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McDonald's Corporation
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McDonald's Corporation
Notice of 2006
Annual Shareholders'
Meeting
and
Proxy Statement

Contents

To McDonald's Corporation Shareholders:

McDonald's Corporation will hold its 2006 Annual Shareholders' Meeting on Thursday, May 25, 2006, at 9:00 a.m. Central Time, in the Prairie Ballroom at The Lodge at McDonald's Office Campus, Oak Brook, Illinois. The registration desk will open at 7:30 a.m.

At the meeting, shareholders will be asked to:

1. Elect six Directors;

2. Approve the appointment of an independent registered public accounting firm to serve as independent auditors for 2006;

3. Act on two shareholder proposals, if presented; and

4. Transact other business properly presented at the meeting.

Shareholders are cordially invited to attend the Annual Shareholders' Meeting. If you are unable to attend the meeting in person, you may watch a live webcast by going to www.investor.mcdonalds.com and selecting the appropriate link under "Webcasts." A replay of the Annual Shareholders' Meeting will be available for a limited time.

Your Board of Directors recommends that you vote FOR all nominees for Director, FOR the approval of the independent auditors, and AGAINST the shareholder proposals. Your vote is important.

Please consider the issues presented in this Proxy Statement and vote your shares as promptly as possible. This Notice of the Annual Shareholders' Meeting and Proxy Statement and proxy or voting instruction card are being sent to shareholders beginning on or about April 7, 2006.

By order of the Board of Directors,

Gloria Santona

Gloria Santona
Secretary

Oak Brook, Illinois
April 7, 2006

Corporate governance

Corporate governance practices continue to evolve and remain a focus for all public companies, including McDonald's. Our Proxy Statement responds to requirements of the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE) in this area, but we believe that good governance is more than a collection of regulations. It is the intersection of the relationships among our Board, our management and our shareholders and is informed by the values that have been the foundation of our business for more than 50 years—integrity, fairness, diligence and ethical behavior.

We believe good governance starts with a Board of Directors whose independence ensures candid and constructive engagement with management about all aspects of our business. Our Board must have a substantial majority of independent members—a standard that exceeds NYSE requirements—and our Director nomination process seeks persons with the initiative, time, skills and diversity of background to be effective contributors. The Board's operations are guided by our Corporate Governance Principles, which address matters we believe are fundamental to shareholder interests, while taking account of other important constituencies such as our employees and franchisees. We have attached our Corporate Governance Principles as Appendix A to this Proxy Statement. Directors must, for example, limit outside activities and abide by a specific code of conduct so that we can be confident about their commitment. To underscore that commitment, Directors receive stock-based compensation and must own a specified level of McDonald's common stock. Since early 2004, our Board has also been led by an independent Chairman. He and our other independent Directors meet regularly without management present to evaluate the Company's results, plans and challenges, as well as management's performance and the strength and development of our leadership bench. In 2005, the Board met nine times.

Board oversight is also effected through six standing committees. They are the Audit, Compensation, Governance, Corporate Responsibility, Finance and Executive Committees. Each of them operates under a written charter to promote clarity in their responsibilities and accountability among their members. These Committees work in a coordinated way to address recurring matters and respond to unanticipated events. Although some are now mandated by regulation, these Committees were part of our Board structure many years before.

The Audit Committee oversees financial reporting matters and is responsible for selecting McDonald's independent auditors. The Audit Committee is critical in setting the right "tone at the top" and in that role reviews communications we receive about accounting or control matters. The Committee also reviews the appropriateness and terms of related-party transactions, as well as McDonald's compliance profile and risk exposures. Its report on activities undertaken in 2005 appears beginning on page 23 of this Proxy Statement.

The Compensation Committee reviews compensation levels for officers throughout the Company, but has special responsibility for establishing goals and compensation levels for our Chief Executive Officer and other key executives. Its report on executive compensation at McDonald's is included beginning on page 13 of this Proxy Statement and should be read together with our other disclosures about the compensation and benefits of our most highly compensated officers.

The Governance Committee monitors our Board structure and operations. Among its most important functions is the identification, evaluation and recruitment of Director candidates, whether they are suggested by other Directors, management or our shareholders. The Committee makes a formal recommendation to the Board with respect to all proposed Director nominees, including those you will vote on this year.

While not mandated by law, our other Board Committees figure prominently in our vision of corporate governance, which includes responsible corporate citizenship. Our Corporate Responsibility Committee, established in 2000, is charged with oversight of our approach to the many social, health and environmental issues that confront our industry. These issues are important to our customers and to the McDonald's System. We acknowledge the benefits of dialogue about them—which can lead to industry-leading initiatives such as our new packaging with nutritional information—and the role that our most senior resources can play in advancing that dialogue.

To ensure that significant investments, policies and financial plans of the Company, such as its dividend policy and share repurchase program, are considered in appropriate detail in light of the Company's overall strategy and performance, we have established a fully independent Finance Committee that is charged with review of these and similar matters that are beyond the scope of the Audit Committee's responsibilities.

McDonald's is proud of its governance structure, but mindful that governance is a journey, not a destination. We refine our practices continuously to promote an effective collaboration of management and our Board that yields value for our shareholders. We welcome shareholder communications about our practices, which can be sent as described on page 5 of this Proxy Statement. Good governance is critical to fulfilling our obligations to shareholders —McDonald's has been, and will remain, a leader in adopting sound practices for the oversight of our business.

Director independence

Our Corporate Governance Principles require that a substantial majority of our Board members be independent. The Board has adopted categorical standards to assist it in making its independence determinations. A copy of our Standards on Director Independence is attached as Appendix B. Based on these standards and after reviewing any relationships involving Board members, including those described under Certain Relationships and Related

Transactions on page 22 of this Proxy Statement, the Board determined that none of its non-management Directors has a material relationship with the Company, and therefore all of these Directors are independent. They are Hall Adams, Jr., Edward A. Brennan, Robert A. Eckert, Enrique Hernandez, Jr., Jeanne P. Jackson, Richard H. Lenny, Walter E. Massey, Andrew J. McKenna, Cary D. McMillan, John W. Rogers, Jr. and Roger W. Stone. In addition, the Board has determined that Sheila A. Penrose, if elected, will be independent. Ms. Penrose is a nominee for election at this Annual Shareholders' Meeting.

Financial experts, Audit Committee independence and financial literacy

The Board of Directors determined that Enrique Hernandez, Jr., Richard H. Lenny, Cary D. McMillan and Roger W. Stone qualify as "audit committee financial experts" and that each member of the Audit Committee is independent and financially literate, all within the meaning of applicable rules of the SEC and the listing standards of the NYSE.

Board Committees

Our Corporate Governance Principles provide for six standing committees: Audit, Compensation, Governance, Corporate Responsibility, Finance and Executive. Charters for each of the key committees—Audit, Compensation and Governance—are attached as Appendices C, D and E, respectively. These charters, along with the charters for the Corporate Responsibility Committee, the Finance Committee and the Executive Committee, are available on the Company's website at www.governance.mcdonalds.com.

The **Audit Committee** appoints the Company's independent auditors and evaluates their independence and performance. The Audit Committee reviews with the internal auditors and the independent auditors the overall scope and results of their respective audits, the internal accounting and financial controls, and the steps management has taken to monitor and control the Company's major risk exposures. The Audit Committee also reviews the Company's material financial disclosures and pre-approves all audit and permitted non-audit services. In addition, the Audit Committee annually reviews the adequacy and appropriateness of the Company's compliance programs including the Company's disclosure controls and procedures. Members of the Committee are Directors Hernandez (Chairperson), Adams, Lenny, Massey, McMillan and Stone. All members of the Audit Committee are independent within the meaning of the listing standards of the NYSE. In 2005, the Audit Committee met 12 times, including meetings to review the Company's annual and quarterly financial reports prior to filing with the SEC.

The Audit Committee Report, a discussion of the Policy For Pre-Approval of Audit and Permitted Non-Audit Services and a summary of Auditor Fees and Services can be found beginning on page 23 of this Proxy Statement.

The **Compensation Committee** evaluates the performance of the Company's Chief Executive Officer and approves his compensation in consultation with the non-management Directors; and, based on recommendations from management, the Committee reviews and approves senior management's compensation and approves compensation guidelines for all other officers. The Committee administers the Company's incentive and equity compensation plans and, in consultation with senior management, reviews and approves compensation policies. Members of the Committee are Directors Brennan (Chairperson), Eckert, Jackson and Rogers. All members of the Compensation Committee are independent within the meaning of the listing standards of the NYSE. In 2005, the Compensation Committee met eight times. *The Compensation Committee Report on Executive Compensation can be found beginning on page 13 of this Proxy Statement.*

The **Governance Committee** sets criteria for Board membership; searches for and screens candidates to fill Board vacancies; recommends appropriate candidates for election each year and, in this regard, evaluates individual Director performance; assesses overall Board performance; considers Board composition and size; recommends to the Board the compensation paid to outside Directors; and evaluates the Company's corporate governance process. The Committee also considers and makes recommendations to the Board regarding shareholder proposals for inclusion in the Company's annual proxy statement. Members of the Committee are Directors McKenna (Chairperson), Brennan, Eckert, Hernandez and Stone. All members of the Governance Committee are independent within the meaning of the listing standards of the NYSE. In 2005, the Governance Committee met six times.

The **Corporate Responsibility Committee** acts in an advisory capacity to the Company's management with respect to policies and strategies that affect the Company's role as a socially responsible organization, including issues pertaining to health and safety, the environment, employee opportunities, consumers and the communities in which the Company does business. Members of the Committee are Directors Massey (Chairperson), Adams, Lenny and Rogers. In 2005, the Corporate Responsibility Committee met four times.

The **Finance Committee** has principal oversight responsibility with respect to certain material financial matters that are outside the purview of the Audit Committee, including the Company's treasury activities as well as acquisitions and divestitures that are significant to the Company's business. This Committee annually reviews the Company's worldwide insurance program, banking and trading arrangements, and policies with respect to dividends and share repurchase. Members of the Committee are Directors Jackson (Chairperson), McKenna, McMillan and Stone. The Finance Committee met four times in 2005.

The **Executive Committee** may exercise most Board powers during the period between Board meetings. Members of this Committee are Directors Skinner (Chairperson), Brennan, Hernandez and McKenna. In 2005, the Executive Committee met twice.

Director compensation

The Corporate Governance Principles provide that the Governance Committee recommends to the Board the form and amount of compensation for non-management Directors. Directors who are Company employees receive no compensation for their services as Directors. The following table shows McDonald's compensation for non-employee Directors paid in 2005:

Retainer	$60,000
Attendance fees (per meeting)	
Board meeting	1,000
Committee meeting or executive session not held in conjunction with a Board meeting	1,000
Committee chairperson retainers:	
Audit, Compensation and Governance Committees	20,000
Corporate Responsibility and Finance Committees	10,000
Credit to Directors' Stock Plan Account (a)(b)	60,000
Matching charitable gift (aggregate maximum dollars matched per year)	10,000
Reimbursement for expenses attendant to Board membership	yes
Reimbursement for physical exam (maximum per Director and spouse, per year)	4,000

(a) Directors may elect to defer all or a portion of their retainer and fees in the form of common stock equivalent units under the Company's Directors' Stock Plan. Deferred amounts are credited to an account which is adjusted to reflect dividends as well as gains or losses, as if invested in McDonald's stock. Deferred amounts are paid in cash after the Director retires from the Board, or the amounts may be deferred further up to a maximum of 15 years at the option of the Director.

(b) Each non-employee Director who was a Director for the entire calendar year received a credit of $60,000 to his or her Directors' Stock Plan account on December 30, 2005. Mr. Lenny, who joined the Board in September 2005, received a pro rata credit to his account on December 30, 2005.

In addition, a special grant of 10,000 restricted stock units was made in 2005 to Mr. McKenna in recognition of his service as Chairman. These restricted stock units will vest on the later of one year from the grant date, May 10, 2005, or Mr. McKenna's retirement. He also participates in the Director compensation described above.

Board and Committee evaluations

In accordance with our Corporate Governance Principles, the Governance Committee conducts annual evaluations of the Board of Directors. Individual Directors are evaluated periodically, but no less often than each time they are slated for re-election. In addition, each of the Audit, Compensation and Governance Committees annually conducts self-evaluations and each of the Corporate Responsibility and Finance Committees conducts such evaluations at least every two years. Results of these evaluations are discussed at Committee meetings and with the full Board.

Code of Conduct for the Board of Directors

Each year, the Directors confirm that they have read the Code and will comply with its standards. *Our Code of Conduct for the Board of Directors is attached as Appendix F.*

Director selection process

The Company has a policy with regard to the consideration of Director candidates. Under the policy, the Governance Committee establishes criteria for Director nominees, screens candidates and recommends Director nominees who are approved by the full Board.

The Governance Committee considers candidates suggested by its members, other Directors, senior management and shareholders in anticipation of upcoming elections and actual or expected Board vacancies. The Committee may, at the Company's expense, retain search firms, consultants and other advisors to identify, screen and/or evaluate candidates.

All candidates, including those recommended by shareholders, are evaluated on the same basis in light of all of their credentials and the needs of the Board and the Company. Of particular importance are the candidate's integrity and judgment, professional achievements and experience relevant to the Company's business and strategic challenges, his or her potential contribution to the diversity and culture of the Board, and ability and willingness to devote sufficient time to Board duties. Candidates also are evaluated in light of Board policies, such as those relating to Director independence, tenure and service on other boards. Candidates with appropriate qualifications are interviewed in person, typically by the Chairman, the Chief Executive Officer, a majority of the members of the Governance Committee and other available Directors.

The Governance Committee also evaluates sitting Directors whose terms are nearing expiration and who are being considered for renomination in light of the above considerations and their past contributions to the Board. *Shareholders who wish to nominate Director candidates should follow the procedures described in the section on Consideration of Director nominations which can be found on page 5 of this Proxy Statement.*

Shareholder communications with the Board of Directors and non-management Directors

Interested persons wishing to communicate directly with the Board or the non-management Directors, individually or as a group, may do so by sending written communications addressed to them at McDonald's Corporation, P.O. Box 4837, Oak Brook, IL 60522-4837. Under the Board's policy for communications addressed to the Board, the Company's Secretary collects mail from the Directors' post office box, forwards correspondence directed to an individual Director to that Director and screens correspondence directed to multiple Directors or the full Board in order to forward it to the most appropriate Committee Chairperson, the Chairman or the full Board.

Communications to the Board, the non-management Directors or to any individual Director that relate to the Company's accounting, internal accounting controls or auditing matters are referred to the Chairperson of the Audit Committee.

Consideration of Director nominations

Shareholders can suggest Director candidates for consideration by writing to the Governance Committee, c/o The Secretary, McDonald's Corporation, McDonald's Plaza, Oak Brook, IL 60523-1928. Shareholders should provide the candidate's name, biographical data, qualifications and the candidate's written consent to being named as a nominee in the Company's Proxy Statement and to serve as a Director, if elected. The Company's By-Laws provide that, for Director nominations to be properly brought before an annual meeting by a shareholder, timely notice must be given by the shareholder to the Company's Secretary. To be timely, the notice must be delivered to the Secretary at the above address not less than 90 days nor more than 120 days before the one-year anniversary of the preceding year's annual meeting. With respect to the 2007 Annual Shareholders' Meeting, notice will be timely if it is delivered between January 25, 2007 and February 24, 2007.

Shareholder proposals for inclusion in next year's Proxy Statement

To be considered for inclusion in next year's Proxy Statement, shareholder proposals must be received by the Company's Secretary no later than December 7, 2006. These proposals should be sent to the Secretary by fax at 1-630-623-0497 or by mail to The Secretary, McDonald's Corporation, McDonald's Plaza, Oak Brook, IL 60523-1928. This notice requirement is separate from and in addition to the SEC's requirements that a shareholder must meet in order to have a shareholder proposal included in the Company's Proxy Statement.

Other shareholder proposals for presentation at the 2007 Annual Shareholders' Meeting

For any proposal that is not submitted for inclusion in next year's Proxy Statement, but is instead sought to be presented directly from the floor of the 2007 Annual Shareholders' Meeting, the Company's By-Laws require that timely notice must be given to the Company's Secretary. To be timely, the notice must be delivered to the Secretary at the above address between January 25, 2007 and February 24, 2007. The By-Laws also provide that the proposal, as determined by the Chairman of the meeting, must be a proper subject for shareholder action under Delaware corporation law.

Proposal No. 1. **Election of Directors**

The Board is divided into three classes, each having three-year terms that expire in successive years.

Nominees

The nominees for Director are: Robert A. Eckert, Enrique Hernandez, Jr., Jeanne P. Jackson, Richard H. Lenny, Andrew J. McKenna and Sheila A. Penrose.

Four of the nominees are standing for election as Directors at this year's Annual Shareholders' Meeting to hold office for three-year terms expiring in 2009. These four are Robert A. Eckert, Enrique Hernandez, Jr., Jeanne P. Jackson and Andrew J. McKenna. The other two nominees, Richard H. Lenny and Sheila A. Penrose, are standing for election in the class of 2008.

The Board of Directors expects all nominees to be available for election. If any of them should become unavailable to serve as a Director for any reason prior to the Annual Shareholders' Meeting, the Board may substitute another person as a nominee. In that case, your shares will be voted for that other person.

Your shares will be voted according to your instructions. If you return your signed proxy card but do not provide voting instructions, your shares will be voted FOR the election of the six nominees named above. The six nominees who receive the most votes will be elected. Biographical information for the Directors continuing in office and the six nominees follows.

The Board of Directors recommends that shareholders vote FOR all six nominees.

Biographical information

Hall Adams, Jr. Mr. Adams, 72, was the Chief Executive Officer of Leo Burnett & Co., Inc., an advertising firm, from 1987 until his retirement in 1992. Mr. Adams has served as a Director of McDonald's since 1993 and is a member of the class of 2008. Mr. Adams is expected to retire as a member of the Board of Directors at the 2007 Annual Shareholders' Meeting in accordance with our Corporate Governance Principles.

Edward A. Brennan Mr. Brennan, 72, is the retired Chairman, President and Chief Executive Officer of Sears, Roebuck and Co., a merchandising company. He retired from Sears in 1995. From April 2003 to May 2004, Mr. Brennan served as Executive Chairman of AMR Corporation, the parent company of American Airlines, and Executive Chairman of American Airlines, Inc., a scheduled passenger airline and scheduled air freight carrier. Mr. Brennan joined McDonald's Board in 2002 and is a member of the class of 2007. He also serves on the boards of The Allstate Corporation (until May 2006), AMR Corporation, Exelon Corporation and 3M Company (until May 2006).



Adams



Brennan



Eckert
Nominee



Hernandez
Nominee



Jackson
Nominee



Lenny
Nominee



Massey



McKenna
Nominee



McMillan



Penrose
Nominee



Roberts



Rogers





Skinner   *Stone*

Robert A. Eckert *Nominee*. Mr. Eckert is Chairman and Chief Executive Officer of Mattel, Inc., a designer, manufacturer and marketer of family products, a post he has held since May 2000. Prior to joining Mattel, Mr. Eckert was President and Chief Executive Officer of Kraft Foods from 1997 to 2000. He joined the Board of McDonald's in 2003 and is a nominee for the class of 2009. Mr. Eckert is 51 years old.

Enrique Hernandez, Jr. *Nominee*. Mr. Hernandez, 50, is Chairman and Chief Executive Officer of Inter-Con Security Systems, Inc., a provider of high-end security and facility support services to government, utilities and industrial customers, since 1986. He joined the Board in 1996 and is a nominee for the class of 2009. Mr. Hernandez also serves as the lead Director of Nordstrom, Inc. and as a director of Tribune Company and Wells Fargo & Company.

Jeanne P. Jackson Nominee. Ms. Jackson, 54, is the General Partner of MSP Capital, a consulting and investment firm she founded in 2003. Ms. Jackson was Chief Executive Officer of Walmart.com from March 2000 to January 2002. She formerly served as President and Chief Executive Officer of Banana Republic, a Gap Inc. brand, from July 1995 to March 2000, and held additional responsibility for Gap Inc. Direct Division from November 1998 to March 2000. Ms. Jackson joined McDonald's Board in 1999 and is a nominee for the class of 2009. She also serves on the boards of NIKE, Inc., Nordstrom, Inc. and Williams-Sonoma, Inc.

Richard H. Lenny Nominee. Mr. Lenny, 54, is Chairman, President and Chief Executive Officer of The Hershey Company, a manufacturer, distributor and marketer of chocolate and non-chocolate candy, and candy-related grocery products, since January 2002. From March 2001 to December 2001, he was President and Chief Executive Officer of The Hershey Company. From January 2001 until March 2001, he was Group Vice President of Kraft Foods, Inc. and President of its Nabisco Biscuit and Snack business and from February 1998 to December 2000, he was President, Nabisco Biscuit Company. Mr. Lenny joined McDonald's Board in September 2005 and is a nominee for the class of 2008. He also serves as a director of Sunoco, Inc. (until May 2006).

Walter E. Massey Dr. Massey, 67, is President of Morehouse College, a post to which he was named in 1995. He also serves as a director of Bank of America Corporation, BP p.l.c. and Motorola, Inc. Dr. Massey joined McDonald's Board in 1998 and is a member of the class of 2007.

Andrew J. McKenna Nominee. Mr. McKenna, 76, has been the non-executive Chairman of the Board since April 2004. He is also the Chairman of Schwarz Paper Company, a printer, converter, producer and distributor of packaging and promotional materials. Mr. McKenna joined McDonald's Board in 1991 and is a nominee for the class of 2009. He is also a director of Aon Corporation, Click Commerce, Inc. and Skyline Corporation.

Cary D. McMillan Mr. McMillan, 48, is Chief Executive Officer of True Partners Consulting, LLC, a professional services firm providing tax and other financial services, since December 2005. From October 2000 to May 2004, he was the Chief Executive Officer of Sara Lee Branded Apparel, and Executive Vice President, from January 2000 to May 2004, of Sara Lee Corporation, a branded consumer packaged goods company. From 1999 to 2001, Mr. McMillan was Chief Financial and Administrative Officer of Sara Lee Corporation. Mr. McMillan joined McDonald's Board in 2003 and serves in the class of 2008. He also serves as a director of Hewitt Associates, Inc.

Sheila A. Penrose Nominee. Ms. Penrose, 60, is President of The Penrose Group, a provider of strategic advisory services on financial and organizational strategies. She is also the non-executive Chairman of the Board of Jones Lang LaSalle Incorporated, a real estate services and money management firm, since her election to that post in January 2005. She has served on Jones Lang LaSalle's Board since 2002. Ms. Penrose also serves as Executive Advisor to the Boston Consulting Group and as a director of eFunds Corporation. Ms. Penrose was identified as a Director candidate by a non-management Director of the Company. She is a nominee for the class of 2008.

Michael J. Roberts Mr. Roberts, 55, is President and Chief Operating Officer, a post to which he was elected in November, 2004, and also has served as a Director since that time. Previously, he was Chief Executive Officer–McDonald's USA from July 2004 to November 2004 and, prior to that, President, McDonald's USA from June 2001. From July 1997 to June 2001, Mr. Roberts was President, West Division–McDonald's USA. Mr. Roberts has been with the Company for 28 years and serves in the class of 2007. He also serves on the board of W.W. Grainger, Inc.

John W. Rogers, Jr. Mr. Rogers is the Chairman and Chief Executive Officer of Ariel Capital Management, LLC, a privately held institutional money management firm that he founded in 1983. Mr. Rogers, 48, joined the McDonald's Board in 2003 and serves in the class of 2007. Mr. Rogers also serves as lead director of Bally Total Fitness Holding Corporation, as a director of Aon Corporation and Exelon Corporation, and as a trustee of Ariel Investment Trust.

James A. Skinner Mr. Skinner, 61, is Vice Chairman and Chief Executive Officer, a post to which he was elected in November 2004; he also has served as a Director since that date. He served as Vice Chairman from January 2003 to November 2004 and as President and Chief Operating Officer of the McDonald's Worldwide Restaurant Group from February 2002 to December 2002. Prior to that, he served as President and Chief Operating Officer of McDonald's Europe/Asia/Pacific and Middle East from June 2001 to February 2002; and as President of McDonald's Europe from December 1997 to June 2001. Mr. Skinner has been with the Company for 35 years and serves in the class of 2008. He also serves on the boards of Illinois Tool Works Inc. and Walgreen Co.

Roger W. Stone Mr. Stone is manager of Stone-Kaplan Investments, LLC, a private investment company, since July 2004 and Chairman and Chief Executive Officer of Stone Arcade Acquisition Corporation, since April 2005. He was Chairman and Chief Executive Officer of Box USA Group, Inc., corrugated box manufacturer, from 2000 to 2004. Mr. Stone served as President and Chief Executive Officer of Smurfit-Stone Container Corporation from 1999 to 2000. Mr. Stone, 71, joined McDonald's Board in 1989 and is a member of the class of 2007.

Proposal No. 2. **Approval of the appointment of an independent registered public accounting firm to serve as independent auditors for 2006**

The Audit Committee is responsible for the appointment of the independent auditors engaged by the Company. The Audit Committee has appointed Ernst & Young LLP as independent auditors for 2006. The Board is asking shareholders to approve this appointment. Ernst & Young LLP audited the Company's financial statements and internal control over financial reporting for 2005. A representative of that firm will be present at the Annual Shareholders' Meeting and will have an opportunity to make a statement and answer questions.

See pages 23 through 25 of this Proxy Statement for additional information regarding the independent auditors including a description of the Audit Committee's Policy for Pre-Approval of Audit and Permitted Non-Audit Services, and a summary of Auditor Fees and Services.

The Board of Directors recommends that shareholders vote FOR the appointment of Ernst & Young LLP, an independent registered public accounting firm, to serve as independent auditors for 2006.

Proposal No. 3. **Shareholder proposal relating to shareholder approval of future severance agreements**

The Trowel Trades S&P 500 Index Fund advised the Company that it intends to present the following shareholder proposal at the Annual Shareholders' Meeting. The address and share ownership of the proponent will be furnished to any shareholder by calling 1-630-623-2553 or by sending a request to McDonald's Corporation, Investor Relations Service Center, Department 300, McDonald's Plaza, Oak Brook, IL 60523-1928.

Shareholder proposal

Resolved: that the shareholders of McDonald's Corporation ("the Company") urge the Board of Directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus. "Future severance agreements" include employment agreements containing severance provisions, retirement agreements and agreements renewing, modifying or extending existing such agreements. "Benefits" include lump-sum cash payments (including payments in lieu of medical and other benefits); the payment of any "gross-up" tax liability; the estimated present value of periodic retirement payments; any stock or option awards that are awarded under any severance agreement; any prior stock or option awards as to which the executive's access is accelerated under the severance agreement; fringe benefits; and consulting fees (including reimbursable expenses) to be paid to the executive.

Supporting statement

In our opinion, severance agreements as described in this resolution, commonly known as "golden parachutes", are excessive in light of the high levels of compensation enjoyed by senior executives at the Company and U.S. corporations in general.

We believe that requiring shareholder approval of such agreements may have the beneficial effect of insulating the Board of Directors from manipulation in the event a senior executive's employment must be terminated by the Company. Because it is not always practical to obtain prior shareholder approval, the Company would have the option if this proposal were implemented of seeking shareholder approval after the material terms of the agreement were agreed upon.

For those reasons, we urge shareholders to vote for this proposal.

The Board's recommendation

The Board of Directors does not believe this shareholder proposal is in the best interests of shareholders for the following reasons.

Our executive compensation program is designed to attract, motivate, reward, retain and engage talented people who can deliver strong performance and help the Company to achieve our business objectives, thereby maximizing shareholder value. We believe that providing an appropriate level of severance is an important consideration in executive compensation design. The Compensation Committee of the Board of Directors, composed exclusively of independent Directors, oversees executive compensation arrangements, including severance arrangements, and annually reports to shareholders on its executive compensation policies in the Company's proxy statement (see Compensation Committee Report on Executive Compensation on pages 13 to 16).

We believe that the Board of Directors should retain discretion in setting the appropriate level of benefits in severance arrangements, based on facts and circumstances existing at the time the benefits are determined. The creation of an arbitrary standard reduces the ability of the Board of Directors to do so. Your Board of Directors recognizes, however, the need to balance the Company's desire to attract and retain the most qualified executives with the interests of shareholders in limiting the Company's compensation costs. Accordingly, we recently adopted a broad-based severance pay plan for U.S. paid employees, which provides for a range of benefits to be provided in connection with covered changes in job status based on job classification and length of service. In the case of eligible officers, the plan provides for up to one times salary, a pro-rated annual bonus (in certain circumstances), plus limited benefits such as outplacement services and medical coverage. However, benefits provided to expatriate employees based outside the U.S. may vary depending on local requirements. (Executives covered by our Executive Retention Plan are excluded; please see page 21 of this Proxy Statement for a description of our Executive Retention Plan.) In addition to these cash benefits, the plan contemplates limited vesting of stock option and restricted stock unit awards in accordance with the terms of the Company's equity compensation plans, which are fully disclosed to shareholders. We believe this severance pay plan is clearly within the spirit of the proposal.

In addition, the Company has entered into change-of-control agreements with some of its employees, including members of executive management, and in the case of a change of control, these agreements, not the severance plan, would apply. The Committee believes these important agreements allow management to remain focused and objective during a potential change-in-control, thus allowing them to act decisively to maximize value for all stockholders. The change-in-control arrangements applicable to executive officers are publicly disclosed (see pages 19 and 20 of this Proxy Statement for a description of these agreements) and conform to practices of many other large corporations. The Committee periodically reviews such arrangements and believes such arrangements are reasonable, appropriate and necessary to ensure an appropriate transition in the event of a change in control.

Furthermore, we believe that the proposal presents a number of practical issues, including the application of local laws outside the United States, that may mandate certain statutory severance benefits as well as the significant time and expense required to obtain shareholder approval. Because the timing of shareholder meetings may not coincide with the Company's negotiations with employment candidates, a special meeting of the shareholders may be required to approve and finalize any such arrangements. This process would be very costly and time consuming for the Company. Alternatively under the proposal, the Company could seek shareholder approval after the material terms of any such arrangement have been agreed upon. However, this would mean that the Company could be forced to breach an existing agreement with an executive if the arrangement was not ratified by shareholders.

McDonald's must compete for talented executives with other large globally branded companies and would be at a competitive disadvantage in attracting qualified executives who do not want to be subject to the uncertainty, premature disclosure and potential delay that would be created by the proposal's shareholder approval requirement.

For the reasons outlined above, the Board of Directors believes that the Compensation Committee, composed solely of independent Directors, should continue to oversee executive compensation, including severance arrangements, and therefore recommends a vote AGAINST this shareholder proposal.

Proposal No. 4. Shareholder proposal relating to labeling of genetically engineered products

The Camilla Madden Charitable Trust, Bon Secours Health System, Inc., the Congregation of the Sisters of St. Joseph of Springfield, Massachusetts, The Sinsinawa Dominicans, The Sisters of St. Francis of Philadelphia and The Domestic and Foreign Missionary Society of the Episcopal Church advised the Company that they intend to present the following shareholder proposal at the Annual Shareholders' Meeting. The addresses and the share ownership of the proponents will be furnished to any shareholder by calling 1-630-623-2553 or by sending a request to McDonald's Corporation, Investor Relations Service Center, Department 300, McDonald's Plaza, Oak Brook, IL 60523-1928.

Shareholder proposal

Resolved: Shareholders request that the Board of Directors adopt a policy to identify and label all food products manufactured or sold by the company under the company's brand names or private labels that may contain genetically engineered (GE) ingredients.

Supporting statement

- The right to know is a fundamental principle of democratic societies and market economics.
- Segregation and identity preservation of GE-ingredients/crops is already needed to trade in many international markets.
- The European Union, Japan, New Zealand, South Korea and Australia have passed regulations that require labeling of GE foods.
- As of May 19, 2005, Alaska law requires that genetically engineered salmon be labeled as such.
- Millions suffer from mild to fatal food allergies. Without labeling, consumers have no way of protecting themselves from hidden allergens.
- The National Academy of Sciences report, Genetically Modified Pest-Protected Plants (4/2000) recommended development of improved methods for identifying potential allergens in generically engineered pest-protected plants.
- The report Safety of Genetically Engineered Foods: Approaches to Assessing Unintended Health Effects (National Academy of Sciences)] 7/2004) states:... there remain sizable gaps in our ability to identify compositional changes that result from genetic modification of organisms intended for food... (p.15) Post-marketing surveillance has not been used to evaluate any of the GE crops currently on the market. (p.153)
- Between 2001-2004, approximately 15,000 hectares (150 square kilometers) in four US states were planted with unapproved Bt10 corn. (New Scientist 3/23/2005) At least nine cargo shipments to Japan have contained the illegal variety. (Reuters 8/23/2005)
- The FDA determined (2/2003) that 386 pigs involved in bioengineering studies were possibly not properly disposed of, and may have entered the food supply.
- StarLink corn, not approved for human consumption, has been detected in US food aid shipments (12/2004) as well as in a U.S. corn shipment to Japan (12/2002). StarLink's first contamination of U.S. corn (8/2000) triggered a recall of 300 products.

Indicators that genetically engineered organisms MAY be harmful to humans, animals, or the environment include:

• Five major US agricultural weeds have developed resistance to glyphosate, the herbicide used with genetically engineered Roundup Resistant crops. Addressing this problem includes use of additional herbicides.

• Research (Environmental Health Perspectives 6/2005) has shown that Roundup, increasingly needed on Roundup Ready crops, is toxic to human placental cells at concentrations lower than agricultural use.

• Producers of salmon genetically engineered to speed the fish's growth to maturity expect their federal application to sell the fish in the United States to be decided within a year, renewing concern among commercial fishermen about the consequences of genetically modified fish escaping and mingling with wild salmon. (AP 3/9/2005)

• Crops engineered to produce pharmaceuticals/industrial chemicals could pollute the food system. The National Food Processors Association stated (11/2002): "There is an unacceptable risk to the food supply associated with the use of food and feed crops as 'factories' for the production of pharmaceuticals or industrial chemicals without mandatory regulations and necessary verification in place."

The Board's recommendation

McDonald's is committed to serving safe, quality products in our more than 30,000 restaurants in more than 100 countries. We provide customers an array of menu choices derived from a variety of safe and wholesome agricultural products. McDonald's does not plant or raise crops for use in our products. Therefore, the Company does not genetically engineer the ingredients it purchases for any of its products. Rather, we purchase the ingredients for our products from the agricultural industry. Our purchases are usually made regionally in the country or area of the world where our restaurants are located, and agricultural practices vary worldwide.

Like other purchasers of food products, we rely on scientific and regulatory authorities, such as the Food and Drug Administration (FDA) and the Department of Agriculture (USDA) in the United States to review and approve the use of various food ingredients. McDonald's uses products and ingredients that are in accordance with the requirements of these organizations. We also look to international agencies, such as the United Nations' World Health Organization and Food and Agricultural Organization, Codex Alimentarius and other scientific bodies, to review and provide expert guidance regarding food safety.

Since one of our highest priorities is the health and safety of our customers, we continuously review and monitor the status of regulatory approvals, customer acceptance, consumer benefits and choice, environmental impact and the state of scientific research to guide us in making purchasing decisions. For example, we have avoided genetically engineered food in some markets, such as Europe, due to negative consumer perception.

The issue of biotechnology in food is complex and reaches far beyond McDonald's. We believe that relevant government agencies with scientific expertise, rather than McDonald's or its shareholders, are the proper entities to make judgments about appropriate disclosure of food ingredients. In establishing labeling requirements, government agencies have not determined that it would protect the health and safety of the public and the environment to require companies to identify and label their products that may contain genetically engineered ingredients, as the shareholder proponents ask us to do. McDonald's complies, and in the future will continue to comply, with all applicable government food labeling regulations.

Among the factors that make the proposal impracticable, neither the FDA nor any other government agency has determined a standardized testing protocol for how to test for the presence of ingredients that have been genetically engineered. For McDonald's to implement special labeling of products in the absence of government regulation generally applicable to such products could create confusion among customers. In 2001, the FDA issued draft guidance for companies electing to voluntarily label foods regarding their genetic engineering status; however, the guidance remains in draft form and has not been widely adopted. The draft guidance also fails to offer methods for definitive identification and validation of foods that are and are not genetically engineered, which we believe could further add to consumer confusion for any foods that are so labeled.

We are firmly committed to ensuring the safety of our products. We will continue to monitor and comply with the laws and regulations with respect to the identification and labeling of genetically engineered food, and we will continue to rely on the experts in this area.

Your Board of Directors recommends that you vote AGAINST this shareholder proposal.

Stock ownership guidelines

The Company imposes minimum stock ownership guidelines for Directors and officers.

Each Director is expected to acquire, within five years after becoming a Director, common stock or common stock equivalent units equal in value to the lesser of five times the annual retainer or 10,000 shares (of which 1,000 shares should be acquired within the first year) and to maintain that level of investment throughout his or her term.

Each officer is expected to acquire the lesser of the minimum share ownership requirements or value of shares as a multiple of base salary listed below within five years of becoming an officer, and to hold those shares during his or her term of office:

Level/band	Minimum share ownership requirements	Value of shares as a multiple of base salary
Chief Executive Officer	240,000	5 x
President and Chief Operating Officer	180,000	5 x
President, North America and Europe/ Senior Executive Management	85,000	4 x
Executive Management	50,000	4 x
Senior Leadership	25,000	3 x
Leadership	8,500	1.5 x

We review compliance with these requirements annually. Failure to meet these requirements may result in a reduction in future long-term incentive grants and/or payment of future annual and/or long-term incentive payouts in the form of common stock.

Security ownership of certain beneficial owners

The following table shows all beneficial owners of more than five percent of the Company's common stock outstanding as of December 31, 2005:

Name	Amount and nature of beneficial ownership(a)	Percent of class(b)
Dodge & Cox 555 California Street, 40th Floor San Francisco, CA 94104	69,662,817 common shares	5.51%

(a) Reflects shares beneficially owned by Dodge & Cox as of December 31, 2005, according to a statement on Schedule 13G filed with the SEC, which indicates that the company, an investment adviser, has sole voting power with respect to 65,465,044 shares, shared voting power with respect to 684,000 shares and sole dispositive power with respect to 69,662,817 shares. The Schedule 13G also indicates that the securities reported are beneficially owned by clients of Dodge & Cox, and that those clients may include investment companies registered under the Investment Company Act and/or employee benefit plans, pension funds, endowment funds and other institutional clients. The Schedule 13G also certifies that the securities were acquired in the ordinary course and not with the purpose nor with the effect of changing or influencing the control of McDonald's.

(b) Based on the number of outstanding shares of common stock on December 31, 2005.

Security ownership of management

The following table shows the ownership of the common stock and common stock equivalent units for the named individuals and the group as of March 22, 2006. Directors and Executive Officers as a group owned (directly, indirectly and through benefit plans) less than 1.0% of the Company's common stock.

Name	Common stock (a)(b)(c)(d)	Stock equivalents (e)	Total
Hall Adams, Jr.	30,334	11,363	41,697
Ralph Alvarez	310,732	38,965	349,697
Edward A. Brennan	20,834	17,055	37,889
Robert A. Eckert	23,334	10,215	33,549
Enrique Hernandez, Jr.	35,442	30,449	65,891
Jeanne P. Jackson	24,584	20,043	44,627
Richard H. Lenny	2,000	1,260	3,260
M. Lawrence Light	190,740	0	190,740
Walter E. Massey	26,334	12,093	38,427
Andrew J. McKenna	51,853	57,748	109,601
Cary D. McMillan	26,334	10,105	36,439
Matthew H. Paull	361,598	12,722	374,320
Sheila A Penrose(f)	0	0	0
Michael J. Roberts	775,849	21,368	797,217
John W. Rogers, Jr.	88,434	9,924	98,358
James A. Skinner	1,176,484	34,210	1,210,694
Roger W. Stone	42,000	66,592	108,592
Directors and Executive Officers as a group (the Group)(21 persons)	4,061,252	361,828	4,423,080

(a) Beneficial ownership of shares that are owned by members of their immediate families directly or through trusts is disclaimed as follows: Directors McKenna, 640; and Rogers, 100; and the Group, 740.

(b) Includes unallocated shares held in the Company's Profit Sharing and Savings Plan as follows: Directors Roberts, 7,013; and Skinner, 10,832; Messrs. Light, 607; and Paull, 1,415; and the Group, 26,217.

(c) Includes shares that could be purchased by exercise of stock options on or within 60 days after March 22, 2006, under the Company's option plans as follows: Directors Adams, 26,334; Brennan, 18,334; Eckert, 13,334; Hernandez, 26,334; Jackson, 22,334; Massey, 26,334; McKenna, 9,332; McMillan, 13,334; Roberts, 740,000; Rogers, 13,334; Skinner, 936,193; and Stone, 24,000; Messrs. Alvarez, 310,724; Light, 187,714; and Paull, 330,577; and the Group, 3,464,382.

(d) Directors and Executive Officers as a group have sole voting and investment power over shares of common stock listed above except as follows: (i) shared voting and investment powers for shares held by Directors Eckert, 10,000; Hernandez, 8,400; Jackson, 2,250; Lenny, 2,000; Roberts, 711; and Skinner, 2,168; and the Group, 62,339; and (ii) for the benefit of children, shares held by Director Roberts, 200.

(e) Includes common stock equivalent units credited under the Company's retirement plans and the Directors' Stock Plan, which are payable in cash.

(f) Ms. Penrose does not currently serve on the Board of Directors. She has been nominated for election at the Annual Shareholders' Meeting.

The following report of the Compensation Committee of the Board of Directors outlines the Company's compensation philosophy and programs, and describes the processes the Committee employs in its compensation determinations. Following this report is the Summary Compensation Table showing compensation history for the Company's Chief Executive Officer during 2005 and four other Executive Officers (together, the "Named Officers"). Stock option grant and exercise information for each of these officers along with a Stock Performance Graph also follow this report. A listing of the Company's Executive Officers may be found on page 27.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Dear Fellow Shareholders:

Our Committee is composed entirely of independent Directors. In consultation with senior management, we establish the Company's general compensation philosophy, and oversee the development and implementation of executive compensation programs. Each year, we review and approve the Company's goals and objectives relevant to the compensation of the Chief Executive Officer and evaluate his performance in light of those goals and objectives. Based on this evaluation, and after consulting with other independent members of the Board of Directors, our Committee approves individual elements of the Chief Executive Officer's total compensation package.

In accordance with the Company's Corporate Governance Principles, which describe the manner in which our Board operates, our Committee also approves the compensation structure for the Company's officers annually based on recommendations from management, and reviews and approves the compensation packages of senior management. As required by our charter, our Committee also reviews the Company's incentive compensation and welfare benefit plans, as well as the Company's policies with respect to post-service arrangements and perquisites provided to officers. As part of our review of the Company's executive compensation program, we reviewed detailed information regarding compensation for each of the Named Officers in the form of tally sheets, which included information on base salary, 2004 annual cash bonus, estimated fair value of 2005 stock option and restricted stock unit grants, and target long-term cash bonus (annualized). The tally sheets also included the value of other perquisites received by the Named Officers, including Company paid group term life insurance, financial counseling, Company car and personal use of the corporate aircraft. In addition to 2005 information, the tally sheets also provided current balances held in the Named Officers' 401(k) plan and their supplemental retirement plans, including information on employee contributions and employer matching contributions, as well as the estimated fair value of all equity awards currently held by each of the Named Officers.

Our Committee Chairperson regularly reports on Committee actions and recommendations at Board meetings. In addition, the Chief Executive Officer's performance and senior management compensation are frequently discussed at executive sessions of the Board of Directors, when only non-management Directors are present.

Global total compensation philosophy

The objective of the Company's global total compensation program is to attract, motivate, reward, retain and engage talented people who can deliver strong performance and help the Company to achieve our business objectives. Consistent with this performance-based objective, our total compensation program emphasizes accountability for results and supports important performance drivers. The Company's focus on pay for performance is evidenced by the fact that the majority of the compensation awarded to the Named Officers is tied to the Company's business results in the form of operating income growth (annual bonus, long-term cash bonus and the discretionary employer match in the profit-sharing plan), earnings per share growth (performance-vested restricted stock units), return on total assets (long-term cash bonus) and the Company's stock performance (stock options, restricted stock units and long-term cash bonus).

Executive compensation

We believe that executive compensation opportunities should be competitive with other large globally branded companies and alternative careers within the McDonald's System (i.e., careers as a franchisee or supplier). Our determinations are guided in part by the increasingly competitive demand for talented executives who have the skills and expertise required to lead a large, dynamic global business. In this regard, an overall review of competitive market data is conducted annually.

We review information supplied by independent consultants to determine the competitiveness of McDonald's total compensation package for senior management with that of a group of comparator companies (Comparator Group). The Comparator Group includes 25 companies consisting of branded consumer products firms, key McDonald's competitors and global companies within the service/retail industry. Although some companies within the Comparator Group are included in the Dow Jones Industrial Average shown in the Stock Performance Graph on page 16 of this Proxy Statement, the Comparator Group is not made up exclusively of companies used in that index. In addition to reviewing competitive data, we also consider certain qualitative factors which we believe contribute to building McDonald's global Brand.

In 2005, the base salary targets for executives were established to approximate the 50th percentile among the Comparator Group, while the total compensation targets for executives were established to approximate the 60th percentile, if stated performance goals were achieved. Although 2005 was a solid year financially, as a result of the Company's tremendous performance in 2004, the annual cash incentives paid for 2005 were noticeably lower than the 2004 annual cash incentives. Long-term equity incentive award targets for employees, including executives, will remain approximately the same for 2006 as in 2005.

Management and the Committee continue to review compensation trends to ensure that, in today's dynamic environment, our total compensation philosophy and mix continue to be properly aligned with the Company's business strategy and the interests of our shareholders. To assist in this analysis, the Committee retains an independent consultant. This analysis is focused on applying a reward system that supports our global business strategy to ensure strong accountability for business results, and puts a greater focus on performance differentiation, in order to reward and retain top performers.

In 2005, the Company continued to modify its compensation strategy to adapt to the changing environment, including making further adjustments to the Company's mix of long-term incentive compensation to optimize the use of equity-based compensation while providing programs that motivate and reward employees as well as provide the incentive for performance. Stock option award guidelines applicable to all employees were reduced or in some cases stock option awards were eliminated beginning in 2005. As discussed in more detail below under "Long-term incentives," the potential stock option value previously received by employees was shifted into restricted stock units or cash-based incentives. These modifications support the Company's commitment to reduce the annual equity award usage rate (known as the "run rate") as a percent of outstanding shares. These modifications resulted in a reduction of more than 50% to the Company's run rate in 2005.

With these actions, the Committee believes that the Company's executive compensation policies and programs are better aligned with shareholders' interests, the external regulatory environment and the Company's Plan to Win—management's key business strategy designed to strengthen the Brand by consistently delivering on the drivers of exceptional customer experiences.

Annual cash compensation

Annual cash compensation for senior management, as for all staff employees, consists of base salary and a variable, at-risk incentive under our Target Incentive Plan (TIP) that is directly tied to annual business results and individual performance.

Our Committee annually approves an executive's base salary, taking into consideration the executive's level of responsibility and individual performance as well as competitive pay practices. Factors used in gauging individual performance are: developing and executing corporate strategies; retaining, leading and developing people; initiating and managing change; effectively managing the many relationships within the McDonald's System; and contributing to programs that positively impact the Company's performance.

Each year, the Committee approves performance targets (excluding the effects of foreign currency translation on reported results) as well as minimum threshold financial performance levels. Each employee is assigned a target incentive at the beginning of the year (the greater the individual's responsibility, the higher the percentage of target incentive to salary). Target incentives are adjusted to reflect promotions during the year. TIP awards are stated as a specified percentage of base salary as of the end of the year. No portion of the award is payable if the threshold level of performance is not attained. The final incentive payment depends on the actual performance achieved in comparison to the targets; however, the Committee may make adjustments to exclude the effects of certain unusual items to ensure that incentives reflect the underlying operating results of the Company.

All major McDonald's markets participate in a common annual incentive framework, supporting a consistent strategy and focus. For 2005, target incentives for all employees, including Executive Officers, were adjusted by team and individual performance factors based in part on performance of the Company or the employees' respective business unit, as measured by operating income. Operating income performance was then adjusted by specific modifiers including changes in comparable guest counts, the achievement of general and administrative expense targets, nonfinancial factors designed to improve Quality, Service & Cleanliness (QSC), employee satisfaction, employer image and other nonfinancial initiatives designed to enhance our Brand. Based upon this framework, the team performance factors and thus the dollar amount of the annual incentives received by employees can vary significantly from market to market based upon the performance of each market. In 2005, the range of team performance factors varied from zero to approximately 155% of the targets set for each of our geographic business segments.

In 2005, the Company exceeded the operating income target applicable to all Named Officers and team performance factors applicable to these officers were modestly above target. The Summary Compensation Table on page 17 of this Proxy Statement lists the awards paid to the Named Officers for 2005 performance.

Long-term incentives

Long-term incentives consist of stock options, restricted stock units and cash awards under a long-term incentive plan (Cash Performance Unit Plan or CPUP). These awards serve to focus executive attention on the long-term performance of the business and comprise a significant portion of total compensation for senior management consistent with our increased emphasis on the pay for performance element of executive compensation.

As discussed earlier, the Company modified its practices regarding equity compensation in 2005 by reducing stock option award guidelines or in some cases eliminating stock option awards by shifting the potential stock option value previously received by employees into restricted stock units or cash-based incentives. For employees below the level of Senior Vice President, the estimated value of equity awards in 2005 was comprised of stock options (70%) and restricted stock units (30%), while the estimated value of the equity awards to senior management was comprised of stock options (50%) and restricted stock units (50%). The Company believes the combination of restricted stock units and stock options provides an appropriate blend of equity compensation vehicles to support our focus on retention of employees as well as motivating employees to continue to drive shareholder value.

Equity award guidelines based on level of responsibility are established by the Committee each year. Individual awards to employees, including members of senior management, are made within these guidelines, dependent primarily upon sustained individual performance and on the potential for positively influencing future results. The Summary Compensation Table on page 17 of this Proxy Statement describes awards of restricted stock units and options granted to the Named Officers in 2005.

■ *Stock options*

Stock options typically have a life of ten years, vest ratably over four years, and have an exercise price equal to the fair market value of our common stock on the grant date.

■ *Restricted stock units*

Restricted stock units granted in 2005 cliff vest after three years and are subject to risk of forfeiture. The restricted stock units granted to employees were service-vested, while Executive Officers were granted performance-vested restricted stock units. The vesting of these performance-based restricted stock units is contingent upon the Company's achievement of a target level of diluted earnings per share growth during the specified three-year cliff vesting period.

■ *Long-term incentive plan*

In 2004, the Company introduced and granted target awards to senior management under CPUP that are payable after completion of the performance period. CPUP is a three-year (2004-2006), long-term cash incentive plan tied directly to the Company's Plan to Win. During the three-year period, performance will be measured by consolidated three-year compounded annual constant currency operating income growth (weighted 75%) and average return on total assets (weighted 25%). A multiplier based on McDonald's cumulative total shareholder return versus the S&P 500 Index will also be applied to either increase or decrease the amount of the awards. Cash awards vary if minimum, target or maximum predetermined performance goals are achieved at the end of the cycle. No payout will occur unless the Company achieves certain performance thresholds.

Other compensation

Executives participate in other broad-based benefit programs, such as the Company's retirement, life insurance and healthcare programs. In 2005, the Company modified its Profit Sharing and Savings Plan to encourage employees to increase their retirement savings, while changes to our healthcare programs provide more focus on employee health and wellness. Under a new stratified premium structure implemented in 2005, officers pay higher premium rates than non-officer employees for health insurance coverage.

Perquisites provided to executives include Company-provided cars, financial planning, annual physical examinations and the Chief Executive Officer's personal use of the Company's aircraft. Additional information regarding perquisites provided to the Named Officers is set forth in a footnote to the Summary Compensation Table on page 17 of this Proxy Statement.

Stock ownership requirements

We believe that the Company's executives will more effectively pursue the long-term interests of our shareholders, whose interests they are charged with enhancing, if they are shareholders themselves. Consistent with this philosophy, minimum share ownership requirements apply to all officers. All Executive Officers, including Mr. Skinner, are either in compliance with or are on target to achieve compliance within the required time frame. The Company's stock ownership requirements can be found on page 11 of this Proxy Statement.

Compensation of the Chief Executive Officer

The Company's long-term strategic roadmap, the Plan to Win, is focused on operational excellence, leadership marketing, innovation and financial discipline. Within the Plan to Win strategy, for 2005 Mr. Skinner's three priorities were long-term profitable growth for the Company's shareholders and the System, talent management and leadership development, and the Company's balanced lifestyles initiatives. The results produced in each of these priority areas are the key factors we considered in reviewing Mr. Skinner's 2005 performance and awarding his compensation.

Mr. Skinner led the Company to impressive results in each of these priority areas. Following a record setting financial year in 2004, the Company produced solid financial results in 2005, including increased global comparable sales and profits, while maintaining our commitment to fiscal discipline and enhancing shareholder value. In the area of talent management, the Company enhanced its succession planning process and created and expanded leadership development programs around the world. With respect to the balanced lifestyles initiative, the Company continued to expand its menu offerings and announced leadership action with an "iconic" nutrition labeling initiative to be rolled out in 2006. Within the framework of the compensation programs described throughout this report, the compensation Mr. Skinner received for 2005 is disclosed in the tables beginning on page 17 of this Proxy Statement.

Policy with respect to the $1 million deduction limit

Section 162(m) of the Internal Revenue Code of 1986 generally limits to $1 million the tax deductibility of annual compensation paid to certain officers. However, performance-based compensation can be excluded from the limit so long as it meets certain requirements. While the Committee retains the flexibility to compensate executive performance that increases shareholder value, the Committee remains focused on using compensation vehicles that allow the Company to deduct compensation expenses. The Committee believes that TIP, CPUP, stock options and the performance-based restricted stock units granted to the Executive Officers in 2005, as discussed above, satisfy the requirements for exemption under Section 162(m). Therefore, we expect substantially all 2005 compensation will qualify as a tax-deductible expense.

Conclusion

We believe that our executive compensation program is consistent with the Company's pay-for-performance philosophy and is effective at serving the interests of both the Company and our shareholders. The compensation received by our executives is based upon both Company and individual performance. Our programs are designed to motivate and retain a high caliber executive team critical to our future success. We continue to monitor our programs due to the highly competitive global market in which the Company competes for executive talent. We are confident our programs motivate our executives to achieve long-term sustainable growth for the Company.

Submitted by the
COMPENSATION COMMITTEE

Edward A. Brennan, *Chairperson*
Robert A. Eckert
Jeanne P. Jackson
John W. Rogers, Jr.

Stock performance graph

The following performance graph compares the performance of the Company's common stock to the Standard & Poor's 500 Stock Index (S&P 500 Index) and to the performance of the companies comprising the Dow Jones Industrial Average (DJIA companies). The graph assumes that the value of the investment in the Company's common stock, the S&P 500 Index and the DJIA companies was $100 at December 31, 2000 and that all dividends were reinvested.

At least annually, we consider which companies comprise a readily identifiable investment peer group. McDonald's is included in published restaurant indices; however, unlike most other companies included in these indices, which have no or limited international operations, McDonald's does business in more than 100 countries. For added perspective, a substantial portion of our operating income is generated outside the U.S. In addition, by virtue of our size, McDonald's inclusion in those indices tends to skew the results. Hence, we believe that such a comparison would not be meaningful.

On the other hand, our market capitalization, trading volume and importance in an industry that is vital to the U.S. economy have resulted in McDonald's inclusion in the Dow Jones Industrial Average since 1985. Thus, in the absence of any readily identifiable peer group for McDonald's, we believe that use of the DJIA companies as the group for comparison is appropriate. Like McDonald's, many DJIA companies generate meaningful sales and revenues outside the U.S., and some manage global brands.

The performance graph that follows shows McDonald's cumulative total shareholder returns (i.e., price appreciation and reinvestment of dividends) relative to the S&P 500 Index and the DJIA companies (including McDonald's) for the five-year period ended December 31, 2005. For the DJIA companies, returns are weighted for market capitalization as of the beginning of each period indicated. These returns may vary from those of the Dow Jones Industrial Average Index, which is not weighted by market capitalization and may be composed of different companies during the period under consideration.

Comparison of five-year cumulative total shareholder returns



	Dec 00	01	02	03	04	05
McDonald's	100	78	48	76	100	107
S&P 500 Index	100	88	69	88	98	103
DJIA companies	100	96	75	92	97	98

Source: Standard & Poor's IMS

Summary compensation table

The following table summarizes the total compensation earned by or paid for services rendered in all capacities to the Chief Executive Officer and four other Executive Officers who were most highly compensated in 2005 (Named Officers). Executive Officers are designated by the Board of Directors.

					Long-term compensation		
					Awards	Payouts	
		Annual compensation(a)		Restricted stock awards	Securities underlying options	LTIP* payouts	All other compensation
Name and principal position	Year	Salary($)	Bonus($)	($)(b)	(#)	($)	($)(c)
James A. Skinner	2005	$ 1,100,000	$ 2,000,000	0(d)	0(d)	0	$ 329,800
Vice Chairman and	2004	900,344	2,198,000	$ 1,248,400	375,000	0	188,221
Chief Executive Officer	2003	830,189	810,000	880,609	160,000	0	148,840
Michael J. Roberts	2005	900,000	1,350,000	0(d)	0(d)	0	250,000
President and Chief	2004	671,937	1,600,000	1,770,000	300,000	0	146,028
Operating Officer	2003	570,755	655,000	605,427	108,000	0	98,402
Matthew H. Paull	2005	643,333	760,000	325,022	29,899	0	165,833
Corporate Senior Executive	2004	578,120	1,015,000	780,250	75,000	0	112,263
Vice President and Chief	2003	508,138	442,000	550,391	120,000	0	81,142
Financial Officer							
M. Lawrence Light	2005	640,683	540,000	237,524	21,850	0	148,068
Former Corporate Executive	2004	610,392	840,000	0	57,000	0	105,400
Vice President–Global	2003	581,877	347,376	0	80,000	0	11,038
Chief Marketing Officer							
Ralph Alvarez	2005	565,492	655,000	400,002	36,799	0	148,549
President, McDonald's	2004	464,847	920,000	555,800	72,000	0	101,173
North America	2003	404,350	454,506	440,304	72,000	0	62,436

* Denotes Long-Term Incentive Plan

(a) The Company offers limited perquisites to its executives, including: (i) personal use of Company-owned cars, (ii) financial counseling, (iii) limited personal use of corporate aircraft, which, beginning in 2005, was further limited to the Chief Executive Officer only and (iv) annual physical examinations. The aggregate incremental cost of perquisites provided to each of the Named Officers was less than $50,000 during each year reflected in the Summary Compensation Table. The incremental cost of these perquisites is based on actual charges to the Company, except as follows: (i) personal use of Company-owned cars includes a pro-rata portion of the purchase price, fuel and maintenance, based on personal use and (ii) personal use of corporate aircraft includes fuel costs, on-board catering, landing/handling fees and flight attendants. Fixed costs which do not change based upon usage, such as pilot salaries and the cost of capital invested in corporate aircraft, are excluded from this calculation. In accordance with Company policies, executives are required to reimburse the Company for a portion of their personal use of Company-owned cars and corporate aircraft.

(b) The amounts reflect the market value (based on the closing market price of the Company's common stock on the date of award) of restricted stock units (RSUs) awarded. In 2005, the total number of RSUs granted to the Named Officers is as follows: Messrs. Skinner, 0; Roberts, 0; Paull, 9,970; Light, 7,286; and Alvarez, 12,270. Generally, RSUs vest at the end of three years from the date of award, but all of the RSUs granted to Named Officers in 2005 contain performance restrictions on vesting based upon the Company's achievement of target levels of diluted earnings per share growth. At the discretion of the Company, the RSUs will be settled at or after the time they vest by delivery of shares of common stock or the cash-equivalent value. During the vesting period, dividends are neither payable nor accrued on the RSUs held by the Named Officers. The number and market value (based on the closing market price of the Company's common stock on December 31, 2005, $33.72) of unvested RSUs held by each of the Named Officers as of December 31, 2005 are provided in the following table.

Name	Number of unvested RSUs	Value of unvested RSUs
James A. Skinner	101,538	$3,423,861
Michael J. Roberts	102,308	$3,449,826
Matthew H. Paull	73,432	$2,476,127
M. Lawrence Light	7,286	$245,684
Ralph Alvarez	63,039	$2,125,675

(c) For 2005, please refer to the table below for information regarding Company matching contributions and allocations to certain Company retirement plans.

	Retirement plans		
Name	Qualified plan ($)	Non-qualified plan ($)	Total ($)
James A. Skinner	$14,700	$315,100	$329,800
Michael J. Roberts	21,000	229,000	250,000
Matthew H. Paull	14,700	151,133	165,833
M. Lawrence Light	21,000	127,068	148,068
Ralph Alvarez	14,700	133,849	148,549

(d) Messrs. Skinner and Roberts received a stock option and RSU grant in December 2004 in connection with their respective promotions and therefore did not receive an equity grant in 2005.

Stock options

Options have an exercise price equal to the fair market value of a share of common stock on the grant date, generally have a 10-year life, and vest in equal installments over periods of four years. Generally, options expire 30 days after termination of employment; however, the Company's equity compensation plans provide for accelerated vesting and an extended exercise period upon death, change of control, disability, retirement, and under other limited circumstances, upon termination of employment. The Compensation Committee has general authority to accelerate, extend or otherwise modify benefits under stock option grants. Subject to the approval of the Compensation Committee, options may be transferred to certain permissible transferees, including immediate family members, for no consideration.

The following table shows the value of 2005 stock option grants to the Named Officers, determined as of the grant date using a closed-form option pricing model:

Stock option grants in 2005

				Individual grants	
Name	Number of securities underlying options granted(#)	Percent of total options granted to employees in 2005(%)	Exercise price per share ($/sh)	Expiration date (b)	Grant date present value($)(c)
James A. Skinner	0(a)	0%	n/a	n/a	0
Michael J. Roberts	0(a)	0	n/a	n/a	0
Matthew H. Paull	29,899	0.42	$32.60	2/16/15	$300,784
M. Lawrence Light	21,850	0.31	$32.60	2/16/15	219,811
Ralph Alvarez	36,799	0.52	$32.60	2/16/15	370,198

n/a Not applicable.

(a) Messrs. Skinner and Roberts received a stock option and RSU grant in December 2004 in connection with their respective promotions and therefore did not receive an equity grant in 2005.

(b) The information contained in the table represents the expiration date for each grant at the time of grant. Pursuant to the terms of our equity compensation plan, option recipients may receive accelerated vesting and/or an adjusted exercise period upon termination of employment, as discussed above.

(c) A closed-form option pricing model was used assuming a dividend yield of 1.72%; a risk-free interest rate of 3.97%; and expected stock price volatility based on historical experience of 27.8%; and expected option life based on historical experience of seven years. The attribution of values with a closed-form option pricing model to stock options requires the input of subjective assumptions, as described above, including the expected volatility of a stock price. While the assumptions are believed to be reasonable, the reader is cautioned not to infer a forecast of earnings or dividends either from the model's use or from the values adopted for the model's assumptions. Any future values realized would ultimately depend upon the excess of the stock price over the exercise price on the date the option is exercised.

Aggregated option exercises in 2005 and fiscal year-end option values

Name	Shares acquired on exercise(#)	Value realized($)(a)	Number of securities underlying unexercised options at 12/31/05(#)(b,c) exercisable/unexercisable	Value of unexercised in-the-money options at 12/31/05($)(d) exercisable/ unexercisable
James A. Skinner	102,000	$729,144	901,193/ 420,000	$5,189,225 /$3,041,975
Michael J. Roberts	52,000	482,960	650,500/ 310,250	3,576,073 / 2,259,453
Matthew H. Paull	34,000	314,704	287,300/ 167,399	2,061,546 / 1,739,637
M. Lawrence Light	0	0	223,000/ 160,850	2,824,088 / 1,777,935
Ralph Alvarez	24,000	225,000	244,272/ 148,049	1,730,186 / 1,264,087

(a) Calculated by subtracting the exercise price from the market value of the common stock on the exercise date, then multiplying by the number of shares exercised. All values are on a pretax basis.

(b) The securities underlying the options are shares of common stock.

(c) The option term was extended three years for substantially all employee optionees, including the Named Officers, for those options granted between May 1, 1999 and December 31, 2000 that have an exercise price greater than $28.90.

(d) Calculated using the market value of the common stock at December 31, 2005 ($33.72 per share), less the option exercise price multiplied by the number of exercisable or unexercisable option shares, as the case may be. All values are on a pretax basis.

Change-of-control employment agreements

The Company has entered into change-of-control employment agreements with some of its employees, including all of the Named Officers. These agreements provide that, upon a change of control of the Company, the executives will be entitled to the benefits described below. An executive who also participates in the Executive Retention Plan, which is described in detail below, must elect to receive severance benefits under either the Executive Retention Plan or these change-of-control agreements.

Subject to exceptions set out in the agreements, a change of control will occur if: a person or group acquires 20% or more of the Company's outstanding common stock or voting securities; the members of the Company's Board on the date of the agreements (and certain new Directors approved in a specified manner by those members) cease to constitute at least a majority of the Board as a result of an actual or threatened election contest; there is a merger or other business combination involving the Company, or a disposition of all or substantially all of the assets of the Company; or the shareholders of the Company approve a liquidation or dissolution of the Company.

■ *Benefits upon a change of control*

The agreements provide generally that, during the three-year period following a change of control, (i) the executive's position and authority may not be reduced, (ii) the executive's place of work may not be relocated by more than 30 miles, (iii) the executive's base salary may not be reduced, (iv) the executive's annual bonus opportunity may not be reduced and the annual bonus paid will not be less than the target annual bonus, and (v) the executive will continue to participate in employee benefit plans on terms not less favorable than before the change of control. In addition, within 30 days after a change of control, the Company will pay to each executive a prorated portion of that executive's annual bonus and of each outstanding long-term incentive plan award (both computed at the target levels) for the partial year or applicable long-term incentive plan period prior to the change of control.

■ *Termination for "good reason"*

The Company's failure to provide any of the benefits described above following a change of control will allow the executive to terminate his or her employment for "good reason" at any time during the three-year period following a change of control. The executive also may terminate his or her employment for good reason if, during the three-year period following a change of control: (i) there is a material adverse change in the executive's position or other terms of employment, (ii) the Company materially breaches the executive's agreement, (iii) the Company attempts to terminate the executive for cause without following requirements set forth in the executive's agreement, or (iv) a successor entity fails to assume the executive's agreement.

■ *Severance benefits upon termination for good reason or without cause*

If the executive terminates his or her employment for good reason or is terminated by the Company without cause (as defined in the agreement) at any time during the three-year period following a change of control, then, in addition to the executive's entitlement to receive accrued but unpaid salary, bonus, deferred compensation and other benefit amounts due on termination, the executive will be entitled to the following severance benefits, subject to executing an agreement that includes a covenant not to compete, a covenant not to solicit employees, a nondisclosure covenant and a release of claims: a lump-sum cash payment equal to three times the sum of the executive's base salary, annual bonus (computed at the target level) and contribution received under the Company's defined contribution plan; a pro rata portion of the annual bonus (computed at the target level) for the year of termination;

continued medical and life insurance benefits, as well as fringe and other benefits, for three years after the termination; and a lump-sum cash payment for any sabbatical leave that has been earned but not yet taken. In addition, for purposes of determining the executive's eligibility for any available post-retirement medical benefits, the executive will be treated as having three additional years of service and being three years older.

■ *Severance benefits upon termination for other reasons*

In the case of the death or disability of an executive during the three-year period immediately following a change of control, the executive or his estate will be entitled to receive accrued but unpaid salary, bonus, deferred compensation and other benefit amounts due at the time of such death or disability at levels provided to his or her peer employees and at least as favorable as those in place immediately prior to the change of control.

If (i) the Company terminates an executive for cause following a change of control, (ii) an executive voluntarily terminates employment without good reason following a change of control, or (iii) an executive who is otherwise eligible to receive severance benefits fails to execute the noncompetition and release agreement, then that executive will receive only a lump-sum payment of accrued but unpaid salary, bonus, deferred compensation and other benefit amounts due at the time of the termination.

■ *Taxes*

Subject to limitations specified in the agreements, the Company will reimburse an executive on an after-tax (grossed-up) basis for any "parachute" excise taxes incurred by that executive because of any payments or other amounts under the agreement or otherwise provided which are considered to be contingent upon a change of control.

■ *Term of the agreements*

The agreements have an initial term of three years. However, one year after the date of the agreements, they are automatically extended in order to perpetually retain a two-year term until terminated by the Company with a minimum of two years' notice.

Executive Retention Plan

The Company maintains an Executive Retention Plan (Retention Plan) under which select participants, including Messrs. Skinner, Roberts and Paull, will become entitled to certain benefits if they remain employed by the Company as an officer for a specified "retention period." To receive these benefits, the participant must enter into and comply with an agreement that includes a covenant not to compete, a covenant not to solicit employees, a nondisparagement covenant, a nondisclosure covenant and a release of claims. The benefits are generally the same for all participants, but with specific differences as noted below.

Once a participant covered by the plan has completed his or her retention period, he or she may elect to enter the "transition period," which continues for the lesser of 18 months or a number of months equal to the participant's total years of service. This election can only be made if a participant has reached the age of 62 or with the consent of the Chief Executive Officer (or the Compensation Committee, in the case of the Chief Executive Officer). During the transition period, the participant must agree to devote substantially all of his or her normal business time and efforts to the business of the Company in an officer position. During the transition period, the participant is entitled to receive: (i) base salary at the highest rate received by the participant before the transition period, (ii) a target-level annual incentive for any calendar year or years that end during the transition period and a prorated target-level incentive for any partial year at the end of the transition period, and (iii) prorated performance-based payouts for any partial long-term incentive plan cycles at the end of the retention period.

For a period of five years following the transition period, the participant must devote such time to the business of the Company as the Company may reasonably request. During this "continued employment period," the participant is entitled to receive: (i) base salary at a rate equal to 35% of the base salary paid during the transition period (50% in the case of Mr. Skinner), and (ii) prorated performance-based payouts for any partial long-term incentive plan cycles at the end of the retention period. Participants will not receive annual or long-term incentives during the continued employment period.

During both the transition period and the continued employment period, the participant will continue to participate in employee benefit plans, but will not be eligible to receive additional stock option grants, long-term incentive plan grants or other incentive compensation awards. Stock options and restricted stock units granted prior to the commencement of the transition period, however, will continue to vest and become exercisable in accordance with their original terms.

If a participant's employment is terminated by the Company during the retention period for any reason other than death, disability or "cause" (as defined in the plan), subject to the execution of an agreement as described above, the participant shall be entitled to payment of: (i) accrued but unpaid base salary and any annual incentive earned for prior years that has not been paid, (ii) an amount equal to the present value of salary and target-level incentives that would have been payable to the participant during his transition period and the present value of salary that would have been payable to the participant during the remainder of his continued employment period, and (iii) an amount equal to the estimated value of the participant's health and welfare benefits for the remainder of the transition and continued employment periods. Mr. Skinner would also receive five years of accelerated stock option vesting and exercisability for stock options, while Messrs. Paull and Roberts and all other participants would receive three years of accelerated stock option vesting and exercisability for stock options. In addition, Mr. Skinner has the right to terminate his employment for "good reason" (as defined in the plan) at any time during his retention and transition periods and receive the severance benefits described in this paragraph. During both the transition period and continued employment period, a participant's employment can only be terminated by the Company for cause or disability.

The plan is in effect until the later of October 24, 2007, or two years after the Company gives notice to all participants of its intention to terminate the plan. No additional employees will be added to this plan.

Messrs. Skinner, Roberts and Paull, and all other participants, have completed their retention periods as of October 29, 2005.

Arrangement with M. Lawrence Light

Mr. Light resigned as an executive of the Company in early 2006. Pursuant to a prior agreement, Mr. Light will remain employed by the Company in a non-executive part-time position at a salary of $50,000 per year for a period of two and one-half years. Mr. Light remains subject to a change-of-control agreement with the Company as referenced on pages 19 and 20 of this Proxy Statement. During this continued employment period, Mr. Light will be entitled to receive the benefits provided to all Company employees, and he may only be terminated for cause. For purposes of this arrangement," cause" generally includes willful failure to perform assigned duties, violation of the Company's policies, and commission of acts involving fraud, breach of fiduciary duty or illegality. Upon his termination of employment with the Company, Mr. Light must enter into a two-year non-competition agreement with the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The McDonald's System has more than 30,000 restaurants worldwide, many of which are independently owned and operated. Within this extensive System, it is not unusual for our business to touch many companies in many industries, including suppliers of food and paper products and security systems. The Board reviews any relationship involving Board members in accordance with the Board's Standards on Director Independence, which are attached as Appendix B. Based on the Board's review of the pertinent facts and circumstances and taking into consideration all applicable laws, regulations and stock exchange listing requirements, the Board determined that the following relationships are not material and do not affect the independence of the Directors involved.

In 2005, the Company and its subsidiaries purchased approximately $1.3 million worth of paper and other printed products (principally trayliners, biscuit liners, french fry bags, hash brown bags and bag stuffers) from Schwarz Paper Company. Mr. McKenna is Chairman of Schwarz Paper Company, as well as a 44% shareholder of Schwarz. Members of Mr. McKenna's family are also shareholders of Schwarz. Schwarz's business with the Company and its subsidiaries represents less than 1% of Schwarz's total revenues. The Company believes that these purchases were made on terms at least as favorable as would have been available from other parties and intends to continue its dealings with Schwarz in 2006 on similar terms.

In 2005, the Company and its subsidiaries purchased approximately $5.0 million worth of salad packaging and parfait cups from Prairie Packaging, Inc. Mr. Stone is a director of Prairie Packaging as well as a 6.39% shareholder. In addition, Mr. Stone's children are shareholders of Prairie Packaging. The Company believes that these purchases, which represent less than 1.5% of the revenues of Prairie Packaging, were made on terms at least as favorable as would have been available from other parties, and intends to continue its dealings with Prairie Packaging in 2006 on similar terms.

In mid-2005, the Company entered into a contract for physical security services with Inter-Con Security Systems, Inc., a company of which Mr. Hernandez is the Chairman and Chief Executive Officer, as well as a 25.99% shareholder. Payments by the Company to Inter-Con for the portion of 2005 under contract totaled $323,801. The Company believes that these services, which represent less than 1% of the revenues of Inter-Con were made on terms at least as favorable as would have been available from other parties, and intends to continue its dealings with Inter-Con in 2006 on similar terms.

AUDIT COMMITTEE MATTERS

AUDIT COMMITTEE REPORT

Dear Fellow Shareholders:

The Audit Committee is composed of six Directors, each of whom meets the independence and other requirements of the New York Stock Exchange. As stated previously, Enrique Hernandez, Jr., Richard H. Lenny, Cary D. McMillan and Roger W. Stone qualify as the "audit committee financial experts." The Committee has the responsibilities set out in its charter, which has been adopted by the Board of Directors and is reviewed annually.

Management is primarily responsible for the Company's financial statements, including the Company's internal control over financial reporting. Ernst & Young LLP, the Company's independent auditors, is responsible for performing an audit of the Company's annual consolidated financial statements in accordance with generally accepted accounting principles (GAAP) and for issuing a report on those statements. Ernst & Young also reviews the Company's interim financial statements in accordance with Statement on Auditing Standards No.100 (interim financial information). The Committee oversees the Company's financial reporting process and internal control structure on behalf of the Board of Directors. The Committee met 12 times during 2005, including meeting regularly with Ernst & Young and the internal auditors, both privately and with management present.

In fulfilling its oversight responsibilities, the Committee reviewed and discussed with management and Ernst & Young the audited and interim financial statements, including Management's Discussion and Analysis, included in the Company's Reports on Form 10-K and Form 10-Q. These reviews included a discussion of:

- critical accounting policies of the Company;

- the reasonableness of significant financial reporting judgments made in connection with the financial statements, including the quality (and not just the acceptability) of the Company's accounting principles;

- the clarity and completeness of financial disclosures;

- the effectiveness of the Company's internal control over financial reporting, including management's and Ernst & Young's reports thereon, the basis for the conclusions expressed in those reports and changes made to the Company's internal control over financial reporting during 2005;

- items that could be accounted for using alternative treatments within GAAP, the ramifications thereof and the treatment preferred by Ernst & Young;

- the annual management letter issued by Ernst & Young, management's response thereto and other material written communications between management and Ernst & Young;

- unadjusted audit differences noted by Ernst & Young during its audit of the Company's annual financial statements; and

- the potential effects of regulatory and accounting initiatives on the Company's financial statements.

In connection with its review of the Company's annual consolidated financial statements, the Committee also discussed with Ernst & Young other matters required to be discussed with the auditors under Statement on Auditing Standards No. 61, as modified or supplemented (communication with audit committees) and those addressed by Ernst & Young's written disclosures and its letter provided under Independence Standards Board Standard No.1, as modified or supplemented (independence discussions with audit committees).

The Committee is responsible for the engagement of the independent auditors and appointed Ernst & Young to serve in that capacity during 2005 and 2006. In that connection, the Committee:

- reviewed Ernst & Young's independence from the Company and management, including Ernst & Young's written disclosures described above;

- reviewed periodically the level of fees approved for payment to Ernst & Young and the pre-approved non-audit services it has provided to the Company to ensure their compatibility with Ernst & Young's independence; and

- reviewed Ernst & Young's performance, qualifications and quality control procedures.

Among other matters, the Committee also:

- reviewed the scope of and overall plans for the annual audit and the internal audit program;

- consulted with management and Ernst & Young with respect to the Company's processes for risk assessment and risk management;

- reviewed the adequacy of certain of the Company's financial policies;

- reviewed and approved the Company's policy with regard to the hiring of former employees of the independent auditors;

- reviewed and approved the Company's policy for the pre-approval of audit and permitted non-audit services by the independent auditors, which we revised in January 2006 to prohibit the provision of tax services by the independent auditors to Company personnel in a financial reporting oversight role, such as the Chief Executive Officer, the Chief Financial Officer and other members of senior management;

- received reports pursuant to our policy for the submission and confidential treatment of communications from employees and others about accounting, internal controls and auditing matters;

- reviewed with management the scope and effectiveness of the Company's disclosure controls and procedures, including for purposes of evaluating the accuracy and fair presentation of the Company's financial statements in connection with certifications made by the Chief Executive Officer and Chief Financial Officer; and

- reviewed significant legal developments and the Company's processes for monitoring compliance with law and Company policies.

Based on the reviews and discussions referred to above, the Committee recommended to the Board of Directors the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2005 for filing with the SEC.

Respectfully submitted,
THE AUDIT COMMITTEE

Enrique Hernandez, Jr., *Chairperson*
Hall Adams, Jr.
Richard H. Lenny
Walter E. Massey
Cary D. McMillan
Roger W. Stone

Policy for pre-approval of audit and permitted non-audit services

The Audit Committee has implemented a policy for the pre-approval of all audit and permitted non-audit services proposed to be provided to the Company by its independent auditors. Under the policy, the Audit Committee may pre-approve engagements on a case-by-case basis or on a class basis if the relevant services are predictable and recurring.

Pre-approvals for classes of services are granted at the start of each fiscal year. In considering pre-approvals on a class basis, the Audit Committee reviews a description of the scope of services falling within each class and imposes specific budgetary guidelines that are largely based on historical costs. Pre-approvals granted on a class basis are effective for the applicable fiscal year.

Any audit or permitted non-audit service that is not included in an approved class, or for which total fees are expected to exceed the relevant budgetary guideline, must be pre-approved on an individual basis. Pre-approval of any individual engagement may be granted not more than one year before commencement of the relevant service. Pre-approvals of services that may be provided over a period of years must be reconsidered each year in light of all the facts and circumstances, including compliance with the pre-approval policy and the compatibility of the services with the auditors' independence.

The Corporate Controller monitors services provided by the independent auditors and overall compliance with the pre-approval policy. The Corporate Controller reports periodically to the Audit Committee about the status of outstanding engagements, including actual services provided and associated fees, and must promptly report any non-compliance with the pre-approval policy to the Chairperson of the Audit Committee.

The complete policy is available on the Company's website at www.governance.mcdonalds.com.

Auditor fees and services

The following table presents fees billed for professional services rendered for the audit of the Company's annual financial statements for 2005 and 2004 and fees billed for other services provided by our independent auditors in each of the last two years:

IN MILLIONS	2005	2004
Audit fees *(a)*	$10.0	$ 8.7
Audit-related fees *(b)*	.3	.2
Tax fees *(c)*	1.6	2.3
Other fees *(d)*	—	.1
	$11.9	$11.3

(a) Fees for services associated with the annual audit (including internal control reporting under Section 404 of the Sarbanes-Oxley Act), statutory audits required internationally, reviews of the Company's Quarterly Reports on Form 10-Q, and accounting consultations. Services related to Chipotle Mexican Grill increased significantly in 2005 as a result of the initial public offering launched in early 2006.

(b) Fees for employee benefit plan audits and certain attestation services not required by statute or regulation.

(c) Primarily fees for tax compliance in various international markets including expatriate tax services.

(d) The 2004 fees were for miscellaneous advisory services.

Record date and voting at the Annual Shareholders' Meeting

Shareholders owning McDonald's common stock at the close of business on March 27, 2006 (the record date), may vote at the 2006 Annual Shareholders' Meeting. On that date, 1,247,751,056 shares of common stock were outstanding. Each share is entitled to one vote on each matter to be voted upon at the Annual Shareholders' Meeting.

Most shareholders have a choice of voting over the Internet, by telephone or by using a traditional proxy card. Refer to your proxy or voting instruction card to see which options are available to you and how to use them.

The Internet and telephone voting procedures are designed to authenticate shareholders' identities and to confirm that their instructions have been properly recorded.

If you properly sign and return your proxy card or complete your proxy via the telephone or the Internet, your shares will be voted as you direct. If you sign and return your proxy but do not specify how you want your shares voted, they will be voted FOR the election of all nominees for Director as set forth under "Election of Directors," FOR the approval of the independent auditors and AGAINST the shareholder proposals. You may revoke your proxy and change your vote at any time before the Annual Shareholders' Meeting by submitting written notice to the Secretary, by submitting a later dated and properly executed proxy (including by means of a telephone or Internet vote) or by voting in person at the Annual Shareholders' Meeting.

All votes cast at this year's Annual Shareholders' Meeting will be tabulated by Computershare Investor Services, LLC (Computershare), which has been appointed independent inspector of election. Computershare will determine whether or not a quorum is present.

With respect to the election of Directors, shareholders may vote (a) in favor of each of the nominees, or (b) to withhold votes as to specific nominees. Directors are elected by a plurality vote so the six nominees named on page 6 of this Proxy Statement receiving the greatest number of votes will be elected. Computershare will treat votes withheld as shares present for purposes of determining a quorum. Withheld votes will not affect the outcome of the election.

With respect to the approval of the independent auditors and the shareholder proposals, shareholders may vote (a) in favor of the matter, (b) against the matter, or (c) abstain from voting on the matter. Computershare will treat abstentions as shares present for purposes of determining a quorum. Since a majority of the shares represented at the meeting and entitled to vote is required for approval of these matters, abstentions will have the effect of a vote against approval.

Under NYSE rules, the proposals to elect Directors and to approve the appointment of independent auditors are considered "discretionary" items. This means that brokerage firms may vote in their discretion on these matters on behalf of clients who have not furnished voting instructions at least 15 days before the date of the Annual Shareholders' Meeting.

In contrast, the shareholder proposals presented are "non-discretionary" items. This means brokerage firms that have not received voting instructions from their clients on these matters may not vote on these proposals. These so-called "broker non-votes" will not be considered in determining the number of votes necessary for approval and, therefore, will have no effect on the outcome of the votes for these proposals.

Proxy solicitation

The 2006 Proxy Statement and proxy card were mailed to shareholders beginning on or about April 7, 2006 in connection with the solicitation of proxies by the Board of Directors to be used at the 2006 Annual Shareholders' Meeting. The cost of soliciting proxies will be paid by the Company. The Company has retained Innisfree M&A Incorporated to aid in the solicitation at a fee of $15,000 plus reasonable out-of-pocket expenses. Proxies also may be solicited by employees and Directors of the Company by mail, by telephone, by facsimile, by e-mail or in person.

Confidential voting

It is the Company's policy to protect the confidentiality of shareholder votes. Throughout the voting process, your vote will not be disclosed to the Company, its Directors, officers or employees, except to meet legal requirements or to assert or defend claims for or against the Company or except in those limited circumstances where (1) a proxy solicitation is contested; or (2) you authorize disclosure. The inspector of election has been and will remain independent of the Company.

Nothing in this policy prohibits you from disclosing the nature of your vote to the Company, its Directors, officers or employees, or impairs voluntary communication between you and the Company, nor does this policy prevent the Company from ascertaining which shareholders have voted or from making efforts to encourage shareholders to vote.

Code of Ethics for the Chief Executive Officer and Senior Financial Officers

The Code of Ethics for the Chief Executive Officer and Senior Financial Officers is attached as Appendix G.

Executive Officers

As stated in the Corporate Governance Principles, the Chief Executive Officer selects other Executive Officers with the approval of the Board of Directors. The following list sets forth the names of our Executive Officers, their ages and their positions.

Ralph Alvarez
Age: 50. President, McDonald's North America

Mary H. Dillon
Age: 44. Corporate Executive Vice President–Global Chief Marketing Officer

Denis Hennequin
Age: 47. President, McDonald's Europe

Matthew H. Paull
Age: 54. Corporate Senior Executive Vice President and Chief Financial Officer

David M. Pojman
Age: 46. Corporate Senior Vice President–Controller

Michael J. Roberts
Age: 55. President and Chief Operating Officer

Gloria Santona
Age: 55. Corporate Executive Vice President, General Counsel and Secretary

James A. Skinner
Age: 61. Vice Chairman and Chief Executive Officer

McDonald's Corporation Annual Report on Form 10-K, other reports and policies

Shareholders may access financial and other information on the investor section of the Company's website at www.investor.mcdonalds.com. Also available, free of charge, are copies of the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC. Copies of financial and other information are available free of charge by calling 1-630-623-2553 or by sending a request to McDonald's Corporation, Investor Relations Service Center, Department 300, McDonald's Plaza, Oak Brook, IL 60523-1928.

Also posted on McDonald's website are the Company's Corporate Governance Principles; the charters of McDonald's Audit Committee, Compensation Committee, Governance Committee, Corporate Responsibility Committee, Finance Committee and Executive Committee; the Company's Standards of Business Conduct; the Code of Ethics for the Chief Executive Officer and Senior Financial Officers; the Code of Conduct for the Board of Directors; and the Policy for Pre-Approval of Audit and Permitted Non-Audit Services. Copies of these documents are also available free of charge by calling 1-630-623-2553 or by sending a request to McDonald's Corporation, Investor Relations Service Center, Department 300, McDonald's Plaza, Oak Brook, IL 60523-1928.

Householding of Annual Meeting materials

We are sending only one copy of the Company's Summary Annual Report, Financial Report and Notice of Annual Meeting and Proxy Statement to shareholders who share the same last name and address unless they have notified us that they wish to continue receiving multiple copies. This method of delivery, known as "householding," will help ensure that shareholder households do not receive multiple copies of the same document and will help reduce our printing and postage costs, as well as save natural resources.

If you are a MCDirect Shares participant, hold McDonald's stock certificates or have book-entry shares at Computershare, you can opt out of the householding practice by calling 1-800-621-7825 (toll-free) from the U.S. and Canada, or 1-312-360-5129 (collect) from other countries, or write to Computershare Investor Services, Attn.: McDonald's Shareholder Services, 2 North LaSalle Street, Chicago, IL 60602-3702. If you would like to opt out of this practice and your shares are held in street name, please contact your broker or bank.

If you would like additional copies of the Summary Annual Report, Financial Report and/or Notice of Annual Meeting and Proxy Statement, please go to www.investor.mcdonalds.com or call 1-630-623-2553.

The following is the complete text of McDonald's Corporate Governance Principles. Several of the policies and governance documents that are based on these Governance Principles are attached to this Proxy Statement. These policies and governance documents plus others are available on the Company's website at www.governance.mcdonalds.com.

McDonald's Corporation's Board of Directors is entrusted with, and responsible for, the oversight of the assets and business affairs of McDonald's Corporation in an honest, fair, diligent and ethical manner. This Board has long believed that good corporate governance is critical to fulfilling our obligations to shareholders. We have tried to be a leader in this area, having adopted written governance principles as early as 1994. We were among the first to memorialize our governance principles, to regularly evaluate them and to publish information about them annually in our proxy statement. We firmly believe that good governance is a journey, not a destination. Therefore, we are committed to reviewing our governance principles at least annually, with a view to continuous improvement. As our governance processes evolve, we will change this document. One thing that we will not change, however, is our commitment to ensuring the integrity of the Company in all of its dealings with stakeholders. Our continued focus on leadership in corporate governance is an integral part of fulfilling our commitment to shareholders.

Roles and responsibilities

■ *Role of the Board*

The Board, which is elected by the shareholders, is the ultimate decision-making body of the Company, except with respect to matters reserved to shareholders. The primary function of the Board is oversight. The Board, in exercising its business judgment, acts as an advisor and counselor to senior management and defines and enforces standards of accountability—all with a view to enabling senior management to execute their responsibilities fully and in the interests of shareholders. The following are the Board's primary responsibilities:

■ Overseeing the conduct of the Company's business so that it is effectively managed in the long-term interest of shareholders;

■ Selecting, evaluating and compensating the Chief Executive Officer (CEO) and planning for CEO succession, as well as monitoring management's succession planning for other key executives;

■ Reviewing, approving and monitoring the Company's strategic plans and objectives;

■ Monitoring the Company's accounting and financial reporting practices and reviewing the Company's financial and other controls;

■ Overseeing the Company's compliance with applicable laws and regulations; and

■ Overseeing the processes that are in place to safeguard the Company's assets and mitigate risks.

In performing its oversight function, the Board is entitled to rely on the advice, reports and opinions of management, counsel, auditors and outside experts. In that regard, the Board and its Committees shall be entitled, at the expense of the Company, to engage such independent legal, financial or other advisors as they deem appropriate, without consulting or obtaining the approval of any officer of the Company.

■ *Role of the Chairman*

The Chairman shall be a member of the Board of Directors and may, or may not, be an officer or employee of the Company. A non-executive Chairman shall not be an officer or employee of the Company. The principal duty of the Company's Chairman is to lead and oversee the Board of Directors. The Chairman should facilitate an open flow of information between management and the Board, and should lead a critical evaluation of Company management, practices and adherence to the Company's strategic plan and objectives. In accordance with the Company's By-laws, the Chairman shall preside at all meetings of the Board and the shareholders. The Chairman, in consultation with the CEO, shall also establish an agenda for each meeting of the Board.

■ *Role of the CEO and management*

The Company's business is conducted by its employees, managers and officers, under the direction of senior management and led by the CEO. In carrying out the Company's business, the CEO and senior management are accountable to the Board and ultimately to shareholders. Management's primary responsibilities include the day-today operation of the Company's business, strategic planning, budgeting, financial reporting and risk management; and in fulfilling those responsibilities, management must balance the unique relationships between and among the McDonald's System of employees, franchisees, suppliers and customers.

Composition of the Board

■ *Size of the Board*

The Board itself determines its size within the range of 11 to 24 members required by the Company's Certificate of Incorporation. The Board believes that, at this time, the desirable number of Directors is between 11 and 15.

■ *Qualifications and selection of Directors*

The Governance Committee is responsible for selecting candidates for Board membership, subject to Board approval, and for extending invitations to join the Board. In selecting candidates, the Board endeavors to find individuals of high integrity who have a solid record of accomplishment in their chosen fields and who display the independence of mind and strength of character to effectively represent the best interests of shareholders. Candidates are selected for their ability to exercise good judgment, and to provide practical insights and diverse perspectives. Consistent with its charter, the Governance Committee is responsible for screening candidates, for establishing criteria for nominees, and for recommending to the Board a slate of nominees for election to the Board at the Annual Meeting of Shareholders. Candidates are approved by the full Board.

■ *Independence of Directors*

A substantial majority of Directors shall be independent of management. It is the intent of the Board that all newly appointed or elected non-management Directors shall be independent. An independent Director is one who is free of any relationship with the Company or its management that may impair, or appear to impair, the Director's ability to make independent judgments. The Board of Directors determines each Director's independence after reviewing pertinent facts and circumstances in accordance with these Principles and the independence standards established by the Board. If a change in circumstance affects an independent Director's continuing independence under the Board's independence standards, that Director shall offer to submit his or her resignation to the Chair of the Governance Committee. The Governance Committee shall determine whether to accept or reject such offer.

■ *Management Directors*

The only management members of the Board shall be the CEO and the President. The CEO and the President shall resign from the Board at the time that his or her service in that capacity terminates.

■ *Retirement; term limits*

A Director will be expected to retire on the date of the Annual Meeting of Shareholders immediately following his or her 73rd birthday, although the full Board may nominate existing members of the Board over the age of 73 as candidates in exceptional circumstances. The Board does not believe that arbitrary term limits on Directors' service are appropriate as they may sometimes force the Company to lose the contribution of Directors who have over time developed increased insight into the Company and its operations. However, a Director's service should not outlast his or her ability to contribute and consequently the Board does not believe that Directors should expect to be renominated continually until they reach the age of 73. Each Director's continued tenure shall be reconsidered at the end of his or her term, taking into account the results of the Board's most recent self-evaluation. It is the Board's intent to maintain a balance of Directors who have longer terms of service and those who have joined more recently.

Board Leadership

■ *Selection of CEO and Chairman*

The non-management Directors shall select the CEO and the Chairman. The non-management Directors will exercise their discretion in combining or separating the positions of Chairman and CEO, as they deem appropriate in light of prevailing circumstances.

■ *Presiding Director*

The role of the Presiding Director is to preside at all executive sessions of the Board of Directors and to be an avenue for communications with non-management Directors. If the Company has a non-executive Chairman, then the Chairman shall be the Presiding Director. If the Chairman is a management Director, the Chair of the Governance Committee shall be the Presiding Director.

Responsibilities and conduct of Directors

■ *Responsibilities of Directors*

Directors must devote sufficient time and attention, and meet as frequently as necessary, to discharge their responsibilities. In discharging their responsibilities, Directors must exercise their business judgment and act in a manner that they believe in good faith is in the long-term best interests of the Company and its shareholders. Directors are expected to attend the Company's Annual Meeting of Shareholders, and all or substantially all Board meetings and meetings of the Committees of the Board on which they serve. Directors are also expected to spend whatever additional time as may be necessary for them to discharge their responsibilities appropriately. Directors shall ensure that other existing or future commitments do not materially interfere with their ability to fulfill their responsibilities as Company Directors.

■ *Other board service by management Directors*

The CEO shall not serve on the boards of more than two listed companies, in addition to the McDonald's Board. The CEO shall obtain the approval of the Board before accepting an invitation to serve on the Board of another listed company.

■ *Other board service by non-management Directors*

Whether service on the boards of directors of other companies is likely to interfere with the performance of a Director's duties to the Company depends on the individual and the nature of the Director's other activities. It is expected that, before accepting another board position, a Director will consider whether that service will compromise his or her ability to perform his or her present responsibilities to the Company. Each non-management Director shall provide advance notice to the Chairman and the Chair of the Governance Committee of acceptance of an invitation to serve on the Board of any other listed company. It is the Board's position that no Director shall serve on more than five boards of listed companies, in addition to his or her service on the McDonald's Board.

■ *Change of circumstance*

If a Director's principal occupation or business association changes, or if other similarly material changes in a Director's circumstances occur, the Director shall offer to submit his or her resignation to the Chair of the Governance Committee. The Governance Committee shall determine whether to accept or reject such offer.

- *Code of Conduct for Directors*

Directors shall adhere to the *Code of Conduct for Directors.*

- *Conflicts of interest*

Directors shall avoid any situation that may give rise to a conflict of interest or the appearance of a conflict of interest. If an actual or potential conflict of interest arises, the Director shall promptly inform the Chairman of the Board and the Chair of the Governance Committee (or in the event a potential conflict arises with the Chair of the Governance Committee, he or she shall notify the Chair of the Audit Committee) and recuse himself or herself from any Board deliberations or decisions related to the matter that is the subject of the conflict of interest. If an actual or potential conflict exists and cannot be resolved by a Director's recusal from participation in discussions or deliberations related to the matter or in any other reasonable manner, the Director shall offer to submit his or her resignation to the Chair of the Governance Committee. The Governance Committee shall determine whether to accept or reject such offer. The Board shall resolve any conflict of interest question involving the CEO or any executive officer.

Functioning of the Board

- *Board meetings*

The Board of Directors meets at least six times a year. Additional meetings are scheduled as necessary or appropriate in light of prevailing circumstances. The Chairman chairs all meetings of the Board of Directors. The Chairman, in consultation with the CEO, establishes an agenda for each meeting. Agendas are set so as to ensure that the Board will be able to fulfill its oversight responsibilities. Directors may at any time suggest the addition of any matters to a meeting agenda or raise for discussion at any meeting any subject that they wish, whether or not it is on the agenda for the meeting. The Secretary attends all meetings of the Board and records the minutes. The Chief Financial Officer and General Counsel also attend meetings of the Board. Any one or all of these officers may be excused from all or any portion of a Board meeting at the request of any Director.

- *Executive sessions*

The Board of Directors refers to meetings of the non-management Directors as "executive sessions." The Presiding Director chairs executive sessions; however, he or she may choose to defer to a Committee Chair when the subject matter of the meeting falls within the purview of a Board Committee. The non-management Directors, led by the Presiding Director, determine the frequency, length and agenda for executive sessions. An executive session is scheduled immediately before or after a regular Board meeting at least twice each year; at least one of these sessions shall be held with only independent Directors participating.

- *Site visits*

Directors are expected to visit Company facilities throughout the year. Periodically, the Board will meet away from the Company's headquarters in order to visit certain of the Company's operations and provide the Directors the opportunity to meet with local management.

- *Information to be distributed prior to meetings*

Information regarding the Company's business and performance is distributed to all Directors on a monthly basis. In addition, business updates and information regarding recommendations for action by the Board at a meeting shall be made available to the Board a reasonable period of time before meetings.

Functioning of committees

- *Committee structure*

The Board believes that the Company benefits from its collective wisdom, and therefore the Board as a whole will deal with major corporate decisions. There are, however, certain key areas that require more in-depth examination than might be possible at a full Board meeting. Accordingly, the Board has established six standing Committees: Audit, Compensation, Corporate Responsibility, Executive, Finance and Governance. The Board may also establish ad hoc committees from time to time as circumstances and business activities warrant.

- *Committee charters*

Each standing Committee shall have a written charter that shall be approved by the full Board, upon the recommendation of the Governance Committee. Each Committee charter shall state the purpose of the Committee and reflect the responsibilities that the Committee has undertaken. Each Committee shall review its charter annually and recommend amendments to it as appropriate to reflect changes in the Committee's responsibilities, applicable law or regulations, and other relevant considerations.

- *Committee membership*

Committees and their Chairs shall be appointed by the Board annually at the Annual Meeting of the Board, on recommendation of the Governance Committee. It is the Board's policy that, with the exception of the Executive Committee, only non-management Directors shall serve on the standing Committees. The members of the Audit, Compensation and Governance Committees shall at all times meet the requirements of applicable law and listing standards. It is the sense of the Board that it should benefit from the periodic rotation of Committee members and Committee Chairs, and the Governance Committee shall take this into account in its annual review of Committee membership.

- *Committee meetings*

The Chairs of the various Committees, in consultation with their Committee members, shall determine the frequency, length and agenda of Committee meetings. Information regarding matters to be considered at Committee meetings shall be distributed to Committee members a reasonable period of time before such meetings. The Chair of each Committee shall report on the activities of the Committee to the Board following Committee meetings, and minutes of Committee meetings shall be distributed to all Directors for their information.

Board compensation and share ownership

■ *Board compensation*

Directors who are Company employees shall not be compensated for their services as Directors. The Governance Committee shall determine the form and amount of compensation for non-management Directors, including the non-executive Chairman, if applicable, subject to approval of the full Board of Directors. The Committee shall be sensitive to questions of independence that may be raised where Director fees and expenses exceed customary levels for companies of comparable scope and size.

■ *Share ownership by Directors*

The Board of Directors believes that an alignment of Director interests with those of shareholders is important. All Directors are expected to own stock in the Company in accordance with the policy established by the Governance Committee.

Leadership development

■ *Annual review of management performance*

After consulting with the non-management Directors the Chairs of the Compensation and Governance Committees shall approve the annual goals and objectives of the CEO, which shall be consistent with the Company's goals and objectives relevant to the CEO's compensation established annually by the Compensation Committee in accordance with its Charter. In order to ensure alignment in these discussions and in evaluating the CEO's performance, the Chair of the Compensation Committee shall be a member of the Governance Committee. Each year, the Chairs of the Compensation and Governance Committees shall consult with the non-management Directors in evaluating the CEO's performance and shall thereafter jointly provide the CEO with a performance review for the preceding year. Consistent with this evaluation, the Compensation Committee shall establish the CEO's salary, bonus and other incentive and equity compensation for the year. In addition, the Compensation Committee shall also annually approve the compensation structure for the Company's officers, and shall approve the salary, bonus and other incentive and equity compensation for the Company's officers above the level of Vice President.

■ *Succession planning*

The Board shall annually consider a succession plan for the CEO and senior management.

■ *Board self-evaluations*

The Governance Committee shall annually evaluate the performance of the Board of Directors as a whole. Individual Directors will be evaluated periodically, but in no event less often than each time they are slated for re-election. In completing these evaluations, the Governance Committee may choose to benchmark the practices of other boards of directors; circulate surveys, questionnaires and evaluation forms; hire outside consultants and advisors; and use such other methods as it may deem helpful and appropriate. At the conclusion of the evaluation process the Chair of the Governance Committee shall report the Committee's conclusions to the full Board and may make recommendations for improvement to the full Board.

■ *Committee self-evaluations*

Each of the Audit, Compensation, and Governance Committees shall annually evaluate its performance as a Committee. Each of the Corporate Responsibility and Finance Committees shall periodically (at least every two years) evaluate its performance as a Committee. At the conclusion of the evaluation process, the Chair of each respective Committee shall report the Committee's conclusions to the full Board and may make recommendations for improvement to the full Board.

■ *Director orientation and education*

New Directors shall participate in an orientation process, which shall address the Company's operations, performance, strategic plans, and corporate governance practices, and will include introductions to members of the Company's senior management and their respective responsibilities. All Directors are encouraged to participate in continuing education programs, and the Company shall pay the reasonable expenses of attendance by a Director at one such program per year.

Communications

■ *Access to management and information*

In order to fulfill their oversight responsibilities, Directors shall have free access to Company management and employees. The Board encourages the Chairman to invite members of management to make presentations at Board meetings in order to provide particular insights into aspects of the Company's business or to provide individuals with exposure to the Board for purposes of management development. Management shall be responsive to all requests for information from Board members.

■ *Board interaction with institutional investors, the press and other constituencies*

The Board believes that management speaks for the Company.

■ *Public communications with the Board*

The Board of Directors shall provide a means by which persons, including shareholders and employees, may communicate directly with non-management Directors with regard to matters relating to the Company's corporate governance and performance. The Board's independent Directors shall approve a process to be maintained by the Company's management for collecting and distributing communications with the Board. The means of communications with the Board shall be disclosed in the Company's annual proxy statement.

Shareholder practices

■ *Shareholder nominations*

Shareholders may suggest Director candidates for consideration by the Governance Committee by writing to the Committee and providing the candidate's name, biographical data, qualifications and the candidate's written consent to be considered as a nominee and to serve as a Director if elected. Shareholders who wish to nominate Director candidates for election by shareholders at the Company's Annual Meeting of Shareholders may do so in accordance with the provisions for nomination described in the Company's By-Laws.

■ *Consideration of shareholder proposals*

The Governance Committee will review and make recommendations to the Board with respect to any proposal properly presented by a shareholder for inclusion in the Company's annual proxy statement. The Governance Committee may also, as appropriate in light of the subject matter of the proposal, refer any such proposal to any other Committee of the Board for purposes of such review and recommendations. In considering a proposal, any applicable Committee of the Board may seek input from an independent advisor and/or legal counsel. After consideration by the Board of Directors, the shareholder proponent will be notified of the conclusion of the Board.

■ *Confidential voting*

It is the Company's policy to protect the confidentiality of shareholder votes throughout the voting process. The policy in this regard shall be disclosed in the Company's annual proxy statement.

■ *Other guidelines and policies*

In addition to these Principles and the Committee charters, the Board and its Committees will from time to time establish operating procedures, guidelines and policies that pertain to their respective oversight functions. The Secretary of the Company is charged with maintaining copies of these guidelines and policies.

Appendix B. STANDARDS ON DIRECTOR INDEPENDENCE

As stated in McDonald's Corporation's Corporate Governance Principles, it is the policy of the Board of Directors that a substantial majority of Directors shall be independent of management. An independent Director is one who is free of any material relationship with the Company or its management. Each Director's independence status shall be disclosed annually in the proxy statement for the Annual Meeting of Shareholders.

The Board of Directors shall determine whether a Director is independent each year after reviewing pertinent facts and circumstances and taking into consideration all applicable laws, regulations and stock exchange listing requirements. In making its determination of independence, the Board of Directors shall also apply the following standards:

- A Director who is an employee, or whose immediate family member is an executive officer, of the Company may not be deemed independent until three years after the end of such employment relationship. As used herein, "executive officer" has the same meaning as the term "officer" in Rule 16a-1(f) under the Securities Exchange Act of 1934.

- A Director who receives, or whose immediate family member receives, more than $100,000 during any 12-month period during the preceding three years in direct compensation from the Company, other than Director and Committee fees and deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), may not be deemed independent. (Compensation received by an immediate family member for service as a non-executive employee of the Company will not be considered in determining independence under this test.)

- A Director who is a partner or employee of a firm that is the Company's internal or external auditor may not be deemed independent.

- A Director whose immediate family member is an employee of the Company's internal or external auditor and participates in that firm's audit, assurance or tax compliance (but not tax planning) practice may not be deemed independent.

- A Director who was, or whose immediate family member was (but is no longer) a partner or employee of the Company's internal or external auditor firm and personally worked on the Company's audit within that time may not be deemed independent until three years after the end of such employment relationship.

- A Director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company's current executive officers serve on that company's compensation committee may not be deemed independent until three years after the end of such service or the employment relationship.

- A Director who is an executive officer or employee, or whose immediate family member is an executive officer, of a company (including a tax-exempt organization) that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues, may not be deemed independent until three years after falling below that threshold.

- A Director who provides professional services (including, but not limited to, accounting, consulting, legal, investment banking or financial advisory services) to the Company within the preceding twelve-month period may not be deemed independent.

- Annual contributions made by the Company in excess of $200,000 to any charitable, educational, civic or other tax-exempt organization (excluding those made under the Company's matching gift program) on which a Director serves as a director, trustee or executive officer will require consideration by the disinterested Directors and shall not be permitted if the contribution may impair, or appear to impair, the Director's ability to make independent judgments.

For purposes of these standards, the terms:

- "Company" means McDonald's Corporation and any of its consolidated subsidiaries; and

- "immediate family member" means a person's spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law and anyone (other than domestic employees) sharing a person's home, but excluding any person who is no longer an immediate family member as a result of legal separation or divorce, or death or incapacitation.

To help maintain the independence of the Board, all Directors are required to deal at arm's length with the Company and to disclose circumstances material to the Director that might be perceived as a conflict of interest. As provided in the Corporate Governance Principles, if a change in circumstance affects an independent Director's continuing independence, that Director shall submit his or her resignation to the Chair of the Governance Committee. The Governance Committee shall determine whether to accept or reject such resignation.

I.   Statement of purpose

The Audit Committee is a standing committee of the Board of Directors. The purpose of the Committee is to assist the Board of Directors in fulfilling its oversight responsibility relating to (i) the integrity of the Company's financial statements and financial reporting process and the Company's systems of internal accounting and financial controls; (ii) the performance of the internal audit services function; (iii) the annual independent audit of the Company's financial statements, the engagement of the independent auditors and the evaluation of the independent auditors' qualifications, independence and performance; (iv) the compliance by the Company with legal and regulatory requirements, including the Company's disclosure controls and procedures; (v) the evaluation of enterprise risk issues; and (vi) the fulfillment of the other responsibilities set out herein. The Committee shall also prepare the report of the Committee required to be included in the Company's annual proxy statement.

In discharging its responsibilities, the Committee is not itself responsible for the planning or conduct of audits or for any determination that the Company's financial statements are complete and accurate or in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditors.

II.   Organization

A. *Charter.* At least annually, this charter shall be reviewed and reassessed by the Committee and any proposed changes shall be submitted to the Board of Directors for approval.

B. *Members.* The members of the Committee shall be appointed by the Board of Directors and shall meet the independence and experience requirements of applicable law, the listing standards of the New York Stock Exchange and applicable policies of the Board of Directors. The Committee shall be comprised of at least three members, at least one of whom shall meet the expertise requirements of the listing standards of the New York Stock Exchange. Committee members may be removed by the Board of Directors. The Board of Directors shall also designate a Committee Chairperson.

C. *Meetings.* In order to discharge its responsibilities, the Committee shall each year establish a schedule of meetings; additional meetings may be scheduled as required. In planning the annual schedule of meetings, the Committee shall ensure that sufficient opportunities exist for its members to meet separately with the independent auditors, the head of internal audit (and/or internal audit service providers), management, and to meet in private with only the Committee members present.

D. *Agenda, minutes and reports.* An agenda, together with materials relating to the subject matter of each meeting, shall be sent to members of the Committee prior to each meeting. Minutes for all meetings of the Committee shall be prepared to document the Committee's discharge of its responsibilities. The minutes shall be circulated in draft form to all Committee members to ensure an accurate final record, shall be approved at a subsequent meeting of the Committee and shall be distributed periodically to the full Board of Directors. The Committee shall make regular reports to the Board of Directors.

E. *Performance evaluation.* The Committee shall evaluate its performance on an annual basis and establish criteria for such evaluation.

III.   Responsibilities

The following shall be the principal responsibilities of the Audit Committee:

A. *Engagement of independent auditors.* The Committee shall directly appoint, retain, compensate, evaluate and terminate the Company's independent auditors. The Committee shall have the sole authority to approve all engagement fees to be paid to the independent auditors. The independent auditor shall report directly to the Committee.

B. *Determination as to independence and performance of independent auditors.* The Committee shall receive periodic reports from the independent auditors as required by the Independence Standards Board (or any successor body) regarding the auditors' independence, which shall be not less frequently than annually. The Committee shall discuss such reports with the auditors, and if so determined by the Committee, take appropriate action to satisfy itself of the independence of the auditors. The Committee shall review the performance of the Company's independent auditors annually. In doing so, the Committee shall consult with management and the Company's internal auditors and shall obtain and review a report by the independent auditors describing their internal control procedures, material issues raised by their most recent internal quality control review, or by any inquiry or investigation by governmental or professional authorities within the preceding five years and the response of the independent auditors. The Committee shall consider whether or not there should be a regular rotation of the lead audit partner or the independent audit firm. Any selection of the auditors by the Committee may be subject to shareholders' approval, as determined by the Board of Directors.

C. *Determination as to performance of internal auditors.* With respect to any internal audit services that may be outsourced, the Committee shall be responsible for the engagement, evaluation and termination of the internal audit service providers and shall approve fees to be paid to the internal audit service providers. The Committee shall annually review the experience and qualifications of the senior members of the internal audit function and the quality control procedures of the internal auditors. As part of its responsibility to evaluate any internal audit service providers, the Committee shall review the quality control procedures applicable to the service providers. The Committee shall also obtain not less frequently than annually a report of the service providers addressing such service providers' internal control procedures, issues raised by their most recent internal quality control review or by any inquiry or investigation by governmental or professional authorities for the preceding five years and the response of the service providers.

D. *Audits by internal and independent auditors.* The Committee shall discuss with the internal auditors, the internal audit service providers and the independent auditors the overall scope, plans and budget for their respective audits, including the adequacy of staffing and other factors that may affect the effectiveness and timeliness of such audits. In this connection, the Committee shall discuss with financial management, the internal audit service providers and the independent auditors the Company's major risk exposures (whether financial, operating or otherwise), the adequacy and effectiveness of the accounting and financial controls, and the steps financial management has taken to monitor and control such exposures and manage legal compliance programs, among other considerations that may be relevant to their respective audits. The Committee shall review with financial management and the independent auditors management's annual internal control report, including any attestation of same by the independent auditors. The internal audit service providers shall report periodically to the Committee regarding any significant deficiencies in the design or operation of the Company's internal controls, material weaknesses in internal controls and any fraud (regardless of materiality) involving persons having a significant role in the internal controls, as well as any significant changes in internal controls implemented by management during the most recent reporting period of the Company.

E. *Pre-approval of audit and non-audit services.* The Committee shall establish and maintain guidelines for the retention of the independent auditors for any non-audit service and the fee for such service and shall determine procedures for the approval of audit and non-audit services in advance. The Committee shall, in accordance with such procedures, approve in advance any audit or non-audit service provided to the Company by the independent auditors, all as required by applicable law or listing standards.

F. *Review of annual SEC filings.* The Committee shall review with management and the independent auditors the Company's Annual Report on Form 10-K, including the disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," their judgment about the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments, the clarity of the disclosures in the financial statements and the adequacy of internal controls. The Committee shall also discuss the results of the annual audit and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards, applicable law or listing standards, including matters required to be discussed by Statement on Auditing Standards No. 61, as amended by Statement on Auditing Standards No. 90. The Committee may discuss with the national office of the independent auditors issues on which it was consulted by the Company's audit team and matters of audit quality and consistency. Based on such review and discussion, the Committee shall make a determination whether to recommend to the Board of Directors that the audited financial statements be included in the Company's Form 10-K.

G. *Review of quarterly SEC filings and other communications.* The Committee shall meet to review and discuss with management and the independent auditors the quarterly financial information to be included in the Company's Quarterly Reports on Form 10-Q, including the disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," and shall discuss any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards, applicable law or listing standards. Management shall review and discuss the Company's quarterly earnings press releases with the Committee Chairman prior to their issuances. The Committee shall also periodically review and discuss the Company's earnings press releases as well as the types of financial information provided to analysts and rating agencies. The Committee shall also discuss the results of the independent auditors' review of the Company's quarterly financial information conducted in accordance with Statement on Auditing Standards No. 71.

H. *Review of disclosure controls and procedures.* The Committee shall review with the Chief Executive Officer, the Chief Financial Officer and the General Counsel the Company's disclosure controls and procedures and shall review periodically, but in no event less frequently than quarterly, management's conclusions about the effectiveness of such disclosure controls and procedures, including any significant deficiencies in, or material non-compliance with, such controls and procedures.

I. *Review of certain matters with internal and independent auditors.* The Committee shall review periodically with financial management, the internal audit service providers and independent auditors the effect of new or proposed regulatory and accounting initiatives on the Company's financial statements and other public disclosures.

J. *Consultation with independent auditors.* The Committee shall review with the independent auditors any problems or difficulties the auditors may have encountered in connection with the annual audit or otherwise, any management letters provided to the Committee and the Company's responses. Such review shall address any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information, any disagreements with management regarding generally accepted accounting principles and other matters, material adjustments to the financial statements recommended by the independent auditors and adjustments that were proposed but "passed," regardless of materiality.

K. *Preparation of report for proxy statement.* The Committee shall prepare the report required to be included in the Company's annual proxy statement, all in accordance with applicable rules and regulations.

L. *Employment of former audit staff.* The Committee shall establish and maintain guidelines for the Company's hiring of former employees of the independent auditors, which shall meet the requirements of applicable law and listing standards.

M. *"Whistleblowing" procedures.* The Committee shall establish and maintain procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

N. *Review of legal and regulatory compliance.* The Committee shall periodically review with management, including the General Counsel, and the independent auditors any correspondence with, or other action by, regulators or governmental agencies and any employee complaints or published reports that raise concerns regarding the Company's financial statements, accounting or auditing matters or compliance with the Company's Standards of Business Conduct. The Committee shall also meet periodically, and may request to meet separately, with the General Counsel and other appropriate legal staff of the Company, and if appropriate, the Company's outside counsel, to review material legal affairs of the Company and the Company's compliance with applicable law and listing standards.

O. *Review of certain transactions with Directors and related parties.* The Committee shall review periodically, but no less frequently than annually, a summary of the Company's transactions with Directors and executive officers of the Company and with firms that employ Directors, as well as any other material related party transactions, for the purpose of recommending to the disinterested members of the Board of Directors that the transactions are fair, reasonable and within Company policy, and should be ratified and approved.

P. *Grant of franchises.* The Committee shall approve the appropriateness of an initial grant of franchise(s) to a Company officer or a former Company officer in accordance with the Company's policy with regard to such grants of franchises. The Committee shall also approve the purchase of restaurants from a franchisee who immediately thereafter becomes a Company officer.

Q. *Review of compliance programs.* The Committee shall review annually with the General Counsel the adequacy and appropriateness of the Company's compliance programs. The review shall include a summary of employees' compliance with the Company's Standards of Business Conduct. The Committee shall be responsible for determining whether and on what terms to grant to any executive officer a waiver from the Company's Standards of Business Conduct.

R. *Access to records, consultants and others.* The Committee shall have the full resources and authority (i) to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company; (ii) to retain outside legal, accounting or other consultants to advise the Committee; and (iii) to request any officer or employee of the Company, the Company's outside counsel, internal auditor, internal audit service providers or independent auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

S. *Delegation.* The Committee may delegate any of its responsibilities to a subcommittee comprised of one or more members of the Committee. The Committee shall also carry out such other duties that may be delegated to it by the Board of Directors from time to time.

I.   Statement of Purpose

The Compensation Committee is a standing committee of the Board of Directors. The Committee shall have the authority to determine the compensation of the Company's executive officers and such other employees as the Committee may decide. The Committee shall also prepare a report on executive compensation for inclusion in the Company's annual proxy statement.

II.   Organization

A. *Charter.* At least annually, this charter shall be reviewed and reassessed by the Committee and any proposed changes shall be submitted to the Board of Directors for approval.

B. *Members.* The members of the Committee shall be appointed by the Board of Directors and shall meet the independence requirements of applicable law, the listing standards of the New York Stock Exchange and applicable policies of the Board of Directors. The Committee shall be comprised of at least three members. Committee members may be removed by the Board of Directors. The Board of Directors shall also designate a Committee Chairperson.

C. *Meetings.* In order to discharge its responsibilities, the Committee shall each year establish a schedule of meetings. Additional meetings may be scheduled as required.

D. *Agenda, minutes and reports.* The Chairperson of the Committee shall be responsible for establishing the agendas for meetings of the Committee. An agenda, together with materials relating to the subject matter of each meeting, shall be sent to members of the Committee prior to each meeting. Minutes for all meetings of the Committee shall be prepared to document the Committee's discharge of its responsibilities. The minutes shall be circulated in draft form to all Committee members to ensure an accurate final record, shall be approved at a subsequent meeting of the Committee and shall be distributed periodically to the full Board of Directors. The Committee shall make regular reports to the Board of Directors.

III.   Responsibilities

The following shall be the principal responsibilities of the Committee:

A. *Compensation philosophy and program.* In consultation with senior management, the Committee shall establish the Company's general compensation philosophy, and oversee the development and implementation of executive compensation programs and policies with respect to the engagement of individuals as independent contractors of the Company. The Committee shall review on a periodic basis the Company's executive compensation programs and make any modifications that the Committee may deem necessary or advisable, in its sole discretion.

B. *Chief Executive Officer compensation.* The Committee shall annually review and approve the Company's goals and objectives relevant to the compensation of the Chief Executive Officer and shall evaluate the performance of the Chief Executive Officer in light of those goals and objectives. Based on such evaluation, the Committee shall have the sole authority to set the compensation (including base salary, incentive compensation and equity-based awards) of the Chief Executive Officer. In determining incentive compensation, the Committee shall consider, among other factors it deems appropriate from time to time, the Company's performance and relative shareholder return, the value of similar incentive awards to chief executive officers at comparable companies, and the awards given to management in prior years.

C. *Officer compensation.* The Committee shall also review and approve the compensation (including base salary, incentive compensation and equity-based awards) of officers above the level of Vice President of the Company and its business unit subsidiaries corresponding to its geographic operating segments, review the compensation of Managing Directors above the equivalent level of Vice President and review and approve compensation guidelines for all other officers.

D. *Benefit plans.* The Committee shall review the terms of the Company's incentive compensation plans, equity-based plans, retirement plans, deferred compensation plans and welfare benefit plans. Unless otherwise delegated in accordance with the provisions of Article III.K., the Committee shall administer such plans, including determining any incentive or equity-based awards to be granted to members of senior management under any such plan.

E. *Post-service arrangements and perquisites.* The Committee shall review periodically policies with respect to post-service arrangements and perquisites provided to officers, including the Chief Executive Officer.

F. *Appointment and monitoring of named fiduciaries.* With respect to any funded employee benefit plan covering employees of the Company subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, the Committee shall have the authority to appoint and terminate the named fiduciary or named fiduciaries of such plan and shall monitor their performance, unless such fiduciaries are specified in the constituent plan documents.

G. *Annual Compensation Committee report.* The Committee shall produce an annual report on executive compensation for inclusion in the Company's annual proxy statement, all in accordance with applicable rules and regulations.

H. *Committee performance evaluation.* The Committee shall evaluate its own performance on an annual basis and develop criteria for such evaluation.

I. *Access to consultants.* The Committee shall have the resources and authority to discharge its duties and responsibilities as described herein, including the authority to select, retain and terminate counsel, consultants and other experts. The Committee shall have the sole authority to select, retain and terminate a compensation consultant and approve the consultant's fees and other retention terms.

J. *Delegation.* When appropriate, as permitted under applicable law and the listing standards of the New York Stock Exchange, the Board or the Committee may delegate any of its responsibilities to a subcommittee comprised of one or more members of the Committee, the Board or members of management.

K. *Other duties.* The Committee shall also carry out such other duties as may be delegated to it by the Board of Directors from time to time.

I. Statement of Purpose

The Governance Committee is a standing committee of the Board of Directors. The purpose of the Committee is to identify individuals qualified to become members of the Board, to recommend director nominees for each annual meeting of shareholders and nominees for election to fill any vacancies on the Board of Directors, to advise the Board with respect to the structure and composition of committees of the Board, and to address related matters. The Committee shall have the responsibility to recommend the compensation of the Company's Directors. The Committee shall also develop and recommend to the Board of Directors corporate governance principles and be responsible for leading the annual review of the Board's performance.

II. Organization

A. *Charter.* At least annually, this charter shall be reviewed and reassessed by the Committee and any proposed changes shall be submitted to the Board of Directors for approval.

B. *Members.* The members of the Committee shall be appointed by the Board of Directors and shall meet the independence requirements of applicable law, the listing standards of the New York Stock Exchange and applicable policies of the Board of Directors. The Committee shall be comprised of at least three members, one of whom shall be the Chair of the Board's Compensation Committee. Committee members may be removed by the Board of Directors. The Board of Directors shall also designate a Committee Chairperson.

C. *Meetings.* In order to discharge its responsibilities, the Committee shall each year establish a schedule of meetings; additional meetings may be scheduled as required.

D. *Agenda, minutes and reports.* The Chairperson of the Committee shall be responsible for establishing the agendas for meetings of the Committee. An agenda, together with materials relating to the subject matter of each meeting, shall be sent to members of the Committee prior to each meeting. Minutes for all meetings of the Committee shall be prepared to document the Committee's discharge of its responsibilities. The minutes shall be circulated in draft form to all Committee members to ensure an accurate final record, shall be approved at a subsequent meeting of the Committee and shall be distributed periodically to the full Board of Directors. The Committee shall make regular reports to the Board of Directors.

III. Responsibilities

The following shall be the principal responsibilities of the Committee:

A. *Director selection criteria.* The Committee shall establish criteria for selecting new directors, which shall reflect, among other factors, a candidate's integrity and business ethics, strength of character, judgment, experience and independence, as well as factors relating to the composition of the Board, including its size and structure, the relative strengths and experience of current Board members and principles of diversity.

B. *Director recruitment.* The Committee shall consider and recruit candidates to fill new positions on the Board of Directors and shall review any candidate recommended by the shareholders of the Company in accordance with the Company's By-Laws. As part of this responsibility, the Committee shall be responsible for conducting appropriate inquiries to establish such candidate's compliance with the independence and other qualification requirements established by the Committee.

C. *Consideration of Directors for re-election.* In connection with its annual recommendation of a slate of nominees, the Committee shall assess the contributions of those Directors slated for re-election, and shall at that time review its criteria for Board candidates in the context of the Board evaluation process and other perceived needs of the Board.

D. *Recommendation to Board.* The Committee shall recommend the director nominees for approval by the Board of Directors and the shareholders.

E. *Governance principles.* The Committee shall recommend to the Board of Directors corporate governance principles addressing, among other matters, the size, composition and responsibilities of the Board of Directors and its committees, which shall be reviewed not less frequently than annually by the Committee. The Committee shall make recommendations to the Board of Directors with respect to changes to the corporate governance principles.

F. *Advice as to Committee membership and operations.* The Committee shall advise the Board of Directors with respect to the charters, structure and operations of the various committees of the Board of Directors and qualifications for membership thereon, including policies for rotation of members among committees of the Board of Directors.

G. *Evaluation of Board, Directors and Committee.* The Committee shall evaluate the performance of the Board of Directors on an annual basis. In discharging this responsibility, the Committee shall solicit comments from all Directors and report annually to the Board on its assessment of the Board's performance. The Committee shall periodically evaluate the performance of individual Directors. The Committee shall also evaluate its own performance on an annual basis and establish criteria for such evaluation.

H. *Director compensation.* The Committee shall recommend to the Board of Directors proposed changes in Board compensation, including retainer and meeting attendance fees, as well as other Director compensation program and policies.

I. *Evaluation of executive management.* The Committee shall oversee the evaluation of executive management of the Company.

J. *Consideration of shareholder proposals.* The Committee will review and make recommendations to the Board with respect to any proposal properly presented by a shareholder for inclusion in the Company's annual proxy statement. The Committee may, as appropriate in light of the subject matter of the proposal, refer any such proposal to any other Committee of the Board for purposes of such review and recommendations.

K. *Access to records, consultants and others.* In discharging its responsibilities, the Committee shall have the resources and sole authority to engage any outside consultant or search firm to be used to identify director candidates for nomination to the Board of Directors, to retain outside consultants to advise the Committee and to approve the terms of any such engagement and the fees of any such consultant or search firm. The Committee shall have full access to any relevant records of the Company and may also request that any officer or other employee of the Company, the Company's outside counsel or any other person meet with any members of, or consultants to, the Committee.

L. *Delegation.* The Committee may delegate any of its responsibilities to a subcommittee comprised of one or more members of the Committee. The Committee shall also carry out such other duties that may be delegated to it by the Board of Directors from time to time.

Appendix F. CODE OF CONDUCT FOR THE BOARD OF DIRECTORS OF McDONALD'S CORPORATION

The members of the Board of Directors of McDonald's Corporation acknowledge and accept the scope and extent of our duties as Directors. We have a responsibility to carry out our duties in an honest and businesslike manner and within the scope of our authority, as set forth in the General Corporation Laws of the State of Delaware and in the Certificate of Incorporation and By-Laws of McDonald's Corporation. We are entrusted with and responsible for the oversight of the assets and business affairs of McDonald's Corporation in an honest, fair, diligent and ethical manner. As Directors we must act within the bounds of the authority conferred upon us and with the duty to make and enact informed decisions and policies in the best interests of McDonald's and its shareholders. The Board of Directors has adopted the following Code of Conduct and our Directors are expected to adhere to the standards of loyalty, good faith and the avoidance of conflict of interest that follow:

Board Members will:

- Act in the best interests of, and fulfill their fiduciary obligations to, McDonald's shareholders;

- Act honestly, fairly, ethically and with integrity;

- Conduct themselves in a professional, courteous and respectful manner;

- Comply with all applicable laws, rules and regulations;

- Act in good faith, responsibly, with due care, competence and diligence, without allowing their independent judgment to be subordinated;

- Act in a manner to enhance and maintain the reputation of McDonald's;

- Disclose potential conflicts of interest that they may have regarding any matters that may come before the Board, and abstain from discussion and voting on any matter in which the Director has or may have a conflict of interest;

- Make available to and share with fellow Directors information as may be appropriate to ensure proper conduct and sound operation of McDonald's and its Board of Directors;

- Respect the confidentiality of information relating to the affairs of the Company acquired in the course of their service as Directors, except when authorized or legally required to disclose such information; and

- Not use confidential information acquired in the course of their service as Directors for their personal advantage.

A Director who has concerns regarding compliance with this Code should raise those concerns with the Chairman of the Board and the Chairperson of the Governance Committee, who will determine what action shall be taken to deal with the concern. In the extremely unlikely event that a waiver of this Code for a Director would be in the best interest of the Company, it must be approved by the Governance Committee.

Directors will annually sign a confirmation that they have read and will comply with this Code.

Appendix G. McDONALD'S CORPORATION CODE OF ETHICS FOR THE CHIEF EXECUTIVE OFFICER
AND SENIOR FINANCIAL OFFICERS

As the [specify office] of McDonald's Corporation (the "Company"), I acknowledge that the Company is committed to honesty and ethical conduct in all areas of its business and that officers with responsibility for the conduct or supervision of the Company's financial affairs play a special role in preserving and protecting shareholders' interests.

In furtherance of the above and to the best of my ability, I will adhere to the following principles and responsibilities:

■ Act at all times in accordance with the Company's Standards of Business Conduct, a copy of which has been provided to me and with which I will comply;

■ Act at all times with integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships;

■ Address any apparent conflict of interest in personal and professional relationships in accordance with the highest ethical standards and promptly disclose to the General Counsel of the Company the nature of any such conflict of interest or any material transaction or relationship that reasonably could be expected to give rise to such a conflict of interest;

■ Provide, in the Company's reports filed with the Securities and Exchange Commission and other public communications, disclosure that is full, fair, accurate, complete, objective, timely and understandable;

■ Comply with applicable rules and regulations of all U.S. and non-U.S. governmental entities and other private and public regulatory agencies, including any exchanges on which the Company's securities may be listed;

■ Act in good faith, responsibly, with due care, competence and diligence, and without misrepresenting material facts or circumstances and without seeking improperly to influence or hinder the Company's independent auditors in any way in the performance of their engagement;

■ Act objectively, without allowing my independent judgment to be subordinated;

■ Maintain the confidentiality of Company information, except when authorized or otherwise required to make any disclosure, and avoid the use of any Company information for personal advantage;

■ Consistent with applicable law, share my knowledge with others within the Company to the extent appropriate to improve communications to the Company's shareholders and other constituents;

■ Keep abreast of emerging financial issues relevant to shareholders and other constituents;

■ Promote ethical behavior among employees under my supervision;

■ Accept accountability for adherence to this Code of Ethics and the Company's Standards of Business Conduct; and

■ Achieve responsible use of and control over all assets and resources of the Company entrusted to me.

The Chief Executive Officer, the Chief Financial Officer and other senior financial officers will annually sign a confirmation that they have read and will comply with the Code.

INFORMATION ABOUT ATTENDING THE ANNUAL SHAREHOLDERS' MEETING

Date

Thursday, May 25, 2006

Time

9:00 a.m. Central Time

Place

Prairie Ballroom
The Lodge
McDonald's Office Campus
Oak Brook, Illinois 60523

Parking

Limited parking is available on Campus.

Webcast

To view a live webcast of the Annual Shareholders' Meeting, go to www.investor.mcdonalds.com on May 25 at 9:00 a.m. central time, and click the appropriate link under "Webcasts." The Annual Shareholders' Meeting webcast will be available on demand for a limited time.

If you plan to attend

As seating in the Prairie Ballroom is very limited, we encourage shareholders to participate in the meeting via the live webcast. However, if you do decide to attend, please bring the tear-off portion of your proxy card or your brokerage statement reflecting your McDonald's holdings as proof of share ownership. Admission tickets will be given to shareholders on a first-come, first-served basis. Overflow rooms will be available for viewing the meeting. The registration desk will open at 7:30 a.m.

Please be aware that all items will be subject to inspection. Cameras and other recording devices will not be permitted at the meeting.

Directions

From downtown Chicago (and near west suburbs)—

I-290 west (Eisenhower Expressway) to I-88 west (Ronald Reagan Memorial Tollway) towards Aurora. Exit I-88 at Cermak Road/22nd Street (first exit immediately after York Road tollbooth). At Cermak Road/22nd Street (stoplight), turn right. Go two stoplights to Jorie Boulevard, turn right. Go three stoplights to Kroc Drive, turn left. At stop sign, Ronald Lane, turn left. The Lodge is on left, parking is on right.

From I-294 (south suburbs)—

I-294 north to I-88 west (Ronald Reagan Memorial Tollway) towards Aurora. Exit I-88 at Cermak Road/22nd Street (first exit immediately after York Road tollbooth). At Cermak Road/22nd Street (first stoplight), turn right. Go two stoplights to Jorie Boulevard, turn right. Go three stoplights to Kroc Drive, turn left. At stop sign, Ronald Lane, turn left. The Lodge is on left, parking is on right.

From O'Hare Airport/I-294(north suburbs)—

I-294 south to I-88 west (Ronald Reagan Memorial Tollway) towards Aurora. Exit I-88 at Cermak Road/22nd Street (first exit immediately after York Road tollbooth). At Cermak Road/22nd Street (first stoplight), turn right. Go two stoplights to Jorie Boulevard, turn right. Go three stoplights to Kroc Drive, turn left. At stop sign, Ronald Lane, turn left. The Lodge is on left, parking is on right.

From I-355 North or South or (I-88) West (Ronald Reagan Memorial Tollway) (far west suburbs)—

From either direction, take I-88 east (Ronald Reagan Memorial Tollway) to Chicago. Exit at Midwest Road and turn left (first stoplight). Take Midwest Road to 31st Street (stoplight), turn left. Take 31st Street to Jorie Boulevard (stoplight), turn left. Go to Kroc Drive (stop-light), turn right. At stop sign, Ronald Lane, turn left. The Lodge is on left, parking is on right.


Midwest Road
Route 83
Route 56
Butterfield Road
York Rd.
Eisenhower
Expressway
I-290
Route 38
Roosevelt Road
TriState
Tollway I-294
Spring Rd.
McDonald's
Plaza
22nd Street
Cermak Road
Ronald Reagan
Memorial
Tollway I-88
Jorie Blvd.
Ronald Lane
Hamburger
University
The Lodge
Campus
Office
Building
Kroc
Drive
31rd Street
Oak Brook Road
North

Home Office

McDonald's Corporation
McDonald's Plaza
Oak Brook, IL 60523
630-623-3000
www.mcdonalds.com

The following trademarks used herein are property of McDonald's Corporation and its affiliates: Chipotle Mexican Grill, Golden Arches Logo; MCDirect Shares; McDonald's; QSC; and www.mcdonalds.com.

Printed on recycled paper with 10% post-consumer content.
© 2006 McDonald's
McD06-4419



McDonald's Corporation
McDonald's Plaza
Oak Brook IL 60523
www.mcdonalds.com





McDonald's Corporation
2005 Financial Report

On the cover

Starting April 25, 2006, in the U.S., we will offer the new Asian Salad—a mix of succulent mandarin oranges, snow peas, edamame, red bell peppers and fresh premium greens—all topped with warm orange-glazed grilled or crispy chicken. The salad is served with Newman's Own Low-fat Sesame Ginger salad dressing and slivered almonds on the side. A delicious new taste at McDonald's!

Contents

11-YEAR SUMMARY

DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Company-operated sales	$15,352	14,224	12,795	11,500	11,041	10,467	9,512	8,895	8,136	7,571	6,863
Franchised and affiliated revenues	$ 5,108	4,841	4,345	3,906	3,829	3,776	3,747	3,526	3,273	3,116	2,932
Total revenues	**$20,460**	19,065	17,140	15,406	14,870	14,243	13,259	12,421	11,409	10,687	9,795
Operating income	$ 4,022[1]	3,541[3]	2,832[4]	2,113[5]	2,697[6]	3,330	3,320	2,762[7]	2,808	2,633	2,601
Income before taxes and cumulative effect of accounting changes	$ 3,702[1]	3,203[3]	2,346[4]	1,662[5]	2,330[6]	2,882	2,884	2,307[7]	2,407	2,251	2,169
Net income	$ 2,602[1,2]	2,279[3]	1,471[4,8]	893[5,9]	1,637[6]	1,977	1,948	1,550[7]	1,642	1,573	1,427
Cash provided by operations	$ 4,337	3,904	3,269	2,890	2,688	2,751	3,009	2,766	2,442	2,461	2,296
Capital expenditures	$ 1,607	1,419	1,307	2,004	1,906	1,945	1,868	1,879	2,111	2,375	2,064
Treasury stock purchases	$ 1,228	605	439	687	1,090	2,002	933	1,162	765	605	321
Common stock cash dividends	$ 842	695	504	297	288	281	265	239	221	203	181
Financial position at year end:											
Total assets	$29,989	27,838	25,838	24,194	22,535	21,684	20,983	19,784	18,242	17,386	15,415
Total debt	$10,140	9,220	9,731	9,979	8,918	8,474	7,252	7,043	6,463	5,523	4,836
Total shareholders' equity	$15,146	14,201	11,982	10,281	9,488	9,204	9,639	9,465	8,852	8,718	7,861
Shares outstanding *IN MILLIONS*	1,263	1,270	1,262	1,268	1,281	1,305	1,351	1,356	1,371	1,389	1,400
Per common share:											
Net income–diluted	$ 2.04[1,2]	1.79[3]	1.15[4,8]	.70[5,9]	1.25[6]	1.46	1.39	1.10[7]	1.15	1.08	.97
Dividends declared	$ .67	.55	.40	.24	.23	.22	.20	.18	.16	.15	.13
Market price at year end	$ 33.72	32.06	24.83	16.08	26.47	34.00	40.31	38.41	23.88	22.69	22.56
Company-operated restaurants	9,283	9,212	8,959	9,000	8,378	7,652	6,059	5,433	4,887	4,294	3,783
Franchised restaurants	18,334	18,248	18,132	17,864	17,395	16,795	15,949	15,086	14,197	13,374	12,186
Affiliated restaurants	4,269	4,101	4,038	4,244	4,320	4,260	4,301	3,994	3,844	3,216	2,330
Total Systemwide restaurants	31,886	31,561	31,129	31,108	30,093	28,707	26,309	24,513	22,928	20,884	18,299
Franchised and affiliated sales[10]	$38,926	37,065	33,137	30,026	29,590	29,714	28,979	27,084	25,502	24,241	23,051

[1] Includes $191 million ($130 million after tax or $0.10 per share) of share-based and related compensation due to the adoption of the Statement of Financial Accounting Standards (SFAS) No.123(R), "Share-Based Payment," on January 1, 2005. See Summary of significant accounting policies note to the consolidated financial statements for further details.

[2] Includes a net tax benefit of $73 million ($0.05 per share) comprised of $179 million ($0.14 per share) tax benefit due to a favorable audit settlement of the Company's 2000–2002 U.S. tax returns and $106 million ($0.09 per share) of incremental tax expense resulting from the decision to repatriate foreign earnings under the Homeland Investment Act.

[3] Includes pretax operating charges of $130 million related to asset/goodwill impairment and $160 million ($21 million related to 2004 and $139 million related to prior years) for a correction in the Company's lease accounting practices and policies (see Impairment and other charges (credits), net note to the consolidated financial statements for further details), as well as a nonoperating gain of $49 million related to the sale of the Company's interest in a U.S. real estate partnership, for a total pretax expense of $241 million ($172 million after tax or $0.13 per share).

[4] Includes pretax charges of $408 million ($323 million after tax or $0.25 per share) primarily related to the disposition of certain non-McDonald's brands and asset/goodwill impairment. See Impairment and other charges (credits), net note to the consolidated financial statements for further details.

[5] Includes pretax charges of $853 million ($700 million after tax or $0.55 per share) primarily related to restructuring certain international markets and eliminating positions, restaurant closings/asset impairment and the write-off of technology costs.

[6] Includes pretax operating charges of $378 million primarily related to the U.S. business reorganization and other global change initiatives, and restaurant closings/asset impairment as well as net pretax nonoperating income of $125 million primarily related to a gain on the initial public offering of McDonald's Japan, for a total pretax expense of $253 million ($143 million after tax or $0.11 per share).

[7] Includes pretax charges of $322 million ($219 million after tax or $0.16 per share) consisting of $162 million of Made For You costs and $160 million related to a home office productivity initiative.

[8] Includes a $37 million after tax charge ($0.03 per share) to reflect the cumulative effect of the adoption of SFAS No.143, "Accounting for Asset Retirement Obligations," which requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time the obligations are incurred. See Summary of significant accounting policies note to the consolidated financial statements for further details.

[9] Includes a $99 million after tax charge ($0.07 per share) to reflect the cumulative effect of the adoption of SFAS No.142, "Goodwill and Other Intangible Assets" (SFAS No.142), which eliminates the amortization of goodwill and instead subjects it to annual impairment tests. Adjusted for the nonamortization provisions of SFAS No.142, net income per common share would have been $0.02 higher in 2001 and 2000 and $0.01 higher in 1999–1996.

[10] While franchised and affiliated sales are not recorded as revenues by the Company, management believes they are important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised and affiliated revenues and are indicative of the financial health of the franchisee base.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Description of the business

The Company primarily franchises and operates McDonald's restaurants. In addition, the Company operates certain non-McDonald's brands that are not material to the Company's overall results. Of the more than 30,000 McDonald's restaurants in over 100 countries, over 8,000 are operated by the Company, more than 18,000 are operated by franchisees/licensees and over 4,000 are operated by affiliates. Under our conventional franchise arrangement, franchisees provide a portion of the required capital by initially investing in the equipment, signs, seating and décor of their restaurant businesses, and by reinvesting in the business over time. The Company owns the land and building or secures long-term leases for both Company-operated and franchised restaurant sites. This ensures long-term occupancy rights, helps control related costs and improves alignment with franchisees. Under our developmental license arrangement, licensees provide capital for 100% of the business, including the real estate interest, while the Company generally has no capital invested.

While we view ourselves primarily as a franchisor, we continually review our restaurant ownership mix (that is our mix between Company-operated, conventional franchise, joint venture or developmental license) to deliver a great customer experience and drive profitability, with a focus on underperforming markets and markets where direct restaurant operation by us is unattractive due to market size, business conditions or legal considerations. Although direct restaurant operation is more capital-intensive relative to franchising and results in lower operating margins as a percent of revenues, Company-operated restaurants are important to our success in both mature and developing markets. In our Company-operated restaurants along with our franchisees, we can develop and refine operating standards, marketing concepts and product and pricing strategies, so that we introduce Systemwide only those that we believe are most beneficial. In addition, we firmly believe that owning restaurants is paramount to being a credible franchisor. Our Company-operated business also helps to facilitate changes in restaurant ownership as warranted by strategic considerations, the financial health of franchisees or other factors.

Revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees and affiliates. These fees primarily include rent, service fees and/or royalties that are based on a percent of sales, with specified minimum rent payments. Fees vary by type of site, amount of Company investment and local business conditions. These fees, along with occupancy and operating rights, are stipulated in franchise/license agreements that generally have 20-year terms.

The business is managed as distinct geographic segments: United States; Europe; Asia/Pacific, Middle East and Africa (APMEA); Latin America; and Canada. In addition, throughout this report we present a segment entitled "Other" that includes non-McDonald's brands (e.g., Boston Market and Chipotle Mexican Grill (Chipotle)). The U.S. and Europe segments each account for approximately 35% of total revenues. France, Germany and the United Kingdom, collectively, account for over 60% of Europe's revenues; Australia, China and Japan (a 50%-owned affiliate accounted for under the equity method), collectively, account for nearly 50% of APMEA's revenues; and Brazil accounts for over 40% of Latin America's revenues. These seven markets along with the U.S. and Canada are referred to as "major markets" throughout this report and comprise approximately 70% of total revenues.

In analyzing business trends, management considers a variety of performance and financial measures including comparable sales growth, Systemwide sales growth, operating margins and returns.

- Constant currency results exclude the effects of foreign currency translation and are calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results in constant currencies and bases certain compensation plans on these results because the Company believes they better represent the underlying business trends.

- Comparable sales are a key performance indicator used within the retail industry and are indicative of acceptance of the Company's initiatives as well as local economic and consumer trends. Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all McDonald's restaurants in operation at least thirteen months, including those temporarily closed. Some of the reasons restaurants may be temporarily closed include road construction, reimaging or remodeling, and natural disasters. McDonald's reports on a calendar basis and therefore the comparability of the same month, quarter and year with the corresponding period of the prior year will be impacted by the mix of days. The number of weekdays, weekend days and timing of holidays in a given timeframe can have a positive or negative impact on comparable sales. The Company refers to this impact as the calendar shift/ trading day adjustment. This impact varies geographically due to consumer spending patterns and has the greatest impact on monthly comparable sales. Typically, the annual impact is minimal, with the exception of leap years.

- Systemwide sales include sales at all McDonald's and Other restaurants, whether operated by the Company, by franchisees or by affiliates. While sales by franchisees and affiliates are not recorded as revenues by the Company,

2 McDonald's Corporation

management believes the information is important in understanding the Company's financial performance because it is the basis on which the Company calculates and records franchised and affiliated revenues and is indicative of the financial health of our franchisee base.

- Return on incremental invested capital (ROIIC) is a measure reviewed by management over a one-year time period as well as longer time periods to evaluate the overall profitability of the business units, the effectiveness of capital deployed and the future allocation of capital. The return is calculated by taking the constant foreign exchange rate change in operating income plus depreciation and amortization (numerator) and dividing this by the constant foreign exchange rate adjusted cash used for investing activities (denominator). The calculation assumes an average exchange rate over the periods included in the calculation.

Strategic direction and financial performance

The Company's 50 years of success has been driven by the strength of McDonald's global brand and our unique business relationship among franchisees, suppliers and the Company (collectively referred to as the System). This business model is key to our success, fostering our ability to be locally relevant, a competitor in the marketplace and a contributor to our communities. This strategic alignment enables the System to pursue innovative ideas that satisfy our customers and profitably grow our business.

In 2003, the Company initiated a comprehensive revitalization plan focused on maximizing customer satisfaction and strengthening our financial position. We redefined our strategy to emphasize growth through adding more customers to existing restaurants and aligned the System around our customer-focused Plan to Win. A combination of customer-centric initiatives designed to deliver operational excellence and leadership marketing were implemented around five drivers of exceptional customer experiences—people, products, place, price and promotion.

In 2004, we substantially achieved our near-term goals by executing our strategy. We improved the taste of many of our core menu offerings and introduced a variety of menu choices that were well received by customers such as new salad lines, breakfast and chicken offerings. We offered a variety of price points to appeal to a broad spectrum of customers. We streamlined processes such as new product development and restaurant operations, improved our training programs, and implemented performance measures, including a restaurant review and measurement process, to enable and motivate franchisees and restaurant employees to serve customers better. We also launched the "i'm lovin' it" marketing theme, which achieved high levels of customer awareness worldwide.

Throughout 2005, we remained aligned and focused on executing the Plan to Win, using our customer-centric philosophy as our guide. Our 2005 performance reflected our continuously evolving customer relevance and powerful brand strength that culminated with December 2005 marking our 32nd consecutive month of positive global comparable sales. In the U.S., our strong sales momentum continued as increased customer demand for our core and premium products, breakfast menu and more convenient hours fueled growth on top of strong prior year comparisons. In Europe, we focused on gaining traction and building momentum across the entire segment. We had success in France and Russia and we gained traction in Germany where customers responded favorably to our Ein Mal Eins ("one by one") value platform and premium products like Salads Plus. The U.K. remained a challenging marketplace and our efforts to gain traction in this market will take time. We are encouraged by our progress in Europe and confident that our focus on enhancing customers' experience through menu, marketing and value initiatives will generate improvements over time.

Over the past three years, in line with our commitment to revitalize the brand, we have exercised greater financial discipline. We delivered against the targets laid out in our revitalization plan and achieved many significant milestones. Today, our resulting financial strength and substantial cash generating ability is a testament to System alignment and focus on growing our existing restaurant business. Our progress has created the opportunity to return even greater amounts of cash flow to shareholders through dividends and share repurchases after funding investments in our business that offer solid returns. In 2005, we increased the dividend to $.67 per share, a 185% increase from the 2002 dividend and we repurchased over $2.2 billion of common stock since the beginning of 2003 to enhance shareholder value.

Highlights from the year included:
- Comparable sales increased 3.9% building on a 6.9% increase in 2004.

- Systemwide sales increased 6%. Excluding the positive impact of currency translation, Systemwide sales increased 5%.

- Consolidated revenues increased 7% to a record high of over $20 billion. Excluding the positive impact of currency translation, revenues increased 6%.

- Net income per common share was $2.04 compared with $1.79 in 2004.

- Cash from operations increased $433 million to $4.3 billion.

- Capital expenditures were about $1.6 billion.

- The annual dividend was increased 22% per share, to $0.67 or $842 million.

- Share repurchases totaled about $1.2 billion.

- One-year ROIIC was 46.0% and three-year ROIIC was 36.6% for 2005. The decrease in Impairment and other charges (credits) included in operating income benefited these returns 20 percentage points and 18 percentage points, respectively. (See Other matters for details of the calculation.)

McDonald's Corporation **3**

On January 1, 2005, the Company early adopted the Statement of Financial Accounting Standards No.123(R), *Share-Based Payment* (SFAS No.123(R)).This new accounting standard requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The Company adopted this accounting treatment prospectively. In connection with the adoption, the Company adjusted the mix of employee long-term incentive-based compensation by reducing stock options awarded and increasing certain cash-based compensation (primarily annual incentive-based compensation) and other equity-based awards. Share-based compensation was included as a pro forma disclosure in the notes to the consolidated financial statements for years prior to the adoption. In 2005, share-based and related compensation expense was $0.10 per share. The pro forma share-based compensation for 2004 and 2003 was $0.11 per share and $0.17 per share, respectively.

During 2005, the Company repatriated approximately $3 billion of foreign historical earnings under the Homeland Investment Act (HIA). A majority of the repatriation was funded through local borrowings in certain markets, which totaled $2.9 billion. This resulted in an increase in cash and debt on our consolidated balance sheet at year end, which is expected to be temporary and does not signal any change in our financial and capital discipline. The repatriated cash will primarily be used to fund capital expenditures under our remodeling initiative, new restaurant openings and salaries in the U.S. Apart from HIA-related activity, the Company paid down over $1.2 billion of debt during 2005.

Outlook for 2006

The Company's long-term goal is to create a differentiated customer experience—one that builds brand loyalty and delivers long term, profitable growth for all shareholders and the System. Our long term goals remain unchanged: average annual Systemwide sales and revenue growth of 3% to 5%, average annual operating income growth of 6% to 7%, and annual returns on incremental invested capital in the high teens. These goals exclude the impact of foreign currency translation.

Our guiding customer-centric framework, the Plan to Win, remains solidly in place. We plan to create more relevant and deeper connections with our customers by capturing significant opportunities within the five fundamental drivers of our plan—people, products, place, price and promotion. The initiatives around each "P" continuously evolve to maximize customer relevance and System profitability. We are confident that our Plan, supported by our unique system of franchisees and suppliers and our collective alignment will continue to drive long term profitable growth and enhance shareholder value.

In 2006, we remain committed to offering quality products that satisfy our customers' demands for choice and variety, promoting the importance of physical activity and providing nutritional information on our food packaging. We will continue to introduce locally relevant new products that complement our core menu and provide customers with more reasons to visit, more often. In the U.S., we will extend the variety of our salad and chicken lines with the introduction of an Asian chicken salad, and we expect to strengthen our share of the growing chicken sandwich market with our premium Spicy Chicken Sandwich. In Europe, we are continuing our focus on our everyday value menus, such as Ein Mal Eins and Pound Saver along with premium offerings including salads and sandwiches such as the Big Tasty. In Asia, where rice is a daily staple, we successfully introduced an innovative rice burger in 2005 in Taiwan—Kalubi beef or Spicy Chicken served on a lightly toasted rice patty—and have plans to extend this concept to other Asian markets in 2006.

Delivering value through a variety of menu price points that appeal to our broad range of customers has long been part of our history. A strong balance of core menu favorites, premium products and everyday value ensures that we can appeal to most people. In Europe and elsewhere, we continue to combine everyday value with a strong trade-up strategy to remain relevant to today's customer and drive profitability.

We also plan to capitalize on opportunities to improve the customer experience in our restaurants through improved service and ambiance. We continue to implement people training programs to enhance the overall service experience and we will extend our Restaurant Operation Improvement Process (ROIP) measurement of restaurant execution to even more markets this year. Our remodeling efforts will continue around the globe. In 2006, 2,500 restaurants worldwide are expected to be remodeled, utilizing innovative, modern designs. We will continue to enhance customer convenience by extending operating hours, accepting debit, credit and gift cards, enabling wireless internet access and adding double drive thru lanes in select restaurants.

We believe providing information on nutrition and promoting physical activity support our customers' needs to make the best choices for their lifestyles. Starting in 2006, we will provide nutrition information on the majority of our food packaging using an easy to understand icon and bar chart format. We plan to implement the new packaging in more than 20,000 restaurants by the end of the year. We are the first quick-service restaurant to do this, guided by customer input and independent experts from around the world.

In connection with executing the Plan to Win, to improve local relevance, profitability and returns, we continually evaluate ownership structures in our markets to identify potential operational and growth opportunities. The ownership mix in a given market depends on our plans for the market, local operating conditions, restaurant-level results in the market and legal and regulatory constraints. In the United States, France, Germany and Australia, for example, we believe that our current ownership mix is appropriate in light of current operating results. By contrast, we plan to re-franchise at least 50 Company-operated restaurants in the U.K. in 2006 and

4 McDonald's Corporation

we expect that the percentage of Company-operated restaurants in that market will continue to decline from its current 63%. In Canada, we plan to review our Company-operated restaurants and determine the most appropriate ownership mix and organize personnel around a revised structure for the business. In countries where franchising is not yet a well established business model, such as China or Russia, we will continue to own and operate our restaurants.

We have also recently identified between 15 and 20 markets where we will pursue converting our existing ownership to a developmental licensee structure over the next three years. Under this structure, which the Company successfully employs in 32 countries outside the U.S. (approximately 800 restaurants), the licensees own the business, including the real estate interest, and use their local knowledge and their capital to build the brand and optimize sales and profitability over the long-term. Included in these 32 countries were two additional markets (325 restaurants) that became developmental licensees in 2005 and work on this change of ownership began a couple of years ago. While the Company generally has no capital invested in this type of market, it does receive a royalty based on a percent of sales. The royalty rate varies by market and is based on growth and profitability opportunity within the market.

Our plans to change our ownership mix through conventional re-franchising and increased use of developmental licenses will affect our results. The results of Company-operated restaurants are recorded in our consolidated financial statements, and we are responsible for their ongoing capital investments, whereas restaurants operated under franchise or license agreements generate revenue streams without a comparable level of capital investment by us. We do not expect that the financial impact of our plans to adjust our ownership mix will be material in 2006 given the time required to execute these plans.

Our plans to convert markets to a developmental license structure depend on our ability to identify prospective licensees with the experience and financial resources to be effective operators of McDonald's restaurants. We are in the process of identifying potential licensees in some of these markets, but we cannot predict how quickly we will complete transactions. The markets that we have targeted as candidates for developmental licenses had in the aggregate about 1,500 restaurants (predominately Company-operated) and in 2005 had $1.5 billion in sales, $50 million in capital expenditures, $100 million in selling, general & administrative expenses and generated a modest operating loss.

At December 31, 2005, the Company's net investment in these markets was about $1.6 billion. As a result of our annual testing, we recorded impairment charges for some of these markets in the last three years. For others, current cash flows or undiscounted projected cash flows are such that no impairment charges were required. In each case, our impairment testing was based on the assumption that these markets will continue to be operated under the existing ownership structure. We will continue our annual impairment testing for these assets based on this assumption until it becomes probable that a transaction will occur within 12 months, and we can reasonably estimate our sales proceeds. We may not recover our entire net investment in each of these markets and may therefore record losses in future periods as we adjust our ownership mix. The timing and amount of any losses will depend on the circumstances of each transaction. Currently, we do not believe that any significant transactions are likely to be completed within 12 months.

While the Company does not provide specific guidance on earnings per share, the following information is provided to assist in analyzing the Company's results.

- Changes in constant currency Systemwide sales are driven by changes in comparable sales and restaurant unit expansion. The Company expects net restaurant additions to add about 1 percentage point to sales growth in 2006 (in constant currencies). Most of this anticipated growth will result from restaurants opened in 2005.

- The Company does not provide specific guidance on changes in comparable sales. However, as a perspective, assuming no change in cost structure, a 1 percentage point increase in U.S. comparable sales would increase annual earnings per share by about 2 cents. Similarly, an increase of 1 percentage point in Europe's comparable sales would increase annual earnings per share by about 1.5 cents.

- The Company expects full-year 2006 selling, general & administrative expenses to increase at a rate less than Systemwide sales, in constant currencies, and to decline as a percent of revenues, compared with 2005 without considering any impact of changes in ownership mix.

- A significant part of the Company's operating income is generated outside the U.S., and about 80% of its total debt is denominated in foreign currencies. Accordingly, earnings are affected by changes in foreign currency exchange rates, particularly the Euro and the British Pound. If the Euro and the British Pound both move 10% in the same direction compared with 2005, the Company's annual earnings per share would change about 6 cents to 7 cents. Based on current rates, foreign currency translation is expected to negatively affect earnings in the first quarter 2006.

- The Company plans to return to pre-HIA debt and cash levels as we pay down debt over the next couple of years. The late 2005 borrowings, used to fund dividend payments to repatriate earnings back to the U.S. parent-company, resulted in a temporary increase in both cash and debt on our year-end consolidated balance sheet. However, our net debt position (gross debt outstanding less cash available for investment) has improved significantly, excluding this one-time opportunity. The Company expects interest expense in 2006 to increase 7% to 9% compared with 2005, based on current interest and foreign currency exchange rates. We expect this increase will be partly offset by the related higher interest income from cash available for investing, resulting in a 4% to 6% increase in interest expense, net of interest income.

- The Company expects the effective income tax rate for the full year 2006 to be approximately 31% to 33%, although some volatility may be experienced between the quarters in the normal course of business.

- The Company expects capital expenditures for 2006 to be approximately $1.8 billion.

- In 2006 and 2007 combined, the Company expects to return between $5 billion and $6 billion to shareholders through a combination of shares repurchased and dividends. The Company expects to complete share repurchases of about $1 billion in the first quarter of 2006.

- In January 2006, Chipotle completed an initial public offering of 6.1 million shares resulting in proceeds of approximately $120 million to Chipotle. McDonald's sold 3.0 million Chipotle shares resulting in proceeds to the Company of $61 million, while still remaining the majority shareholder. As a result of the offering, the Company will record a pretax nonoperating gain of about $50 million in the first quarter of 2006.

- During the first quarter 2006, the Company has taken certain actions to improve profitability in two challenging markets. In Brazil, we reached an agreement to acquire restaurants operated by several litigating franchisees and expect to incur pretax charges of approximately $20 million. In the U.K., as part of a strategic review of its "high street" locations, the Company has developed a plan that focuses on improving profits of those sites. In connection with that plan, we expect to close 25 restaurants in the U.K. in the first quarter 2006, resulting in lease cancellation and other charges of approximately $40 million pretax.

CONSOLIDATED OPERATING RESULTS

Operating results

DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA	2005 Amount	2005 Increase/ (decrease)	2004 Amount	2004 Increase/ (decrease)	2003 Amount
Revenues					
Sales by Company-operated restaurants	$ 15,352	8%	$ 14,224	11%	$ 12,795
Revenues from franchised and affiliated restaurants	5,108	6	4,841	11	4,345
Total revenues	20,460	7	19,065	11	17,140
Operating costs and expenses					
Company-operated restaurant expenses	13,113	8	12,100	10	11,006
Franchised restaurants-occupancy expenses	1,022	2	1,003	7	938
Selling, general & administrative expenses	2,221	12	1,980	8	1,833
Impairment and other charges (credits), net	(28)	nm	290	(29)	408
Other operating expense, net	110	(27)	151	23	123
Total operating costs and expenses	16,438	6	15,524	8	14,308
Operating income	4,022	14	3,541	25	2,832
Interest expense	356	(1)	358	(8)	388
Nonoperating (income) expense, net	(36)	78	(20)	nm	98
Income before provision for income taxes and cumulative effect of accounting change	3,702	16	3,203	36	2,346
Provision for income taxes	1,100	19	924	10	838
Income before cumulative effect of accounting change	2,602	14	2,279	51	1,508
Cumulative effect of accounting change, net of tax*				nm	(37)
Net income	$ 2,602	14%	$ 2,279	55%	$ 1,471
Per common share–diluted:					
Income before cumulative effect of accounting change	$ 2.04	14%	$ 1.79	52%	$ 1.18
Cumulative effect of accounting change*				nm	(.03)
Net income	$ 2.04	14%	$ 1.79	56%	$ 1.15
Weighted average common shares outstanding–diluted	1,274.2		1,273.7		1,276.5

*   See Accounting changes section for further discussion.

nm   Not meaningful.

6 McDonald's Corporation

Net income and diluted net income per common share

In 2005, net income and diluted net income per common share were $2,602 million and $2.04, respectively. As a result of the adoption of SFAS No.123(R) and the related compensation remix, 2005 net income included $130 million or $0.10 per share of share-based and related compensation expense. The 2005 results also included a net tax benefit of $73 million or $0.05 per share comprised of $179 million or $0.14 per share tax benefit due to a favorable audit settlement of the Company's 2000-2002 U.S. tax returns and $106 million or $0.09 per share of incremental tax expense resulting from the decision to repatriate foreign earnings under HIA. In addition, 2005 included impairment and other charges and credits that netted to $28 million of pretax income ($12 million income after tax or $0.01 of income per share).

In 2004, net income and diluted net income per common share were $2,279 million and $1.79, respectively (or $1.68 per share including pro forma share-based compensation expense of $0.11 per share). The 2004 results included pretax operating charges of $160 million ($105 million after tax or $0.08 per share) related to a lease accounting correction and $130 million ($116 million after tax or $0.09 per share) related to asset and goodwill impairment charges, primarily in South Korea. In 2004, results also included pretax nonoperating income of $49 million ($49 million after tax or $0.04 per share) relating to the sale of the Company's interest in a U.S. real estate partnership that resulted in the utilization of certain previously unrealized capital loss carryforwards.

In 2003, net income and diluted net income per common share after cumulative effect of accounting change were $1,471 million and $1.15, respectively (or $0.98 per share including pro forma share-based compensation expense of $0.17 per share). The 2003 results included net pretax charges of $408 million ($323 million after tax or $0.25 per share) primarily related to the disposition of certain non-McDonald's brands and asset and goodwill impairment, primarily in Latin America.

Refer to the Impairment and other charges (credits), net section as well as the Summary of significant accounting policies note to the consolidated financial statements for further discussion.

For 2005, diluted weighted average shares outstanding were relatively flat compared to 2004. Shares outstanding at the beginning of 2005 were higher than the prior year due to stock options exercised exceeding treasury stock purchased during 2004. Treasury stock purchased in 2005 offset this higher balance as well as the impact of options exercised during the year.

In 2004, diluted weighted average shares outstanding decreased compared to 2003. Shares outstanding at the beginning of the year were lower than the prior year due to treasury stock purchased exceeding stock options exercised in 2003, partly offset by a higher dilutive effect of stock options outstanding.

Impact of foreign currencies on reported results

While changing foreign currencies affect reported results, McDonald's mitigates exposures, where practical, by financing in local currencies, hedging certain foreign-denominated cash flows, and purchasing goods and services in local currencies.

In 2005, revenues were positively impacted by the Brazilian Real and the Canadian Dollar, but operating income and net income were minimally impacted by foreign currency translation. The Euro had a minimal impact on reported results. In 2004 and 2003, foreign currency translation had a positive impact on consolidated revenues, operating income and net income due to the strengthening of several major currencies, primarily the Euro.

Impact of foreign currency translation on reported results

IN MILLIONS, EXCEPT PER SHARE DATA	Reported amount			Currency translation benefit/(cost)		
	2005	*2004*	*2003*	*2005*	*2004*	*2003*
Revenues	**$20,460**	$19,065	$17,140	**$238**	$779	$886
Company-operated margins[1]	**2,099**	2,003	1,695	**19**	91	101
Franchised margins[1]	**4,078**	3,832	3,405	**15**	139	195
Selling, general & administrative expenses	**2,221**	1,980	1,833	**(17)**	(57)	(68)
Operating income	**4,022**	3,541	2,832	**11**	160	189
Income before cumulative effect of accounting change	**2,602**	2,279	1,508	**1**	80	89
Net income	**2,602**	2,279	1,471	**1**	80	89
Per common share-diluted:						
Income before cumulative effect of accounting change	**2.04**	1.79	1.18	**—**	.06	.07
Net income	**2.04**	1.79	1.15	**—**	.06	.07

[1] *Includes McDonald's restaurants only.*

Revenues

In both 2005 and 2004, consolidated revenue growth was driven by positive comparable sales as well as stronger foreign currencies.

Revenues

DOLLARS IN MILLIONS	Amount			Increase/(decrease)		Increase/(decrease) excluding currency translation	
	2005	2004	2003	2005	2004	2005	2004
Company-operated sales:							
U.S.	**$ 4,098**	$ 3,828	$ 3,594	**7%**	7%	**7%**	7%
Europe	**5,465**	5,174	4,498	**6**	15	**5**	5
APMEA	**2,453**	2,390	2,158	**3**	11	**—**	7
Latin America	**1,237**	933	774	**33**	21	**23**	21
Canada	**765**	730	632	**5**	16	**(2)**	8
Other	**1,334**	1,169	1,139	**14**	3	**14**	3
Total	**$15,352**	$14,224	$12,795	**8%**	11%	**6%**	6%
Franchised and affiliated revenues:[1]							
U.S.	**$ 2,857**	$ 2,697	$ 2,445	**6%**	10%	**6%**	10%
Europe	**1,607**	1,563	1,377	**3**	14	**3**	3
APMEA	**362**	331	289	**10**	14	**7**	4
Latin America	**90**	75	85	**20**	(12)	**15**	(10)
Canada	**183**	168	146	**9**	15	**1**	7
Other	**9**	7	3	**38**	nm	**38**	nm
Total	**$ 5,108**	$ 4,841	$ 4,345	**6%**	11%	**5%**	7%
Total revenues:							
U.S.	**$ 6,955**	$ 6,525	$ 6,039	**7%**	8%	**7%**	8%
Europe	**7,072**	6,737	5,875	**5**	15	**5**	4
APMEA	**2,815**	2,721	2,447	**3**	11	**1**	7
Latin America	**1,327**	1,008	859	**32**	17	**22**	18
Canada	**948**	898	778	**6**	15	**(2)**	8
Other	**1,343**	1,176	1,142	**14**	3	**14**	3
Total	**$20,460**	$19,065	$17,140	**7%**	11%	**6%**	7%

[1] *Includes the Company's revenues from conventional franchisees, developmental licensees and affiliates.*

In the U.S., the increase in revenues in 2005 was driven by multiple initiatives that are delivering variety like our new Premium Chicken Sandwiches, convenience such as cashless payment options and extended hours as well as our continued focus on value. In 2004, the increase in revenues was due to the combined strength of the strategic menu, marketing and service initiatives. Franchised and affiliated revenues increased at a higher rate than Company-operated sales in 2004 due to a higher percentage of franchised restaurants throughout the year compared with 2003.

Europe's increase in revenues for 2005 was due to strong comparable sales in Russia, which is entirely Company-operated, and positive comparable sales in France and Germany, partly offset by negative comparable sales in the U.K. In 2004, the increase in Europe's revenues was due to strong comparable sales in Russia and positive comparable sales in France, the U.K. and many other markets, partly offset by poor performance in Germany.

In APMEA, revenues for 2005 benefited from strong comparable sales in Australia and Taiwan, and were negatively impacted by the conversion of two markets (about 325 restaurants) to developmental licensee structures during 2005. In addition, revenues benefited from expansion in China, partly offset by that market's negative comparable sales. In 2004, the increase in APMEA's revenues was due primarily to strong performance in China and Australia as well as positive comparable sales in many other markets, partly offset by poor performance in South Korea.

In Latin America, revenues in 2005 and 2004 increased in constant currencies primarily due to positive comparable sales in many markets and a higher percentage of Company-operated restaurants compared with prior years.

The following tables present Systemwide sales growth rates and the increase or decrease in comparable sales.

Systemwide sales

	Increase/ (decrease)			Increase/(decrease) excluding currency translation		
	2005	*2004*	*2003*	**2005**	*2004*	*2003*
U.S.	**5%**	10%	9%	**5%**	10%	9%
Europe	**4**	14	18	**4**	4	2
APMEA	**6**	12	6	**6**	6	(2)
Latin America	**21**	13	(4)	**13**	13	4
Canada	**8**	15	17	**1**	7	4
Other	**14**	—	10	**14**	—	10
Total	**6%**	12%	11%	**5%**	8%	5%

Comparable sales–McDonald's restaurants

	Increase/(decrease)		
	2005	*2004*	*2003*
U.S.	**4.4%**	9.6%	6.4%
Europe	**2.6**	2.4	(0.9)
APMEA	**4.0**	5.6	(4.2)
Latin America	**11.6**	13.0	2.3
Canada	**0.3**	5.4	—
Total	**3.9%**	6.9%	2.4%

Operating margins

Operating margin information and discussions relate to McDonald's restaurants only and exclude non-McDonald's brands.

- *Franchised margins*

Franchised margin dollars represent revenues from franchised and affiliated restaurants less the Company's occupancy costs (rent and depreciation) associated with those sites. Franchised margin dollars represented more than 65% of the combined operating margins in 2005, 2004 and 2003. Franchised margin dollars increased $246 million or 6% (6% in constant currencies) in 2005 and $427 million or 13% (8% in constant currencies) in 2004. The U.S. and Europe segments accounted for more than 85% of the franchised margin dollars in all three years.

Franchised margins–McDonald's restaurants

IN MILLIONS	**2005**	*2004*	*2003*
U.S.	**$2,326**	$2,177	$1,945
Europe	**1,235**	1,195	1,044
APMEA	**314**	284	248
Latin America	**62**	45	54
Canada	**141**	131	114
Total	**$4,078**	$3,832	$3,405

PERCENT OF REVENUES			
U.S.	**81.4%**	80.7%	79.5%
Europe	**76.9**	76.5	75.8
APMEA	**86.7**	85.7	85.6
Latin America	**68.5**	60.1	64.3
Canada	**76.8**	78.0	78.2
Total	**80.0%**	79.3%	78.4%

The consolidated franchised margin percent increased in 2005 and 2004. Both periods benefited from strong comparable sales but reflected higher occupancy costs.

- *Company-operated margins*

Company-operated margin dollars represent sales by Company-operated restaurants less the operating costs of these restaurants. Company-operated margin dollars increased $96 million or 5% (4% in constant currencies) in 2005 and increased $308 million or 18% (13% in constant currencies) in 2004. The U.S. and Europe segments accounted for more than 75% of the company-operated margin dollars in both periods.

Company-operated margins–McDonald's restaurants

IN MILLIONS	**2005**	*2004*	*2003*
U.S.	**$ 768**	$ 731	$ 635

Europe	**817**	807	708
APMEA	**267**	264	213
Latin America	**141**	89	47
Canada	**106**	112	92
Total	**$2,099**	$2,003	$1,695

PERCENT OF SALES

U.S.	**18.8%**	19.1%	17.7%
Europe	**14.9**	15.6	15.7
APMEA	**10.9**	11.0	9.9
Latin America	**11.4**	9.5	6.1
Canada	**13.9**	15.3	14.6
Total	**15.0%**	15.3%	14.5%

In the U.S., the Company-operated margin percent in 2005 benefited from positive comparable sales, more than offset by higher commodity, labor and occupancy costs. In 2004, the Company-operated margin percent increased primarily due to positive comparable sales, partly offset by higher commodity costs and higher staffing levels. Commodity cost pressures are expected to ease in 2006.

In Europe, the Company-operated margin percent in 2005 decreased due to the U.K., primarily as a result of higher labor costs and negative comparable sales, partly offset by strong performance in Russia. In addition, higher beef costs had a negative impact across the segment for the year. In 2004, Russia's strong performance also benefited the Company-operated margin percent but was more than offset by weak performance in Germany and the U.K. as well as higher commodity costs across the segment. Commodities are expected to have a slightly negative impact in the first quarter of 2006 and remain relatively flat for the year.

In APMEA, the Company-operated margin percent in both 2005 and 2004 was negatively impacted by weak results in South Korea, partly offset by improvements in Hong Kong. In addition, 2004 benefited from improved performance in Australia and China.

In Latin America, the Company-operated margin percent in both years reflected improved performance, driven by strong comparable sales in Brazil, Argentina and Venezuela.

• *Supplemental information regarding Company-operated McDonald's restaurants*

As noted earlier, we continually review our restaurant ownership mix with a goal of improving local relevance, profits and returns. Although direct restaurant operation is more capital-intensive relative to franchising and results in lower operating margins as a percent of revenues, Company-operated restaurants are important to our success in both mature and developing markets. In our Company-operated restaurants, we can develop and refine operating standards, marketing concepts and product and pricing strategies, so that we introduce Systemwide only those that we believe are most beneficial. In addition, we firmly believe that owning restaurants is paramount to being a credible franchisor.

Like other restaurant companies, we report results for Company-operated restaurants based on their sales, less costs directly incurred by that business including occupancy costs, and we report the results for franchised restaurants based on franchised revenues, less associated occupancy costs. For this reason and because we manage our business based on geographic segments and not on the basis of our ownership structure, we do not specifically allocate selling, general & administrative expenses and other operating (income) expenses to Company-operated or franchised restaurants. Other operating items that relate to the Company-operated restaurants generally include gains on sales of restaurant businesses and, to a lesser extent, write-offs of equipment and leasehold improvements.

We believe that the following supplemental information regarding our Company-operated restaurants in our most mature and significant markets will assist investors in understanding the performance of this business as if it were operated as franchised restaurants. While this analysis would shift certain revenues and costs between Company-operated and franchised margins, consolidated operating margins would not change. In our Company-operated margins, our occupancy expense (outside rent expense and depreciation for buildings & leasehold improvements) would be replaced by rents and service fees comparable to those paid by franchisees.

Since selling, general & administrative expenses are not specifically allocated to the Company-operated restaurant business, an estimate of costs to support this business was made by the U.S., Canada and our three major markets in Europe. We believe, on average, a range of $40,000 to $50,000 per restaurant is typical, but will vary depending on local circumstances and the structure of the market. These costs reflect the support services we believe are necessary to provide the best customer experience. Other selling, general & administrative costs to support the brand would be covered by a service fee charged to this business.

	U.S.			Europe			Canada		
DOLLARS IN MILLIONS	*2005*	*2004*	*2003*	*2005*	*2004*	*2003*	*2005*	*2004*	*2003*
Number of Company-operated restaurants at year end	**2,097**	2,002	2,034	**2,382**	2,358	2,307	**499**	474	472
Sales by Company-operated restaurants	**$4,098**	$3,828	$3,594	**$5,465**	$5,174	$4,498	**$765**	$730	$632
Company-operated margin	**$ 768**	$ 731	$ 635	**$ 817**	$ 807	$ 708	**$106**	$112	$ 92
Outside rent expense[1]	**$ 79**	$ 67	$ 66	**$ 225**	$ 207	$ 178	**$ 19**	$ 18	$ 16
Depreciation–buildings & leasehold improvements	**$ 68**	$ 60	$ 60	**$ 97**	$ 93	$ 83	**$ 8**	$ 7	$ 7
Average franchise rent & service fees as a percent of sales[2]	**13%**	13%	13%	**17%**	17%	17%	**13%**	14%	13%

[1] Represents rent on leased sites. The percentage of sites owned versus leased varies by country.

[2] Europe has many countries with varying economic profiles and a wide range of franchise rent & service fees as a percent of sales.

10 McDonald's Corporation

Selling, general & administrative expenses

Consolidated selling, general & administrative expenses increased 12% in 2005 and 8% in 2004 (11% and 5% in constant currencies). The share-based and related incremental compensation expense due to the adoption of SFAS No.123(R) accounted for a majority of the constant currency increase in 2005. The constant currency increase in 2004 reflected higher performance-based incentive compensation.

Selling, general & administrative expenses as a percent of revenues were 10.9% in 2005 compared with 10.4% in 2004 and 10.7% in 2003, and selling, general & administrative expenses as a percent of Systemwide sales were 4.1% in 2005 compared with 3.9% in 2004 and 4.0% in 2003. The share-based and related incremental compensation expense increased these ratios 0.9 percentage points and 0.3 percentage points, respectively, in 2005. Management believes that analyzing selling, general & administrative expenses as a percent of Systemwide sales, as well as revenues, is meaningful because these costs are incurred to support Systemwide restaurants.

Selling, general & administrative expenses

DOLLARS IN MILLIONS	Amount 2005[2]	2004	2003	Increase/ (decrease) 2005	2004	Increase/(decrease) excluding currency translation 2005	2004
U.S.	$ 697	$ 602	$ 567	16%	6%	16%	6%
Europe	556	485	424	15	14	15	4
APMEA	218	189	173	15	9	13	4
Latin America	138	107	102	29	5	21	5
Canada	75	64	54	17	20	9	11
Other	110	96	115	15	(16)	15	(16)
Corporate[1]	427	437	398	(2)	10	(2)	10
Total	$2,221	$1,980	$1,833	12%	8%	11%	5%

[1] Corporate expenses consist of home office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. Effective January 1, 2005, there was a reclassification of certain information technology expenses totaling approximately $22 million from the Corporate to the U.S. segment.

[2] Segments reflected the following share-based and related incremental compensation expense (in millions): U.S.–$52; Europe– $46; APMEA–$20; Latin America–$7; Canada–$7; Other–$3; Corporate–$47; Total–$182.

The table below details the pro forma share-based expense for 2004 and 2003 for comparability purposes.

DOLLARS IN MILLIONS	Pro forma share-based expense 2004[1]	2003[1]	Pro forma selling, general & administrative expense 2004[2]	2003[2]	Pro forma increase/(decrease) excluding currency translation 2005	2004
U.S.	$ 69	$ 105	$ 671	$ 672	4%	— %
Europe	49	71	534	495	4	(1)
APMEA	22	32	211	205	1	(2)
Latin America	9	12	116	114	12	2
Canada	8	15	72	69	(3)	(1)
Other	6	9	102	124	8	(18)
Corporate	78	110	515	508	(17)	1
Total	$ 241	$ 354	$ 2,221	$ 2,187	(1)%	(1)%

[1] For 2004, pro forma share-based expense as reported in the Company's year-end 2004 Form 10-K was $156 million after tax, of which $7 million of expense related to restricted stock units (RSUs) was included in net income. The remaining $149 million after tax ($241 million pretax) was disclosed in a note to the consolidated financial statements, as required, for pro forma purposes. For 2003, pro forma share-based expense as reported in the Company's year-end 2004 Form 10-K was $224 million after tax, of which $4 million of expense related to RSUs was included in net income. The remaining $220 million after tax ($354 million pretax) was disclosed in a note to the consolidated financial statements, as required, for pro forma purposes.

[2] Calculated by adding pro forma share-based expense to reported selling, general & administrative expenses.

Impairment and other charges (credits), net

On a pretax basis, the Company recorded impairment and other charges (credits), net of ($28) million in 2005, $290 million in 2004 and $408 million in 2003 associated with goodwill and asset impairment, as well as a lease accounting correction in 2004 and certain strategic actions in 2003. McDonald's management does not include these items when reviewing business performance trends because we do not believe these items are indicative of expected ongoing results.

Impairment and other charges (credits), net

IN MILLIONS, EXCEPT PER SHARE DATA	Pretax			After tax[2]			Per common share–diluted		
	2005	2004	2003	2005	2004	2003	2005	2004	2003
Restaurant closings/impairment[1]	$ 23	$130	$136	$ 21	$116	$140	$ .01	$.09	$.11
Restructuring	(51)		272	(33)		183	(.02)		.14
Lease accounting correction		160			105			.08	
Total	$(28)	$290	$408	$(12)	$221	$323	$(.01)	$.17	$.25

[1] Although restaurant closings occur each year, the restaurant closing charges in 2003, discussed below, were the result of a separate review by management in conjunction with other strategic actions.

[2] Certain items were not tax effected.

- *Restaurant closings/impairment*

In 2005 and 2004, the Company recorded $23 million and $130 million of pretax charges for impairment, respectively, primarily due to South Korea and its continued poor results.

In 2003, the Company recorded $136 million of net pretax charges consisting of: $148 million primarily related to impairment in Latin America; $30 million for about 50 restaurant closings associated with strategic actions in Latin America; and a $42 million favorable adjustment to the 2002 charge for restaurant closings, primarily due to about 85 fewer closings than originally anticipated.

- *Restructuring*

In 2005, the Company recorded $51 million of pretax income, primarily due to favorable adjustments related to the conversion of a market to a developmental licensee in APMEA and certain liabilities established in 2001 and 2002 due to lower than originally anticipated employee-related and lease termination costs.

In 2003, the Company recorded $272 million of pretax charges consisting of: $237 million related to the loss on the sale of Donatos Pizzeria, the closing of all Donatos and Boston Market restaurants outside the U.S. and the exit of a domestic joint venture with Fazoli's; and $35 million related to revitalization plan actions of McDonald's Japan.

- *Lease accounting correction*

During 2004, like other companies in the restaurant and retail industries, the Company reviewed its accounting practices and policies with respect to leasing transactions. Following this review and in consultation with its external auditors, the Company corrected an error in its prior practices to conform the lease term used in calculating straight-line rent expense with the term used to amortize improvements on leased property. The result of the correction primarily accelerated the recognition of rent expense under certain leases that include fixed-rent escalations by revising the computation of straight-line rent expense to include these escalations for certain option periods. As the correction related solely to accounting treatment, it did not affect McDonald's historical or future cash flows or the timing of payments under the related leases. Its effect on the Company's earning per share, cash from operations and shareholders' equity was immaterial. These adjustments primarily impacted the U.S., China, Boston Market and Chipotle. Other markets were less significantly impacted, as many of the leases outside of the U.S. do not contain fixed-rent escalations.

Impairment and other charges (credits) by segment

IN MILLIONS	U.S.	Europe	APMEA	Latin America	Canada	Other	Corporate	Consolidated
2005								
Restaurant closings/impairment		$ 4	$ 16	$ 3				$ 23
Restructuring			(25)				$ (26)	(51)
Total		$ 4	$ (9)	$ 3			$ (26)	$ (28)
2004								
Restaurant closings/impairment	$ 10	$ 25	$ 93	$ 2				$ 130
Lease accounting correction	70	1	46		$ 4	$ 39		160
Total	$ 80	$ 26	$ 139	$ 2	$ 4	$ 39		$ 290
2003								
Restaurant closings/impairment	$(11)	$ (20)	$ 20	$ 109	$ (1)	$ 29	$ 10	$ 136
Restructuring			35			237		272
Total	$(11)	$ (20)	$ 55	$ 109	$ (1)	$266	$ 10	$ 408

Other operating expense, net

Other operating (income) expense, net

IN MILLIONS	2005	2004	2003
Gains on sales of restaurant businesses	$ (45)	$ (45)	$ (55)
Equity in earnings of unconsolidated affiliates	(53)	(60)	(37)
Asset dispositions and other expense	208	256	215
Total	$110	$151	$123

- *Gains on sales of restaurant businesses*

Gains on sales of restaurant businesses include gains from sales of Company-operated restaurants as well as gains from exercises of purchase options by franchisees with business facilities lease arrangements (arrangements where the Company leases the businesses, including equipment, to franchisees who have options to purchase the businesses). The Company's purchases and sales of businesses with its franchisees and affiliates are aimed at achieving an optimal ownership mix in each market. Resulting gains or losses are recorded in operating income because the transactions are a recurring part of our business.

- *Equity in earnings of unconsolidated affiliates*

Equity in earnings of unconsolidated affiliates—businesses in which the Company actively participates but does not control—is reported after interest expense and income taxes, except for U.S. restaurant partnerships, which are reported before income taxes. Results in 2005 decreased primarily due to results at our Japanese affiliate, which included a one-time adjustment for restaurant employees' back pay. The increase in 2004 was primarily due to stronger performance in the U.S. and improved results from our Japanese affiliate.

- *Asset dispositions and other expense*

Asset dispositions and other expense consists of gains or losses on excess property and other asset dispositions, provisions for contingencies and uncollectible receivables and other miscellaneous expenses. Asset dispositions and other expense for 2005 reflected lower losses on asset dispositions and lower costs to acquire restaurants owned by litigating franchisees in Brazil. Asset dispositions and other expense in 2004 reflected higher losses on asset dispositions compared with 2003, certain costs incurred to acquire restaurants operated by litigating franchisees in Brazil and provisions for certain contingencies.

Operating income

Consolidated operating income in 2005 and 2004 included higher combined operating margin dollars partly offset by higher selling, general & administrative expenses when compared with the prior year.

Operating income

DOLLARS IN MILLIONS	Amount			Increase/(decrease)		Increase/(decrease) excluding currency translation	
	2005[1]	2004	2003	2005	2004	2005	2004
U.S.	$2,422	$2,182	$1,982	11%	10%	11%	10%
Europe	1,449	1,471	1,339	(1)	10	(2)	–
APMEA	345	200	226	72	(11)	70	(20)
Latin America	30	(20)	(171)	nm	89	nm	91
Canada	156	178	163	(13)	9	(19)	2
Other	25	(16)	(295)	nm	94	nm	94
Corporate	(405)	(454)	(412)	11	(10)	11	(10)
Total	$4,022	$3,541	$2,832	14%	25%	13%	19%

nm Not meaningful.

[1] *Segments reflected the following share-based and related incremental compensation expense (in millions): U.S.–$56; Europe–$48; APMEA–$21; Latin America–$8; Canada–$8; Other–$3; Corporate–$47; Total–$191 ($ 182 million in selling, general & administrative expense and $9 million in Company-operated margins).*

The table below details the pro forma share-based expense for 2004 and 2003 for comparability purposes.

DOLLARS IN MILLIONS	Pro forma share-based expense 2004[1]	2003[1]	Pro forma operating income 2004[2]	2003[2]	Pro forma increase/(decrease) excluding currency translation 2005	2004
U.S.	$ 69	$ 105	$ 2,113	$ 1,877	15%	13%
Europe	49	71	1,422	1,268	2	2
APMEA	22	32	178	194	92	(18)
Latin America	9	12	(29)	(183)	nm	87
Canada	8	15	170	148	(15)	7
Other	6	9	(22)	(304)	nm	93
Corporate	78	110	(532)	(522)	24	(2)
Total	$ 241	$ 354	$ 3,300	$ 2,478	22%	27%

[1] For 2004, pro forma share-based expense as reported in the Company's year-end 2004 Form 10-K was $156 million after tax, of which $7 million of expense related to RSUs was included in net income. The remaining $149 million after tax ($241 million pretax) was disclosed in a note to the consolidated financial statements, as required, for pro forma purposes. For 2003, pro forma share-based expense as reported in the Company's year-end 2004 Form 10-K was $224 million after tax, of which $4 million of expense related to RSUs was included in net income. The remaining $220 million after tax ($354 million pretax) was disclosed in a note to the consolidated financial statements, as required, for pro forma purposes.

[2] Calculated by subtracting pro forma share-based expense from reported operating income.

The following discussion on Operating income relates to pro forma increase/(decrease) excluding currency translation in the table above.

In 2005 and 2004, U.S. operating income included higher combined operating margin dollars compared to 2004 and 2003, respectively. Selling, general & administrative expense in 2005 was higher partly due to certain information technology expenses previously recorded in the Corporate segment. Other operating expense decreased in 2005 compared to 2004 and increased in 2004 compared to 2003 due to higher asset dispositions in 2004. In 2004, operating income included charges related to the lease accounting correction of $70 million as well as impairment charges of $10 million.

In Europe, results for 2005 reflected strong performance in France and Russia, improved performance in Germany and weak results in the U.K. In addition, results included a supply chain charge of $24 million, which negatively impacted the operating income growth rate by approximately 2 percentage points. In 2004, results benefited from strong performances in France and Russia as well as improved performance in Italy, offset by weak results in the U.K. and Germany. In addition, 2004 results included impairment charges of $25 million.

In APMEA, results for 2005 were positively impacted by strong performance in Australia partly offset by weak results in Japan, China and South Korea. In 2004, operating income also benefited from Australia's performance as well as improved performance in Hong Kong and China, partly offset by poor results in South Korea. Results for 2004 also included charges related to the lease accounting correction of $46 million as well as impairment charges of $93 million.

In Latin America, results for 2005 improved due to continued strong sales performance in most markets as well as lower costs to acquire restaurants owned by litigating franchisees in Brazil when compared to 2004. In 2004, Latin America's operating loss decreased as compared with 2003, due to impairment charges in 2003 as well as significantly lower provisions for uncollectible receivables and improved performance in Venezuela and Argentina. In addition, operating income in 2004 included certain costs incurred to acquire restaurants owned by litigating franchisees in Brazil.

In the Corporate segment, results for 2005 benefited from lower share-based compensation, certain information technology expenses that are now reflected in the U.S. segment, lower incentive-based compensation and a favorable adjustment to certain liabilities established in 2001 and 2002 due to lower than originally anticipated employee-related and lease termination costs.

Interest expense

Interest expense for 2005 reflected higher average interest rates and lower average debt levels. HIA debt borrowed late in the fourth quarter had a minimal impact on the average debt levels for 2005. Interest expense decreased in 2004 due to lower average debt levels and interest rates, partly offset by stronger foreign currencies.

Nonoperating (income) expense, net

Nonoperating (income) expense, net

IN MILLIONS	2005	2004	2003
Interest income	$(73)	$(28)	$(13)
Translation loss	7	28	23
Gain on sale of U.S. real estate partnership		(49)	
Other expense	30	29	88
Total	$(36)	$(20)	$ 98

Interest income consists primarily of interest earned on short-term cash investments. Translation losses primarily relate to gains or losses on certain hedges that reduce the exposure to variability on certain intercompany foreign cash flow streams. Other expense primarily consists of gains or losses on early extinguishment of debt, amortization of deferred debt issuance costs and minority interest expense.

Provision for income taxes

In 2005, 2004 and 2003, the reported effective income tax rates were 29.7%, 28.9% and 35.7%, respectively. In 2005, the effective tax rate included a benefit of $179 million due to a favorable audit settlement of the Company's 2000-2002 U.S. tax returns, partly offset by additional expense of approximately $106 million related to the Company's decision to take advantage of the one-time opportunity provided under HIA to repatriate certain foreign earnings. The net of both items benefited the 2005 effective tax rate by about 2 percentage points. The effective income tax rate for the full year 2004 benefited from an international transaction and the utilization of certain previously unrealized capital loss carryforwards. In 2003, the effective income tax rate included a benefit of $102 million due to a favorable audit settlement of the Company's 1997–1999 U.S. tax returns, as well as certain asset impairment and other charges that were not tax affected.

Consolidated net deferred tax liabilities included tax assets, net of valuation allowance, of $1,111 million in 2005 and $1,319 million in 2004. Substantially all of the net tax assets arose in the U.S. and other profitable markets.

Accounting changes

• *SFAS Statement No.123(R)*

Effective January 1, 2005, the Company adopted the fair value recognition provisions of SFAS No.123(R) using the modified-prospective transition method. Under this transition method, compensation cost in 2005 includes the portion vesting in the period for (1) all share-based payments granted prior to, but not vested as of January 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of the Statement of Financial Accounting Standards No.123, *Accounting for Stock-Based Compensation,* and (2) all share-based payments granted subsequent to January 1, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS No.123(R). Results for prior periods have not been restated. Refer to the Summary of significant accounting policies note to the consolidated financial statements for further discussion of this item.

In 2005, in connection with its adoption of SFAS No.123(R), the Company adjusted the mix of employee long-term incentive compensation by reducing stock options awarded and increasing cash-based incentives and other equity based awards. For the year ended 2005, results included pretax expense of $191 million (or $0.10 per share after tax) of which $154 million related to share-based compensation and $37 million related to the compensation shift.

• *Cumulative effect of accounting change*

Effective January 1, 2003, the Company adopted the Statement of Financial Accounting Standards No.143, *Accounting for Asset Retirement Obligations,* which requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time the obligations are incurred. The ongoing annual impact of this statement is not material to the Company.

CASH FLOWS

The Company generates significant cash from operations and has substantial credit capacity to fund operating and discretionary spending such as capital expenditures, debt repayments, dividends and share repurchase.

Cash from operations totaled $4.3 billion and exceeded capital expenditures by $2.7 billion in 2005, while cash from operations totaled $3.9 billion and exceeded capital expenditures by $2.5 billion in 2004. Cash provided by operations increased $433 million in 2005 and $635 million in 2004 due to strong operating results, primarily in the U.S., and changes in working capital. The changes in working capital in 2005 benefited from lower income tax payments compared with the prior year. The Company expects to have higher income tax payments in 2006.

Cash used for investing activities totaled $1.8 billion in 2005, an increase of $435 million primarily due to higher capital expenditures and increased purchases of restaurant businesses. Cash used for investing activities totaled $1.4 billion in 2004, flat compared with 2003, due to higher capital expenditures and lower sales of property, offset by lower purchases of restaurant businesses.

Cash from financing activities totaled $362 million in 2005, an increase of $2.0 billion primarily due to $2.9 billion of local borrowings related to HIA and higher proceeds from employee stock option exercises. The increase was partly offset by higher share repurchases, higher debt repayments and an increase in the common stock dividend. In 2004, cash used for financing activities totaled $1.6 billion, a decrease of $103 million primarily due to higher proceeds from employee stock option exercises and lower debt repayments, partly offset by higher share repurchases and an increase in the common stock dividend.

As a result of the above activity, the Company's cash and equivalents balance increased $2.9 billion in 2005 to $4.3 billion, compared to an increase of $887 million in 2004. The Company plans to return to pre-HIA cash levels over the next couple of years as we use this cash to fund capital expenditures under our remodeling initiatives, new restaurant openings and salaries in the U.S.

In addition to cash and equivalents and cash provided by operations, the Company can meet short-term funding needs through commercial paper borrowings and line of credit agreements.

Restaurant development and capital expenditures

In 2005, the Company opened 558 traditional McDonald's restaurants and 120 satellite restaurants (small, limited-menu restaurants for which the land and building are generally leased), and closed 145 traditional restaurants and 263 satellite restaurants. In 2004, the Company opened 430 traditional McDonald's restaurants and 198 satellite restaurants, and closed 185 traditional restaurants and 134 satellite restaurants. About 85% and 70% of McDonald's net restaurant additions occurred in the major markets in 2005 and 2004, respectively.

Systemwide restaurants at year end[1]

	2005	*2004*	*2003*
U.S.	**13,727**	13,673	13,609
Europe	**6,352**	6,287	6,186
APMEA	**7,692**	7,567	7,475
Latin America	**1,617**	1,607	1,578
Canada	**1,378**	1,362	1,339
Other	**1,120**	1,065	942
Total	**31,886**	31,561	31,129

[1]   *Includes satellite units at December 31, 2005, 2004 and 2003 as follows: U.S.–1,268, 1,341, 1,307; Europe–190, 181, 150; APMEA (primarily Japan)–1,730, 1,819, 1,841; Latin America–8, 13, 20; and Canada–395, 378, 350.*

In 2006, the Company expects to open about 700 traditional McDonald's restaurants and 100 satellite restaurants and close about 225 traditional restaurants and 125 satellite restaurants.

Approximately 65% of Company-operated restaurants and more than 85% of franchised and affiliated restaurants were located in the major markets at the end of 2005. Franchisees and affiliates operated 73% of McDonald's restaurants at year-end 2005. Non-McDonald's brand restaurants are primarily Company-operated.

Capital expenditures increased $188 million or 13% in 2005 and $112 million or 9% in 2004. The increase in capital expenditures in 2005 was primarily due to increased investment in existing restaurants, primarily in the U.S. The increase in capital expenditures in 2004 was also due to increased investment in existing restaurants, primarily in the U.S. and Europe, partly offset by lower expenditures on restaurant openings. Capital expenditures in both years reflects the Company's focus on growing sales at existing restaurants, including reinvestment initiatives such as reimaging in several markets around the world.

Capital expenditures invested in major markets, excluding Japan, represented about 70% of the total in 2005, 2004 and 2003. Japan is accounted for under the equity method, and accordingly its capital expenditures are not included in consolidated amounts.

Capital expenditures

IN MILLIONS	**2005**	*2004*	*2003*
New restaurants	**$ 511**	$ 500	$ 617
Existing restaurants	**950**	774	564
Other properties[1]	**146**	145	126
Total	**$ 1,607**	$ 1,419	$ 1,307
Total assets	**$29,989**	$27,838	$25,838

[1]   *Primarily corporate-related equipment and furnishings for office buildings.*

New restaurant investments in both 2005 and 2004 were concentrated in markets with acceptable returns and/or opportunities for long-term growth. Average development costs vary widely by market depending on the types of restaurants built and the real estate and construction costs within each market. These costs, which include land, buildings and equipment, are managed through the use of optimally sized restaurants, construction and design efficiencies and leveraging best practices. In addition, foreign currency fluctuations affect average development costs. Although the Company is not responsible for all costs on every restaurant opened, in 2005 total development costs (consisting of land, buildings and equipment) for new traditional McDonald's restaurants averaged approximately $1.9 million in the U.S. and approximately $1.7 million in the 9 markets where development was concentrated outside the U.S. For 2006, the U.S., China and eight other consolidated markets are expected to account for about 75% of restaurant openings.

The Company and its affiliates owned 37% of the land and 59% of the buildings for its restaurants at year-end 2005 and 2004.

Share repurchases and dividends

For the past three years, the Company has returned a significant amount of cash to shareholders through shares repurchased and dividends. In 2006 and 2007 combined, the Company expects to return between $5 billion and $6 billion to shareholders through a combination of shares repurchased and dividends. The Company expects to complete share repurchases of about $1 billion in the first quarter of 2006.

Shares repurchased and dividends

IN MILLIONS, EXCEPT PER SHARE DATA	**2005**	*2004*	*2003*
Number of shares repurchased	**39.5**	22.2	18.9
Dividends declared per share	**$ .67**	$ .55	$ .40
Dollar amount of shares repurchased	**$1,228**	$ 605	$ 439
Dividends	**$ 842**	$ 695	$ 504
Total cash returned to shareholders	**$2,070**	$1,300	$ 943

The Company repurchases shares of its common stock under a $5.0 billion share repurchase program authorized in 2001. Through 2005, 100.7 million shares have been repurchased for $2.8 billion under this program.

The Company has paid dividends on its common stock for 30 consecutive years and has increased the dividend amount every year. In 2005, the Company declared a 22% per share increase in the annual dividend to $0.67 per share or $842 million, reflecting the Company's confidence in the ongoing strength and reliability of its cash flow. This represents a 185% increase from the 2002 dividend. As in the past, future dividends will be considered after reviewing dividend yields, profitability expectations and financing needs and will be declared at the discretion of the Board of Directors. Cash dividends are declared and paid on an annual basis.

16 McDonald's Corporation

FINANCIAL POSITION AND CAPITAL RESOURCES

Total assets and returns

Total assets grew by $2.2 billion or 8% in 2005 and $2.0 billion or 8% in 2004. Total assets in 2005 included $2.9 billion of cash borrowed under HIA, partly offset by changes in foreign currency exchange rates, which decreased total assets by approximately $1.3 billion in 2005. Changes in foreign currency exchange rates increased total assets by $1.0 billion in 2004. Nearly 65% of consolidated assets were located in the major markets at year-end 2005. Net property and equipment decreased $795 million in 2005 and represented 66% of total assets at year end.

Operating income, which excludes interest income, is used to compute return on average assets, while income before the cumulative effect of accounting changes is used to calculate return on average common equity. Month-end balances are used to compute both average assets and average common equity.

Returns on assets and equity

	2005	2004	2003
Return on average assets[1]	**14.4%**	13.4%	11.4%
Return on average common equity	**17.8**	17.8	13.3

[1]   *Return on average assets was negatively impacted by significantly higher cash and equivalents balances due in part to the Company's planning related to HIA and subsequent repatriation of earnings in 2005. Cash and equivalents reduced return on average assets by 1.2 percentage points, 0.6 percentage points and 0.1 percentage points in 2005, 2004 and 2003, respectively.*

Impairment and other charges reduced return on average assets by 0.9 percentage points in 2004 and 1.4 percentage points in 2003. In addition, these charges reduced return on average common equity by 1.3 percentage points in 2004 and 2.8 percentage points in 2003. In 2005 and 2004, return on average assets and return on average common equity both benefited from strong operating results in the U.S. In addition, returns in 2004 benefited from improved results in Europe. In 2005, return on average common equity reflected the same percentage increase in both net income and average shareholders' equity (driven by the significant increase in shareholders' equity at the end of 2004 compared with 2003). During 2006, the Company will continue to concentrate McDonald's restaurant openings and new capital invested in markets with acceptable returns or opportunities for long-term growth, such as China. In addition, the Company expects to return between $5 billion and $6 billion to shareholders through a combination of shares repurchased and dividends in 2006 and 2007 combined.

Financing and market risk

The Company generally borrows on a long-term basis and is exposed to the impact of interest rate changes and foreign currency fluctuations. Debt obligations at December 31, 2005 totaled $10.1 billion, compared with $9.2 billion at December 31, 2004. The net increase in 2005 was due to net issuances related to HIA ($2.9 billion), partly offset by net payments ($1.2 billion), the impact of changes in exchange rates on foreign currency denominated debt ($580 million) and the Statement of Financial Accounting Standards No.133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS No.133) noncash fair value adjustments ($112 million).

Debt highlights[1]

	2005	2004	2003
Fixed-rate debt as a percent of total debt[2,3,4]	**46%**	59%	62%
Weighted-average annual interest rate of total debt	**4.1**	3.9	4.1
Foreign currency-denominated debt as a percent of total debt[2,3,5]	**80**	72	71
Total debt as a percent of total capitalization (total debt and total shareholders' equity)[2]	**40**	39	44
Cash provided by operations as a percent of total debt[2]	**44**	44	35

[1]   *All percentages are as of December 31, except for the weighted-average annual interest rate, which is for the year.*

[2]   *Based on debt obligations before the effect of SFAS No.133 fair value adjustments. This effect is excluded, as these adjustments ultimately have no impact on the obligation at maturity. See Debt financing note to the consolidated financial statements.*

[3]   *Includes the effect of interest rate and foreign currency exchange agreements.*

[4]   *HIA-related borrowings caused an 18 percentage point decrease in fixed-rate debt in 2005.*

[5]   *HIA-related borrowings caused an 8 percentage point increase in foreign currency-denominated debt in 2005.*

Moody's, Standard & Poor's and Fitch currently rate the Company's commercial paper P-1, A-1 and F1, respectively; and its long-term debt A2, A and A, respectively. Historically, the Company has not experienced difficulty in obtaining financing or refinancing existing debt. The Company's key metrics for monitoring its credit structure are shown in the preceding table. While the Company targets these metrics for ease of focus, it also looks at similar credit ratios that incorporate capitalized operating leases to estimate total adjusted debt. Total adjusted debt is a term that is commonly used by the rating agencies referred to above, which includes debt outstanding on the Company's balance sheet plus an adjustment to capitalize operating leases. Based on their most recent calculations, these agencies add between $7 billion and $10 billion of debt for lease capitalization purposes. The Company believes the rating agency methodology for capitalizing leases requires certain adjustments. These adjustments include: excluding percent rents in excess of minimum rents; excluding certain Company-operated restaurant lease agreements outside the U.S. that are cancelable with minimal penalties (representing approximately 25% of Company-operated restaurant leases outside the U.S., based on the Company's estimate); capitalizing non-restaurant leases using a multiple of three times rent expense; and reducing total rent expense by a percentage of the annual minimum rent payments due to the Company from franchisees operating on leased sites. Based on this calculation, for credit analysis purposes approximately $4 billion to $5 billion of future operating lease payments would be capitalized.

Certain of the Company's debt obligations contain cross-acceleration provisions and restrictions on Company and subsidiary mortgages and the long-term debt of certain subsidiaries. There are no provisions in the Company's debt obligations that would accelerate repayment of debt as a result of a change in credit ratings or a material adverse change in the Company's business. The Company has $1.3 billion available under a committed line of credit agreement (see Debt financing note to the consolidated financial statements) as well as approximately $1.4 billion under a U.S. shelf registration and $416 million under a Euro Medium-Term Notes program for future debt issuance.

The Company uses major capital markets, bank financings and derivatives to meet its financing requirements and reduce interest expense. The Company manages its debt portfolio in response to changes in interest rates and foreign currency rates by periodically retiring, redeeming and repurchasing debt, terminating exchange agreements and using derivatives. The Company does not use derivatives with a level of complexity or with a risk higher than the exposures to be hedged and does not hold or issue derivatives for trading purposes. All exchange agreements are over-the-counter instruments.

In managing the impact of interest rate changes and foreign currency fluctuations, the Company uses interest rate exchange agreements and finances in the currencies in which assets are denominated. All derivatives were recorded at fair value in the Company's consolidated balance sheet at December 31, 2005 and 2004 primarily in miscellaneous other assets ($83 million and $102 million, respectively) and other long-term liabilities ($103 million and $218 million, respectively). See Summary of significant accounting policies note to the consolidated financial statements related to financial instruments for additional information regarding their use and the impact of SFAS No.133 regarding derivatives.

The Company uses foreign currency debt and derivatives to hedge the foreign currency risk associated with certain royalties, intercompany financings and long-term investments in foreign subsidiaries and affiliates. In 2005, the Company used foreign currency debt to hedge the foreign currency risk associated with foreign currency denominated cash and equivalents related to HIA. This reduces the impact of fluctuating foreign currencies on cash flows and shareholders' equity. Total foreign currency-denominated debt, including the effects of foreign currency exchange agreements, was $8.1 billion and $6.6 billion for the years ended 2005 and 2004, respectively. In addition, where practical, the Company's restaurants purchase goods and services in local currencies resulting in natural hedges.

The Company does not have significant exposure to any individual counterparty and has master agreements that contain netting arrangements. Certain of these agreements also require each party to post collateral if credit ratings fall below, or aggregate exposures exceed, certain contractual limits. At December 31, 2005 and 2004, the Company was required to post collateral of $24 million and $46 million, respectively.

The Company's net asset exposure is diversified among a broad basket of currencies. The Company's largest net asset exposures (defined as foreign currency assets less foreign currency liabilities) at year end were as follows:

Foreign currency net asset exposures

IN MILLIONS OF U.S. DOLLARS	2005	2004
Euro	**$2,073**	$2,453
Canadian Dollars	**1,070**	964
British Pounds Sterling	**822**	1,086
Australian Dollars	**682**	880
Brazilian Reais	**395**	372

The Company prepared sensitivity analyses of its financial instruments to determine the impact of hypothetical changes in interest rates and foreign currency exchange rates on the Company's results of operations, cash flows and the fair value of its financial instruments. The interest rate analysis assumed a one percentage point adverse change in interest rates on all financial instruments but did not consider the effects of the reduced level of economic activity that could exist in such an environment. The foreign currency rate analysis assumed that each foreign currency rate would change by 10% in the same direction relative to the U.S. Dollar on all financial instruments; however, the analysis did not include the potential impact on sales levels, local currency prices or the effect of fluctuating currencies on the Company's anticipated foreign currency royalties and other payments received in the U.S. Based on the results of these analyses of the Company's financial instruments, neither a one percentage point adverse change in interest rates from 2005 levels nor a 10% adverse change in foreign currency rates from 2005 levels would materially affect the Company's results of operations, cash flows or the fair value of its financial instruments.

Contractual obligations and commitments

The Company has long-term contractual obligations primarily in the form of lease obligations (related to both Company-operated and franchised restaurants) and debt obligations. In addition, the Company has long-term revenue and cash flow streams that relate to its franchise arrangements. Cash provided by operations (including cash provided by these franchise arrangements) along with the Company's borrowing capacity and other sources of cash will be used to satisfy the obligations. The following table summarizes the Company's contractual obligations and their aggregate maturities as well as future minimum rent payments due to the Company under existing franchise arrangements as of December 31, 2005. (See discussions of Cash flows and Financial position and capital resources as well as the Notes to the consolidated financial statements for further details.)

IN MILLIONS	Contractual cash outflows		Contractual cash inflows
	Operating leases	Debt obligations[1]	Minimum rent under franchise arrangements
2006	$ 1,072	$ 1,203	$ 1,805
2007	1,010	887	1,753
2008	939	3,089	1,698
2009	865	359	1,633
2010	795	1,571	1,562
Thereafter	6,653	2,840	11,736
Total	$11,334	$ 9,949	$ 20,187

[1] *The maturities reflect reclassifications of short-term obligations to long-term obligations of $1.1 billion, as they are supported by a long-term line of credit agreement expiring in 2010. Debt obligations do not include $191 million of SFAS No.133 noncash fair value adjustments. This effect is excluded as these adjustments ultimately have no impact on the obligation at maturity.*

The Company maintains certain supplemental benefit plans that allow participants to (i) make tax-deferred contributions and (ii) receive Company-provided allocations that cannot be made under the qualified benefit plans because of Internal Revenue Service limitations. The investment alternatives and returns are based on certain market-rate investment alternatives under the Company's qualified Profit Sharing and Savings Plan. Total liabilities for the supplemental plans were $366 million at December 31, 2005 and $350 million at December 31, 2004 and were included in other long-term liabilities in the consolidated balance sheet.

In addition to long-term obligations, the Company had guaranteed certain affiliate and other loans totaling $46 million at December 31, 2005.

OTHER MATTERS

Critical accounting policies and estimates

Management's discussion and analysis of financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses as well as related disclosures. On an ongoing basis, the Company evaluates its estimates and judgements based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under various assumptions or conditions.

The Company reviews its financial reporting and disclosure practices and accounting policies quarterly to ensure that they provide accurate and transparent information relative to the current economic and business environment. The Company believes that of its significant accounting policies, the following involve a higher degree of judgement and/or complexity.

- *Property and equipment*

Property and equipment are depreciated or amortized on a straight-line basis over their useful lives based on management's estimates of the period over which the assets will generate revenue (not to exceed lease term plus options for leased property). The useful lives are estimated based on historical experience with similar assets, taking into account anticipated technological or other changes. The Company periodically reviews these lives relative to physical factors, economic factors and industry trends. If there are changes in the planned use of property and equipment or if technological changes occur more rapidly than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense or write-offs in future periods.

- *Share-based compensation*

The Company has share-based compensation plans which authorize the granting of various equity-based incentives including stock options, restricted stock and RSUs to employees and nonemployee directors. The expense for these equity-based incentives is based on their fair value at date of grant and amortized over their vesting period.

The fair value of each stock option granted is estimated on the date of grant using a closed-form pricing model. The pricing model requires assumptions such as the expected life of the stock option and expected volatility of the Company's stock over the expected life, which significantly impact the assumed fair value. The Company uses historical data to determine these assumptions and if these assumptions change significantly for future grants, share-based compensation expense will fluctuate in future years. The fair value of each RSU granted is equal to the market price of the Company's stock at date of grant less the present value of expected dividends over the vesting period.

- *Long-lived assets impairment review*

Long-lived assets (including goodwill) are reviewed for impairment annually in the fourth quarter and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In assessing the recoverability of the Company's long-lived assets, the Company considers changes in economic conditions and makes assumptions regarding estimated future cash flows and other factors. The biggest assumption impacting estimated future cash flows is the estimated change in comparable sales. Estimates of future cash flows are highly subjective judgements based on the Company's experience and knowledge of its operations. These estimates can be significantly impacted by many factors including changes in global and local business and economic conditions, operating costs, inflation, competition, and consumer and demographic trends. If the Company's estimates or underlying assumptions change in the future, the Company may be required to record impairment charges.

Losses on assets held for sale are recognized when management has approved and committed to a plan to sell the assets, the assets are available for sale and probable of occurring within 12 months and the net sales proceeds from the assets are expected to be less than its net book value.

- *Litigation accruals*

From time to time, the Company is subject to proceedings, lawsuits and other claims related to competitors, customers, employees, franchisees, government agencies, intellectual property, shareholders and suppliers. The Company is required to assess the likelihood of any adverse judgements or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of accrual required, if any, for these contingencies is made after careful analysis of each matter. The required accrual may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters. The Company does not believe that any such matter will have a material adverse effect on its financial condition or results of operations.

- *Income taxes*

The Company records a valuation allowance to reduce its deferred tax assets if it is more likely than not that some portion or all of the deferred assets will not be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax strategies in assessing the need for the valuation allowance, if these estimates and assumptions change in the future, the Company may be required to adjust its valuation allowance. This could result in a charge to, or an increase in, income in the period such determination is made.

In addition, the Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. The Company records accruals for the estimated outcomes of these audits, and the accruals may change in the future due to new developments in each matter. During 2005, the Company recorded a $179 million benefit due to favorable audit settlement of the Company's 2000–2002 U.S. tax returns. During 2003, the Company recorded a $102 million benefit due to favorable audit settlement of the Company's 1997-1999 tax returns. The Company's 2003-2004 U.S. tax returns are under audit. The audit is expected to be completed in late 2006 or early 2007 and no estimate can be made of the benefit or charge, if any, resulting from the completion of the audit.

Deferred U.S. income taxes have not been recorded for basis differences totaling $3.9 billion related to investments in certain foreign subsidiaries and corporate joint ventures. The basis differences consist primarily of undistributed earnings that are considered permanently invested in the businesses. If management's intentions change in the future, deferred taxes may need to be provided.

Effects of changing prices–inflation

The Company has demonstrated an ability to manage inflationary cost increases effectively. This is because of rapid inventory turnover, the ability to adjust menu prices, cost controls and substantial property holdings, many of which are at fixed costs and partly financed by debt made less expensive by inflation.

Reconciliation of returns on incremental invested capital

Return on incremental invested capital (ROIIC) is a measure reviewed by management to determine the effectiveness of capital deployed. ROIIC is calculated as a percentage and is calculated on a one-year basis and a three-year basis. The numerator is the Company's constant foreign exchange rate (excludes the impact of foreign currency translation) incremental operating income plus depreciation and amortization, based on a comparison of the current and base periods. The denominator is the constant foreign exchange rate weighted average adjusted cash used for investing activities during the applicable one- or three-year period. Adjusted cash used for investing activities is defined as cash used for investing activities less net cash (collections) and issuances of notes receivable, which do not generate operating income. Constant foreign exchange rate weighted average adjusted cash used for investing activities is based on a weighting applied on a quarterly basis detailed in the tables below. These weightings reflect the relative contribution of each quarter's investing activities to constant foreign exchange rate incremental operating income. Once the weightings are applied to the adjusted cash used for investing activities in each quarter, the results are aggregated to arrive at the weighted average adjusted cash used for investing activities. Management believes that weighting cash used for investing activities provides a more accurate reflection of the relationship between its investments and returns than a simple average.

The reconciliations to the most comparable measurements, in accordance with accounting principles generally accepted in the U.S., for the numerator and denominator of the one-year and three-year ROIIC are as follows:

One-year ROIIC calculation

	Years ended December 31,		Incremental change
	2005	*2004*	
NUMERATOR:			
Pro forma operating income[1]	**$4,021.6**	$3,299.3	$ 722.3
Depreciation and amortization	**1,249.5**	1,201.0	48.5
Currency translation[2]			(26.6)
Constant foreign exchange rate incremental operating income plus depreciation and amortization			**$ 744.2**
DENOMINATOR:			
Weighted average adjusted cash used for investing activities[3]			$ 1,625.4
Currency translation[2]			(6.0)
Constant foreign exchange rate weighted average adjusted cash used for investing activities			**$ 1,619.4**
One-year ROIIC[4]			**46.0%**

[1] *Reflects adjustments for comparability purposes with respect to share-based expense as described in discussion of Operating income.*

[2] *Represents the effect of foreign currency translation by translating results at an average exchange rate for the periods measured.*

[3] *Represents one-year weighted average adjusted cash used for investing activities, determined by applying the weightings below to the adjusted cash used for investing activities for each quarter in the two-year period ended December 31, 2005.*

	Years ended December 31,	
	2004	*2005*
Cash used for investing activities	$ 1,383.1	**$ 1,817.8**
Less: Net cash (collection)/issuances of notes receivables	(11.2)	**(0.1)**
Adjusted cash used for investing activities	$ 1,394.3	**$ 1,817.9**

AS A PERCENT

Quarters ended:		
March 31	*12.5 %*	**87.5 %**
June 30	*37.5*	**62.5**
September 30	*62.5*	**37.5**
December 31	*87.5*	**12.5**

[4] *The decrease in Impairment and other charges (credits) between 2005 and 2004 benefited the one-year ROIIC by 20 percentage points.*

Three-year ROIIC calculation

	Years ended December 31,		Incremental change
	2005	*2002*	
NUMERATOR:			
Pro forma operating income[5]	**$4,021.6**	$1,706.9	$ 2,314.7
Depreciation and amortization	**1,249.5**	1,050.8	198.7
Currency translation[6]			(700.6)
Constant foreign exchange rate incremental operating income plus depreciation and amortization			**$ 1,812.8**
DENOMINATOR:			
Weighted average adjusted cash used for investing activities[7]			$ 4,918.2
Currency translation[6]			32.5
Constant foreign exchange rate weighted average adjusted cash used for investing activities			**$ 4,950.7**
Three-year ROIIC[8]			**36.6%**

[5] *Share-based expense as reported in the Company's year-end 2002 Form 10-K was $251.7 million after tax ($406.0 million pretax). For comparability purposes to 2005 results subsequent to adopting SFAS No.123(R), the 2002 reported operating income of $2,112.9 was adjusted for this pro forma expense.*

Represents the effect of foreign currency translation by translating results at an average exchange rate for the periods

(6) *measured.*

(7) *Represents three-year weighted average adjusted cash used for investing activities, determined by applying the weightings below to the adjusted cash used for investing activities for each quarter in the four-year period ended December 31, 2005.*

	Years ended December 31,			
	2002	*2003*	*2004*	***2005***
Cash used for investing activities	*$ 2,466.6*	*$ 1,369.6*	*$ 1,383.1*	***$ 1,817.8***
Less: Net cash (collection)/issuances of notes receivables	*(1.4)*	*(2.1)*	*(11.2)*	***(0.1)***
Adjusted cash used for investing activities	*$ 2,468.0*	*$ 1,371.7*	*$ 1,394.3*	***$ 1,817.9***

AS A PERCENT

Quarters ended:				
March 31	*12.5 %*	*100.0 %*	*100.0 %*	***87.5 %***
June 30	*37.5*	*100.0*	*100.0*	***62.5***
September 30	*62.5*	*100.0*	*100.0*	***37.5***
December 31	*87.5*	*100.0*	*100.0*	***12.5***

(8) *The decrease in Impairment and other charges (credits) between 2005 and 2002 benefited the three-year ROIIC by 18 percentage points.*

Risk factors and cautionary statement about forward-looking information

This report includes forward-looking statements about our plans and future performance, including those under Outlook for 2006. These statements use such words as “may,” “will,” “expect,” “believe” and “plan.” They reflect our expectations about the future and speak only as of the date of this report. We do not undertake to update or revise them. Our expectations (or the underlying assumptions) may change or not be realized, and you should not place undue reliance on forward-looking statements.

Our business and execution of our strategic plan, the Plan to Win, are subject to risks. By far the most important of these is our ability to remain relevant to our customers and a brand they trust. Meeting customer expectations is complicated by the risks inherent in our operating environment. The informal eating out segment of the restaurant industry, although largely mature in our major

markets, is also highly fragmented and competitive. We have the added challenge of the cultural, economic and regulatory differences that exist among the more than 100 countries where we operate. We also face risk in adapting our business model in particular markets. The decision to own restaurants or to operate under conventional franchise, license or joint venture agreements is driven by many factors whose interrelationship is complex and changing. Our plan, as described below, to reduce our ownership of restaurants may be difficult to achieve for many reasons, and the change in ownership mix may not affect our results as we now expect. Regulatory and similar initiatives around the world have also become more wide-ranging and prescriptive and affect how we operate, as well as our results. In particular, the increasing focus on nutrition presents challenges for our menu development and marketing plans and may adversely affect our sales and costs of doing business.

These risks can have an impact both in the near- and long-term and are reflected in the following considerations and factors that we believe are most likely to affect our performance.

Our ability to remain a relevant and trusted brand and to increase sales depends largely on how well we have designed and execute against the Plan to Win.

We developed the Plan to Win to address the key drivers of our business and results—people, products, place, price and promotion. The quality of our execution depends mainly on the following:

- Our ability to anticipate and respond to trends or other factors that affect the informal eating out market and our competitive position in the various markets we serve, such as spending patterns, demographic changes, consumer food preferences, publicity about our products or operations that can drive consumer perceptions, as well as our success in planning and executing initiatives to address these trends and factors or other competitive pressures;

- The success of our initiatives to support menu choice, physical activity and nutritional awareness and to address these and other matters of social responsibility in a way that communicates our values effectively and inspires the trust and confidence of our customers;

- Our ability to respond effectively to adverse consumer perceptions about the quick-service segment of the informal eating out market, our products or the reliability of our supply chain and the safety of the commodities we use, particularly beef and chicken;

- The success of our plans for 2006 and beyond to improve existing products and to roll-out new products and product line extensions, as well as the impact of our competitors' actions in response to our product improvements and introductions and our ability to continue robust product development and manage the complexity of our restaurant operations;

- Our ability to achieve an overall product mix that differentiates the McDonald's experience and balances consumer value with margin expansion, including in markets where cost or pricing pressures may be significant;

- The impact of pricing, marketing and promotional plans on product sales and margins and on our ability to target these efforts effectively to maintain or expand market share;

- The impact of events such as public boycotts, labor strikes, price increases or other actions involving our vendors or distribution centers, natural disasters or other calamities that can adversely affect our supply chain and margins as well as the ability of our vendors or distribution centers to perform;

- Our ability to drive improvements in our restaurants, recruit qualified restaurant personnel and motivate employees to achieve sustained high service levels so as to improve consumer perceptions of our ability to meet their expectations for quality food served in clean and friendly environments;

- Whether our restaurant remodeling and rebuilding efforts will foster sustained increases in comparable sales for the affected restaurants and yield our desired return on our capital investment; and

- Our ability to leverage promotional or operating successes in individual markets into other markets in a timely and cost-effective way.

Our results and financial condition are affected by our ownership mix and whether we can achieve a mix that optimizes margins and returns, while meeting our business needs and customer expectations.

Our plans call for a reduction in Company-operated restaurants in the U.K. by re-franchising them to third parties, as well as the pursuit of a developmental license model in between 15 to 20 additional markets and organizational changes to improve the performance of Company-operated restaurants in other markets, notably Canada. Whether and when we can achieve these plans, as well as their success, is uncertain and depends mainly on the following:

- Our ability to identify prospective franchisees and licensees with the experience and financial resources to be effective operators of McDonald's restaurants;

- Whether there are regulatory or other constraints that restrict or prevent our ability to implement our plans or increase our costs;

- How quickly we re-franchise or enter into developmental licenses, which we expect will vary by market and could also vary significantly from period to period;

- Whether the three-year period during which we plan to make these changes will be sufficient to achieve them; and

- Changes in the operating or legal environment and other circumstances that cause us to delay or revise our plans to alter our ownership mix.

Our results and financial condition are affected by global and local market conditions, which can adversely affect our sales, margins and net income.

Our results of operations are substantially affected not only by global economic conditions, but also by local operating and economic conditions, which can vary substantially by market. Unfavorable conditions can depress sales in a given market and may prompt promotional or other actions that adversely affect our margins, constrain our operating flexibility or result in charges, restaurant closings or sales of Company-operated restaurants. Whether we can manage this risk effectively depends mainly on the following:

- Our ability to manage fluctuations in commodity prices, interest and foreign exchange rates and the effects of local governmental initiatives to manage national economic conditions such as consumer spending and inflation rates;

- The impact of labor costs on our margins, given our labor-intensive business model and the long-term trend toward higher wages in both mature and developing markets;

- The effects of local governmental initiatives to manage national economic conditions such as consumer spending or wage and inflation rates;

- Our ability to develop effective initiatives in underperforming markets, such as the U.K., which is experiencing a highly competitive informal eating out market and low consumer confidence levels, Japan, which is experiencing slow economic growth and a challenging informal eating out market and South Korea, which is experiencing improving, yet still low consumer confidence levels;

- The nature and timing of management decisions about underperforming markets or assets, including decisions that can result in material impairment charges that reduce our earnings; and

- The success of our strategy in China, where we are planning significant growth, including our ability to identify and secure appropriate real estate sites and to manage the costs and profitability of our growth in light of competitive pressures and other operating conditions that may limit pricing flexibility.

Increasing regulatory complexity will continue to affect our operations and results in material ways.

Our legal and regulatory environment worldwide exposes us to complex compliance, litigation and similar risks that affect our operations and results in material ways. In many of our markets, including the United States and Europe, we are subject to increasing regulation, which has significantly increased our cost of doing business. In developing markets, we face the risks associated with new and untested laws and judicial systems. Among the more important regulatory and litigation risks we face are the following:

- The difficulty of achieving compliance with often conflicting regulations in multiple state or national markets and the potential impact of new or changing regulation that affects or restricts elements of our business, such as possible changes in regulations relating to advertising to children or nutritional labeling;

- Adverse results of pending or future litigation, including litigation challenging the composition of our products or the appropriateness or accuracy of our advertising or other communications;

- The impact of nutritional, health and other scientific inquiries and conclusions, which are constantly evolving and often contradictory in their implications, but nonetheless drive consumer perceptions, litigation and regulation in ways that are material to our business;

- The impact of litigation trends, particularly in our major markets, including class actions involving consumers and shareholders, labor and employment matters or landlord liability and the relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings and the possibility of settlements or judgments;

- Disruptions in our operations or price volatility in a market that can result from government actions, including price controls, limitations on the import or export of commodities we use or government-mandated closure of our or our vendors' operations;

- The risks of operating in markets, such as Brazil and China, in which there are significant uncertainties, including with respect to the application of legal requirements and the enforceability of laws and contractual obligations;

- The risks associated with information security and the use of cashless payments, such as increased investment in technology, the costs of compliance with privacy, consumer protection and other laws, costs resulting from consumer fraud and the impact on our margins as the use of cashless payments increases; and

- The impact of changes in accounting principles or practices (or related legal or regulatory interpretations or our critical accounting estimates), including changes in tax accounting or tax laws (or interpretations thereof), which will depend on their timing, nature and scope.

Our results can be adversely affected by market disruptions or events, such as the impact of weather conditions and natural disasters.

Market disruptions due to severe weather conditions, terrorist activities, health epidemics or pandemics or the prospect of these events (such as recent reports about the potential spread of avian flu) can affect consumer spending and confidence levels and adversely affect our results or prospects in affected markets. Our receipt of proceeds under any insurance we maintain for these purposes may be delayed or the proceeds may be insufficient to offset our losses fully.



CONSOLIDATED STATEMENT OF INCOME

	Years ended December 31,		
IN MILLIONS, EXCEPT PER SHARE DATA	2005	2004	2003
REVENUES			
Sales by Company-operated restaurants	**$15,351.7**	$14,223.8	$12,795.4
Revenues from franchised and affiliated restaurants	**5,108.5**	4,840.9	4,345.1
Total revenues	**20,460.2**	19,064.7	17,140.5
OPERATING COSTS AND EXPENSES			
Company-operated restaurant expenses			
Food & paper	**5,207.2**	4,852.7	4,314.8
Payroll & employee benefits	**4,039.2**	3,726.3	3,411.4
Occupancy & other operating expenses	**3,867.7**	3,520.8	3,279.8
Franchised restaurants–occupancy expenses	**1,021.9**	1,003.2	937.7
Selling, general & administrative expenses	**2,220.6**	1,980.0	1,833.0
Impairment and other charges (credits), net	**(28.4)**	290.4	407.6
Other operating expense, net	**110.4**	150.8	124.0
Total operating costs and expenses	**16,438.6**	15,524.2	14,308.3
Operating income	**4,021.6**	3,540.5	2,832.2
Interest expense–net of capitalized interest of $4.9, $4.1 and $7.8	**356.1**	358.4	388.0
Nonoperating (income) expense, net	**(36.1)**	(20.3)	97.8
Income before provision for income taxes and cumulative effect of accounting change	**3,701.6**	3,202.4	2,346.4
Provision for income taxes	**1,099.4**	923.9	838.2
Income before cumulative effect of accounting change	**2,602.2**	2,278.5	1,508.2
Cumulative effect of accounting change, net of tax benefit of $9.4			(36.8)
Net income	**$ 2,602.2**	$ 2,278.5	$ 1,471.4
Per common share–basic:			
Income before cumulative effect of accounting change	**$ 2.06**	$ 1.81	$ 1.19
Cumulative effect of accounting change			(.03)
Net income	**$ 2.06**	$ 1.81	$ 1.16
Per common share–diluted:			
Income before cumulative effect of accounting change	**$ 2.04**	$ 1.79	$ 1.18
Cumulative effect of accounting change			(.03)
Net income	**$ 2.04**	$ 1.79	$ 1.15
Dividends per common share	**$ .67**	$ .55	$ .40
Weighted-average shares outstanding–basic	**1,260.4**	1,259.7	1,269.8
Weighted-average shares outstanding–diluted	**1,274.2**	1,273.7	1,276.5

See Notes to consolidated financial statements.

McDonald's Corporation **25**

CONSOLIDATED BALANCE SHEET

	December 31,	
IN MILLIONS, EXCEPT PER SHARE DATA	2005	2004
ASSETS		
Current assets		
Cash and equivalents	$ 4,260.4	$ 1,379.8
Accounts and notes receivable	795.9	745.5
Inventories, at cost, not in excess of market	147.0	147.5
Prepaid expenses and other current assets	646.4	585.0
Total current assets	5,849.7	2,857.8
Other assets		
Investments in and advances to affiliates	1,035.4	1,109.9
Goodwill, net	1,950.7	1,828.3
Miscellaneous	1,245.0	1,338.4
Total other assets	4,231.1	4,276.6
Property and equipment		
Property and equipment, at cost	29,897.2	30,507.8
Accumulated depreciation and amortization	(9,989.2)	(9,804.7)
Net property and equipment	19,908.0	20,703.1
Total assets	$ 29,988.8	$27,837.5
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Notes payable	$ 544.0	$ —
Accounts payable	689.4	714.3
Income taxes	567.6	331.3
Other taxes	233.5	245.1
Accrued interest	158.5	179.4
Accrued payroll and other liabilities	1,184.6	1,188.2
Current maturities of long-term debt	658.7	862.2
Total current liabilities	4,036.3	3,520.5
Long-term debt	8,937.4	8,357.3
Other long-term liabilities	892.3	976.7
Deferred income taxes	976.7	781.5
Shareholders' equity		
Preferred stock, no par value; authorized–165.0 million shares; issued–none		
Common stock, $.01 par value; authorized–3.5 billion shares; issued–1,660.6 million shares	16.6	16.6
Additional paid-in capital	2,797.6	2,186.0
Unearned ESOP compensation	(77.4)	(82.8)
Retained earnings	23,516.0	21,755.8
Accumulated other comprehensive income (loss)	(733.1)	(96.0)
Common stock in treasury, at cost; 397.4 and 390.7 million shares	(10,373.6)	(9,578.1)
Total shareholders' equity	15,146.1	14,201.5
Total liabilities and shareholders' equity	$ 29,988.8	$27,837.5

See Notes to consolidated financial statements.

26 McDonald's Corporation

CONSOLIDATED STATEMENT OF CASH FLOWS

	Years ended December 31,		
IN MILLIONS	2005	2004	2003
Operating activities			
Net income	**$ 2,602.2**	$ 2,278.5	$ 1,471.4
Adjustments to reconcile to cash provided by operations			
Noncash charges and credits:			
Cumulative effect of accounting change			36.8
Depreciation and amortization	**1,249.5**	1,201.0	1,148.2
Deferred income taxes	**(38.3)**	(171.9)	181.4
Income taxes audit benefit	**(178.8)**		(101.9)
Share-based compensation	**154.1**	11.0	7.1
Other (including noncash portion of impairment and other charges)	**135.8**	394.7	614.9
Changes in working capital items:			
Accounts receivable	**(56.5)**	(35.9)	64.0
Inventories, prepaid expenses and other current assets	**(29.4)**	(14.9)	(30.2)
Accounts payable	**35.8**	86.7	(77.6)
Income taxes	**442.9**	84.2	125.4
Other accrued liabilities	**19.5**	70.2	(170.7)
Cash provided by operations	**4,336.8**	3,903.6	3,268.8
Investing activities			
Property and equipment expenditures	**(1,606.8)**	(1,419.3)	(1,307.4)
Purchases of restaurant businesses	**(343.5)**	(149.7)	(375.8)
Sales of restaurant businesses and property	**259.1**	306.3	390.6
Other	**(126.6)**	(120.4)	(77.0)
Cash used for investing activities	**(1,817.8)**	(1,383.1)	(1,369.6)
Financing activities			
Net short-term borrowings (repayments)	**22.7**	35.9	(533.5)
Long-term financing issuances	**3,107.9**	225.6	398.1
Long-term financing repayments	**(1,518.3)**	(1,077.0)	(756.2)
Treasury stock purchases	**(1,202.0)**	(621.0)	(391.0)
Common stock dividends	**(842.0)**	(695.0)	(503.5)
Proceeds from stock option exercises	**768.1**	580.5	171.2
Excess tax benefit on share-based compensation	**70.1**		
Other	**(44.9)**	(82.5)	(121.9)
Cash provided by (used for) financing activities	**361.6**	(1,633.5)	(1,736.8)
Cash and equivalents increase	**2,880.6**	887.0	162.4
Cash and equivalents at beginning of year	**1,379.8**	492.8	330.4
Cash and equivalents at end of year	**$ 4,260.4**	$ 1,379.8	$ 492.8
Supplemental cash flow disclosures			
Interest paid	**$ 390.3**	$ 370.2	$ 426.9
Income taxes paid	**795.1**	1,017.6	608.5

See Notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	Common stock issued					*Accumulated other comprehensive income (loss)*		*Common stock in treasury*		
IN MILLIONS, EXCEPT PER SHARE DATA	***Shares***	***Amount***	***Additional paid-in capital***	***Unearned ESOP compensation***	***Retained earnings***	***Deferred hedging adjustment***	***Foreign currency translation***	***Shares***	***Amount***	***Total shareholders' equity***
Balance at December 31, 2002	1,660.6	$ 16.6	$ 1,747.3	$ (98.4)	$19,204.4	$ (8.5)	$ (1,592.8)	(392.4)	$ (8,987.7)	$ 10,280.9
Net income					1,471.4					1,471.4
Translation adjustments (including tax benefits of $203.2)							957.8			957.8
Fair value adjustments– cash flow hedges (including taxes of $1.6)						8.0				8.0
Comprehensive income										2,437.2
Common stock cash dividends ($.40 per share)					(503.5)					(503.5)
ESOP loan payment				7.2						7.2
Treasury stock purchases								(18.9)	(438.7)	(438.7)
Stock option exercises and other (including tax benefits of $20.5)			90.2	0.7				12.6	107.9	198.8
Balance at December 31, 2003	1,660.6	16.6	1,837.5	(90.5)	20,172.3	(0.5)	(635.0)	(398.7)	(9,318.5)	11,981. 9
Net income					2,278.5					2,278.5
Translation adjustments (including tax benefits of $106.3)							554.7			554.7
Fair value adjustments– cash flow hedges (including tax benefits of $3.3)						(15.2)				(15.2)
Comprehensive income										2,818.0
Common stock cash dividends ($.55 per share)					(695.0)					(695.0)
ESOP loan payment				7.9						7.9
Treasury stock purchases								(22.2)	(605.3)	(605.3)
Stock option exercises and other (including tax benefits of $87.3)			348.5	(0.2)				30.2	345.7	694.0
Balance at December 31, 2004	1,660.6	16.6	2,186.0	(82.8)	21,755.8	(15.7)	(80.3)	(390.7)	(9,578.1)	14,201. 5
Net income					**2,602.2**					**2,602.2**
Translation adjustments (including taxes of $189.6)							**(634.3)**			**(634.3)**
Fair value adjustments– cash flow hedges (including taxes of $5.6)						**(2.8)**				**(2.8)**
Comprehensive income										**1,965.1**
Common stock cash dividends ($.67 per share)					**(842.0)**					**(842.0)**
ESOP loan payment				**7.0**						**7.0**
Treasury stock purchases								**(39.5)**	**(1,228.1)**	**(1,228.1)**
Share-based compensation expense			**152.0**							**152.0**
Stock option exercises and other (including tax benefits of $86.9)			**459.6**	**(1.6)**				**32.8**	**432.6**	**890.6**
Balance at December 31, 2005	**1,660.6**	**$ 16.6**	**$ 2,797.6**	**$ (77.4)**	**$23,516.0**	**$ (18.5)**	**$ (714.6)**	**(397.4)**	**$(10,373.6)**	**$ 15,146.1**

See Notes to consolidated financial statements.

28 McDonald's Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business

The Company primarily franchises and operates McDonald's restaurants in the food service industry. The Company also operates Boston Market and Chipotle Mexican Grill (Chipotle) in the U.S. and has a minority ownership in U.K.-based Pret A Manger. In December 2003, the Company sold its Donatos Pizzeria business.

All restaurants are operated either by the Company, by independent entrepreneurs under the terms of franchise arrangements (franchisees), or by affiliates and developmental licensees operating under license agreements.

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Substantially all investments in affiliates owned 50% or less (primarily McDonald's Japan) are accounted for by the equity method.

Estimates in financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior period amounts have been reclassified to conform to current year presentation.

Revenue recognition

The Company's revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees and affiliates. Sales by Company-operated restaurants are recognized on a cash basis. Fees from franchised and affiliated restaurants include continuing rent and service fees, initial fees and royalties received from foreign affiliates and developmental licensees. Continuing fees and royalties are recognized in the period earned. Initial fees are recognized upon opening of a restaurant, which is when the Company has performed substantially all initial services required by the franchise arrangement.

Foreign currency translation

The functional currency of substantially all operations outside the U.S. is the respective local currency, except for a small number of countries with hyperinflationary economies, where the functional currency is the U.S. Dollar.

Advertising costs

Advertising costs included in costs of Company-operated restaurants primarily consist of contributions to advertising cooperatives and were (in millions): 2005–$656.5; 2004–$619.5; 2003–$596.7. Production costs for radio and television advertising, primarily in the U.S., are expensed when the commercials are initially aired. These production costs as well as other marketing-related expenses included in selling, general & administrative expenses were (in millions): 2005–$114.9; 2004–$103.1; 2003–$113.1. In addition, significant advertising costs are incurred by franchisees through separate advertising cooperatives in individual markets.

Share-based compensation

Prior to January 1, 2005, the Company accounted for share-based compensation plans under the measurement and recognition provisions of Accounting Principles Board Opinion No.25, *Accounting for Stock Issued to Employees,* and related Interpretations, as permitted by the Statement of Financial Accounting Standards No.123, *Accounting for Stock-Based Compensation* (SFAS No.123). Accordingly, share-based compensation was included as a pro forma disclosure in the financial statement footnotes.

Effective January 1, 2005, the Company adopted the fair value recognition provisions of the Statement of Financial Accounting Standards No.123(R), *Share-Based Payment* (SFAS No.123(R)), using the modified-prospective transition method. Under this transition method, compensation cost in 2005 includes the portion vesting in the period for (1) all share-based payments granted prior to, but not vested as of January 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No.123 and (2) all share-based payments granted subsequent to January 1, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS No.123(R). Results for prior periods have not been restated.

In 2005, in connection with the adoption of SFAS No.123(R), the Company adjusted the mix of employee long-term incentive compensation by reducing stock options awarded and increasing certain cash-based compensation (primarily annual incentive-based compensation) and other equity-based awards. Full year 2005 results included pretax expense of $191.2 million ($129.7 million after tax or $0.10 per share) of which $154.1 million related to share-based compensation (stock options and restricted stock units) and $37.1 million related to the shift of a portion of share-based compensation to primarily cash-based. Compensation expense related to share-based awards is generally amortized over the vesting period in selling, general & administrative expenses in the Consolidated statement of income. As of December 31, 2005, there was $178.0 million of total unrecognized compensation cost related to nonvested share-based compensation that is expected to be recognized over a weighted-average period of 2.1 years.

McDonald's Corporation **29**

The following table illustrates the effect on net income and earnings per share for 2004 and 2003 if the Company had applied the fair value recognition provisions of SFAS No.123 to options granted under the Company's stock option plans.

Pro forma disclosures

IN MILLIONS, EXCEPT PER SHARE DATA	2004	2003
As reported-net income	$2,278.5	$1,471.4
Add: Total share-based employee compensation included in reported net income, net of related tax effects	6.8	4.4
Deduct: Total share-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(156.3)	(224.1)
Pro forma-net income	$2,129.0	$1,251.7
Net income per share:		
As reported–basic	$ 1.81	$ 1.16
Pro forma–basic	$ 1.69	$ .99
As reported–diluted	$ 1.79	$ 1.15
Pro forma–diluted	$ 1.68	$ .98

The fair value of each stock option granted is estimated on the date of grant using a closed-form pricing model. The following table presents the weighted-average assumptions used in the option pricing model for the 2005, 2004 and 2003 stock option grants. The expected life of the options represents the period of time the options are expected to be outstanding and is based on historical trends. Expected stock price volatility is based on the historical volatility of the Company's stock for a period approximating the expected life and the expected dividend yield is based on the Company's most recent annual dividend payout. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant with a term equal to the expected life.

Weighted-average assumptions

	2005	2004	2003
Expected dividend yield	1.72%	1.51%	.75%
Expected stock price volatility	27.8%	28.6%	28.1%
Risk-free interest rate	3.97%	3.93%	3.46%
Expected life of options IN YEARS	7	7	7
Fair value per option granted	$10.06	$8.44	$5.09

Prior to the adoption of SFAS No.123(R), the Company presented all benefits of tax deductions resulting from the exercise of share-based compensation as operating cash flows in the Statement of cash flows. SFAS No.123(R) requires the benefits of tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. Full year 2005 results included $70.1 million of excess tax benefits as a financing cash inflow.

Property and equipment

Property and equipment are stated at cost, with depreciation and amortization provided using the straight-line method over the following estimated useful lives: buildings–up to 40 years; leasehold improvements–the lesser of useful lives of assets or lease terms which generally include option periods; and equipment–three to 12 years.

Goodwill

Goodwill represents the excess of cost over the net tangible assets and identifiable intangible assets of acquired restaurant businesses. The Company's goodwill primarily results from purchases of McDonald's restaurants from franchisees and ownership increases in international subsidiaries or affiliates and it is generally assigned to the reporting unit expected to benefit from the synergies of the combination. If a Company-operated restaurant is sold within 24 months of acquisition, the goodwill associated with the acquisition is written off in its entirety. If a restaurant is sold beyond 24 months from the acquisition, the amount of goodwill written off is based on the relative fair value of the business sold compared to the portion of the reporting unit (defined as each individual country for McDonald's restaurant business as well as each individual non-McDonald's brand) that will be retained.

The annual goodwill impairment test in the fourth quarter compares the fair value of a reporting unit, generally based on discounted future cash flows, with its carrying amount including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is measured as the difference between the implied fair value of the reporting unit's goodwill and the carrying amount of goodwill.

The following table presents the 2005 activity in goodwill by segment.

IN MILLIONS	U.S	Europe	APMEA[1]	Latin America	Canada	Other[2]	Consolidated
Balance at December 31, 2004	$792.6	$565.6	$ 214.1	$ 87.5	$115.0	$ 53.5	$ 1,828.3
Net restaurant purchases	105.2	23.9	6.8	5.4	11.4		152.7
Ownership increases in subsidiaries/affiliates		41.2		19.3			60.5
Currency translation and other		(73.1)	(8.8)	14.3	4.0	(27.2)	(90.8)
Balance at December 31, 2005	$897.8	$557.6	$ 212.1	$ 126.5	$130.4	$ 26.3	$ 1,950.7

[1] APMEA represents Asia/Pacific, Middle East and Africa.

[2] Other represents non-McDonald's brands.

30 McDonald's Corporation

Long-lived assets

In accordance with the Statement of Financial Accounting Standards No.144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* long-lived assets are reviewed for impairment annually in the fourth quarter and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of annually reviewing McDonald's restaurant assets for potential impairment, assets are initially grouped together at a television market level in the U.S. and at a country level for each of the international markets. If an indicator of impairment (e.g., negative operating cash flows for the most recent trailing 24-month period) exists for any grouping of assets, an estimate of undiscounted future cash flows produced by each individual restaurant within the asset grouping is compared to its carrying value. If an asset is determined to be impaired, the loss is measured by the excess of the carrying amount of the asset over its fair value as determined by an estimate of discounted future cash flows.

Losses on assets held for disposal are recognized when management has approved and committed to a plan to dispose of the assets, the assets are available for disposal, the disposal is probable of occurring within 12 months, and the net sales proceeds are expected to be less than its net book value. Generally, such losses relate to either restaurants that have closed and ceased operations or businesses or restaurants that are available for sale.

Financial instruments

The Company generally borrows on a long-term basis and is exposed to the impact of interest rate changes and foreign currency fluctuations. The Company uses foreign currency denominated debt and derivative instruments to manage the impact of these changes. The Company does not use derivatives with a level of complexity or with a risk higher than the exposures to be hedged and does not hold or issue derivatives for trading purposes.

The counterparties to these agreements consist of a diverse group of financial institutions. The Company continually monitors its positions and the credit ratings of its counterparties and adjusts positions as appropriate. The Company did not have significant exposure to any individual counterparty at December 31, 2005 and has master agreements that contain netting arrangements. Certain of these agreements also require each party to post collateral if credit ratings fall below, or aggregate exposures exceed, certain contractual limits. At December 31, 2005 and 2004, the Company was required to post collateral of $24.2 million and $45.6 million, respectively.

The Statement of Financial Accounting Standards No.133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS No.133), as amended, requires companies to recognize all derivatives as either assets or liabilities in the balance sheet at fair value. SFAS No.133 also requires companies to designate all derivatives that qualify as hedging instruments as fair value hedges, cash flow hedges or hedges of net investments in foreign operations. This designation is based upon the exposure being hedged.

All derivatives, primarily interest rate exchange agreements and foreign currency exchange agreements, were classified in the consolidated balance sheet at December 31, 2005 and 2004, respectively, as follows: miscellaneous other assets–$83.3 and $101.6 million; other long-term liabilities (excluding accrued interest)–$102.7 and $218.1 million; and accrued payroll and other liabilities–$1.3 and $16.7 million. In addition, for the year ended December 31, 2005, the Company recorded prepaid expenses and other current assets of $6.5 million. All derivative settlements were classified in Other financing activities in the consolidated statement of cash flows.

There was no significant impact to the Company's earnings related to the ineffective portion of any hedging instruments for the three years ended December 31, 2005.

• *Fair value hedges*

The Company enters into fair value hedges to reduce the exposure to changes in the fair values of certain assets or liabilities. The types of fair value hedges the Company enters into include: (1) interest rate exchange agreements to convert a portion of its fixed-rate debt to floating-rate debt and (2) foreign currency exchange agreements for the exchange of various currencies and interest rates. The foreign currency exchange agreements are entered into to hedge the currency risk associated with debt and inter-company loans denominated in foreign currencies, and essentially result in floating-rate assets or liabilities denominated in U.S. Dollars or appropriate functional currencies.

For fair value hedges, the gains or losses on derivatives as well as the offsetting gains or losses on the related hedged items are recognized in current earnings.

• *Cash flow hedges*

The Company enters into cash flow hedges to reduce the exposure to variability in certain expected future cash flows. The types of cash flow hedges the Company enters into include: (1) interest rate exchange agreements that effectively convert a portion of floating-rate debt to fixed-rate debt and are designed to reduce the impact of interest rate changes on future interest expense, (2) forward foreign exchange contracts and foreign currency options that are designed to protect against the reduction in value of forecasted foreign currency cash flows such as royalties and other payments denominated in foreign currencies, and (3) foreign currency exchange agreements for the exchange of various currencies and interest rates. The foreign currency exchange agreements hedge the currency risk associated with debt and intercompany loans denominated in foreign currencies, and essentially result in fixed-rate assets or liabilities denominated in U.S. Dollars or appropriate functional currencies.

For cash flow hedges, the effective portion of the gains or losses on derivatives is reported in the deferred hedging adjustment component of accumulated other comprehensive income in shareholders' equity and reclassified into earnings in the same period or periods in which the hedged transaction affects earnings. The remaining gain or loss in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in earnings during the period of change.

The Company recorded after tax adjustments related to cash flow hedges to the deferred hedging adjustment component of accumulated other comprehensive income in shareholders' equity, which the majority relates to foreign currency exchange agreements that hedge long-term intercompany loans. The Company recorded net decreases of $2.8 million and $15.2 million for the years ended December 31, 2005 and 2004, respectively, and a net increase of $8.0 million for the year ended December 31, 2003. Based on interest rates and foreign currency exchange rates at December 31, 2005, no significant amount of deferred hedging adjustments, after tax, included in accumulated other comprehensive income in shareholders' equity at December 31, 2005, will be recognized in earnings in 2006 as the underlying hedged transactions are realized. The maximum maturity date of any cash flow hedge of forecasted transactions at December 31, 2005 was 15 months, excluding instruments hedging forecasted payments of variable interest on existing financial instruments that have various maturity dates through 2013.

- *Hedges of net investments in foreign operations*

The Company uses forward foreign exchange contracts, foreign currency exchange agreements and foreign currency denominated debt to hedge its investments in certain foreign subsidiaries and affiliates. Realized and unrealized translation adjustments from these hedges are included in shareholders' equity in the foreign currency translation component of accumulated other comprehensive income and offset translation adjustments on the underlying net assets of foreign subsidiaries and affiliates, which also are recorded in accumulated other comprehensive income.

During the year ended December 31,2005, the Company recorded an increase in translation adjustments in accumulated other comprehensive income of $356.8 million after tax (included in the net decrease of $634.3 million of translation adjustments in the consolidated statement of shareholders' equity), related primarily to foreign currency denominated debt designated as hedges of net investments. During the years ended December 31, 2004 and 2003, the Company recorded a decrease in translation adjustments in accumulated other comprehensive income of $190.7 million and $378.1 million, respectively, after tax, related to hedges of net investments.

Asset retirement obligations

The Statement of Financial Accounting Standards No.143, *Accounting for Asset Retirement Obligations* (SFAS No.143), became effective January 1, 2003 and requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, the cost is capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset.

In first quarter 2003, the Company recorded a noncash charge of $36.8 million after tax ($0.03 per diluted share) related to lease obligations in certain international markets to reflect the cumulative effect of this accounting change. There is not a material effect to the Company's ongoing results of operations or financial position related to SFAS No.143.

Sales of stock by subsidiaries and affiliates

As permitted by Staff Accounting Bulletin No.51 issued by the Securities and Exchange Commission, when a subsidiary or affiliate sells unissued shares in a public offering, the Company records an adjustment to reflect an increase or decrease in the carrying value of its investment and a resulting nonoperating gain or loss.

Income tax contingencies

The Company, like other multi-national companies, is regularly audited by federal, state and foreign tax authorities, and tax assessments may arise several years after tax returns have been filed. Accordingly, tax reserves have been recorded when in management's judgement it is not probable that the Company's tax position will ultimately be sustained. While predicting the outcome of the audits involves uncertainty and requires estimates and informed judgements, we believe that the recorded tax liabilities are adequate and appropriate. The judgements and estimates made at a point in time may change based on the outcome of tax audits, as well as changes to or further interpretation of regulations. Income tax expense is adjusted in the period in which these events occur or when the statute of limitations for a specific exposure item has expired.

Per common share information

Diluted net income per common share is calculated using net income divided by diluted weighted-average shares. Diluted weighted-average shares include weighted-average shares outstanding plus the dilutive effect of share-based employee compensation calculated using the treasury stock method. The dilutive effect of stock options was (in millions of shares): 2005–13.8; 2004–14.0; 2003–6.7. Stock options that were not included in diluted weighted-average shares because they would have been antidilutive were (in millions of shares): 2005–44.4; 2004–85.5; 2003–159.1.

Statement of cash flows

The Company considers short-term, highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The impact of fluctuating foreign currencies on cash and equivalents was not material.

IMPAIRMENT AND OTHER CHARGES (CREDITS), NET

IN MILLIONS	2005	2004	2003
Restaurant closings/impairment	$ 22.8	$130.5	$135.5
Restructuring	(51.2)		272.1
Lease accounting correction		159.9	
Total	$(28.4)	$290.4	$407.6

- *Restaurant closings/impairment*

In 2005 and 2004, the Company recorded $22.8 million and $130.5 million of pretax charges for impairment, respectively, primarily due to South Korea and its continued poor results.

In 2003, the $135.5 million of net pretax charges consisted of: $147.7 million primarily related to impairment in Latin America; $29.6 million for about 50 restaurant closings associated with strategic actions in Latin America; and a $41.8 million favorable adjustment to the 2002 charge for restaurant closings, primarily due to about 85 fewer closings than originally anticipated.

- *Restructuring*

In 2005, the Company recorded $51.2 million of pretax income, primarily due to favorable adjustments related to the conversion of a market to a developmental licensee in APMEA and certain liabilities established in 2001 and 2002 due to lower than originally anticipated employee-related and lease termination costs.

In 2003, the $272.1 million of charges consisted of: $237.0 million related to the loss on the sale of Donatos Pizzeria, the closing of Donatos and Boston Market restaurants outside the U.S. and the exit of a domestic joint venture with Fazoli's; and $35.1 million related to the revitalization plan actions of McDonald's Japan.

- *Lease accounting correction*

During 2004, like other companies in the restaurant and retail industries, McDonald's reviewed its accounting practices and policies with respect to leasing transactions. Following this review and in consultation with its external auditors, McDonald's corrected an error in its prior practices to conform the lease term used in calculating straight-line rent expense with the term used to amortize improvements on leased property. The result of the correction primarily accelerated the recognition of rent expense under certain leases that include fixed-rent escalations by revising the computation of straight-line rent expense to include these escalations for certain option periods. As the correction related solely to accounting treatment, it did not affect McDonald's historical or future cash flows or the timing of payments under the related leases. Its effect on the Company's earnings per share, cash from operations and shareholders' equity was immaterial. These adjustments primarily impacted the U.S., China, Boston Market and Chipotle. Other markets were less significantly impacted, as many of the leases outside of the U.S. do not contain fixed-rent escalations.

OTHER OPERATING (INCOME) EXPENSE, NET

IN MILLIONS	2005	2004	2003
Gains on sales of restaurant businesses	$ (44.7)	$ (45.0)	$ (54.5)
Equity in earnings of unconsolidated affiliates	(52.8)	(60.0)	(36.9)
Asset dispositions and other expense	207.9	255.8	215.4
Other operating expense, net	$110.4	$150.8	$124.0

- *Gains on sales of restaurant businesses*

Gains on sales of restaurant businesses include gains from sales of Company-operated restaurants as well as gains from exercises of purchase options by franchisees with business facilities lease arrangements (arrangements where the Company leases the businesses, including equipment, to franchisees who have options to purchase the businesses). The Company's purchases and sales of businesses with its franchisees and affiliates are aimed at achieving an optimal ownership mix in each market. Resulting gains or losses are recorded in operating income because the transactions are a recurring part of our business.

- *Equity in earnings of unconsolidated affiliates*

Equity in earnings of unconsolidated affiliates–businesses in which the Company actively participates but does not control–is reported after interest expense and income taxes, except for U.S. restaurant partnerships, which are reported before income taxes.

- *Asset dispositions and other expense*

Asset dispositions and other expense consists of gains or losses on excess property and other asset dispositions, provisions for contingencies and uncollectible receivables and other miscellaneous expenses.

PROPERTY AND EQUIPMENT

Net property and equipment consisted of:

	December 31,	
IN MILLIONS	2005	2004
Land	$ 4,486.9	$ 4,661.1
Buildings and improvements on owned land	10,104.5	10,260.3
Buildings and improvements on leased land	10,243.9	10,520.7
Equipment, signs and seating	4,468.2	4,426.1
Other	593.7	639.6
	29,897.2	30,507.8
Accumulated depreciation and amortization	(9,989.2)	(9,804.7)

Net property and equipment	**$19,908.0**	$20,703.1

Depreciation and amortization expense was (in millions): 2005–$1,186.7; 2004–$1,138.3; 2003–$1,113.3.

FRANCHISE ARRANGEMENTS

Individual franchise arrangements generally include a lease and a license and provide for payment of initial fees, as well as continuing rent and service fees to the Company based upon a percent of sales with minimum rent payments that parallel the Company's underlying leases and escalations (on properties that are leased). McDonald's franchisees are granted the right to operate a restaurant using the McDonald's System and, in most cases, the use of a restaurant facility, generally for a period of 20 years. Franchisees pay related occupancy costs including property taxes, insurance and maintenance. In addition, franchisees outside the U.S. generally pay a refundable, noninterest-bearing security deposit. Foreign affiliates and developmental licensees pay a royalty to the Company based upon a percent of sales.

The results of operations of restaurant businesses purchased and sold in transactions with franchisees, affiliates and others were not material to the consolidated financial statements for periods prior to purchase and sale.

Revenues from franchised and affiliated restaurants consisted of:

IN MILLIONS	2005	2004	2003
Rents and service fees	$5,070.5	$4,804.8	$4,302.1
Initial fees	38.0	36.1	43.0
Revenues from franchised and affiliated restaurants	$5,108.5	$4,840.9	$4,345.1

Future minimum rent payments due to the Company under existing franchise arrangements are:

IN MILLIONS	Owned sites	Leased sites	Total
2006	$ 1,030.3	$ 774.6	$ 1,804.9
2007	999.4	753.3	1,752.7
2008	965.8	732.7	1,698.5
2009	926.9	706.0	1,632.9
2010	885.9	675.9	1,561.8
Thereafter	6,757.4	4,978.7	11,736.1
Total minimum payments	$11,565.7	$ 8,621.2	$20,186.9

At December 31, 2005, net property and equipment under franchise arrangements totaled $9.8 billion (including land of $2.9 billion) after deducting accumulated depreciation and amortization of $4.8 billion.

LEASING ARRANGEMENTS

At December 31, 2005, the Company was the lessee at 15,172 restaurant locations through ground leases (the Company leases the land and the Company or franchisee owns the building) and through improved leases (the Company leases land and buildings). Lease terms for most restaurants are generally for 20 years and, in many cases, provide for rent escalations and renewal options, with certain leases providing purchase options. Escalation terms vary by geographic segment with examples including fixed-rent escalations, escalations based on an inflation index, and fair-value market adjustments. The timing of these escalations generally ranges from annually to every five years. For most locations, the Company is obligated for the related occupancy costs including property taxes, insurance and maintenance. However, for franchised sites, the Company requires the franchisees to pay these costs. In addition, the Company is the lessee under noncancelable leases covering certain offices and vehicles.

Future minimum payments required under existing operating leases with initial terms of one year or more are:

IN MILLIONS	Restaurant	Other	Total
2006	$ 1,009.6	$ 62.0	$ 1,071.6
2007	958.4	51.3	1,009.7
2008	898.0	41.0	939.0
2009	828.5	36.1	864.6
2010	764.7	30.5	795.2
Thereafter	6,478.3	175.3	6,653.6
Total minimum payments	$10,937.5	$396.2	$11,333.7

The following table provides detail of rent expense:

IN MILLIONS	2005	2004	2003
Company-operated restaurants:			
U.S.[1]	$ 166.7	$ 136.8	$ 136.9
Outside the U.S.	483.9	446.0	398.4
Total	650.6	582.8	535.3
Franchised restaurants:			
U.S.	320.7	296.0	279.6
Outside the U.S.	287.9	280.2	250.7
Total	608.6	576.2	530.3
Other	102.8	94.5	87.3
Total rent expense	$1,362.0	$1,253.5	$1,152.9

Includes rent expense of Boston Market and Chipotle of (in millions): 2005–$87.9; 2004–$70.2; 2003–$70.9.

Rent expense included percent rents in excess of minimum rents (in millions) as follows—Company-operated restaurants: 2005–$96.2; 2004–$84.4; 2003–$73.2. Franchised restaurants: 2005–$112.5; 2004–$97.3; 2003–$80.3.

The 2004 rent expense above excludes a correction of $159.9 million ($20.8 million for 2004 and $139.1 million for prior years) in the Company's lease accounting practices made in 2004. See Impairment and other charges (credits), net for further discussion.

INCOME TAXES

Income before provision for income taxes and cumulative effect of accounting change, classified by source of income, was as follows:

IN MILLIONS	2005	2004	2003
U.S.	$2,051.3	$1,575.2	$1,150.8
Outside the U.S.	1,650.3	1,627.2	1,195.6
Income before provision for income taxes and cumulative effect of accounting change	$3,701.6	$3,202.4	$2,346.4

The provision for income taxes, classified by the timing and location of payment, was as follows:

IN MILLIONS	2005	2004	2003
U.S. federal[1]	$ 610.3	$ 557.9	$177.9
U.S. state[1]	103.6	56.4	58.8
Outside the U.S.	423.8	481.5	420.1
Current tax provision	1,137.7	1,095.8	656.8
U.S. federal	(14.8)	(178.6)	180.1
U.S. state	(2.4)	10.9	12.6
Outside the U.S.	(21.1)	(4.2)	(11.3)
Deferred tax provision (benefit)	(38.3)	(171.9)	181.4
Provision for income taxes	$1,099.4	$ 923.9	$838.2

[1] In late 2005, the Company repatriated approximately $3 billion of the earnings of foreign subsidiaries in accordance with the Homeland Investment Act (HIA) and recorded a federal tax expense of $104.1 million and a state tax expense of $2.2 million.

Net deferred tax liabilities consisted of:

	December 31,	
IN MILLIONS	2005	2004
Property and equipment	$ 1,412.7	$ 1,407.9
Other	143.4	211.0
Total deferred tax liabilities	1,556.1	1,618.9
Intangible assets	(286.5)	(301.5)
Operating loss carryforwards	(318.4)	(269.9)
Employee benefit plans	(217.8)	(134.1)
Property and equipment	(214.7)	(184.4)
Capital loss carryforwards	(91.0)	(182.7)
Unrealized foreign exchange losses	(88.4)	(383.7)
Foreign tax credit carryforwards	(17.2)	(32.2)
Other	(344.3)	(361.8)
Total deferred tax assets before valuation allowance	(1,578.3)	(1,850.3)
Valuation allowance	467.1	531.7
Net deferred tax liabilities	$ 444.9	$ 300.3
Balance sheet presentation:		
Deferred income taxes	$ 976.7	$ 781.5
Other assets-miscellaneous	(404.8)	(380.1)
Current assets-prepaid expenses and other current assets	(127.0)	(101.1)
Net deferred tax liabilities	$ 444.9	$ 300.3

The statutory U.S. federal income tax rate reconciles to the effective income tax rates as follows:

	2005	2004	2003
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of related federal income tax benefit	1.8	1.4	2.3
Benefits and taxes related to foreign operations	(4.9)	(7.6)	1.1
Settlement of Federal tax audit	(4.8)		(4.4)
Repatriation of foreign earnings under HIA	2.9		
Impairment and other charges (credits), net[1]	.2	1.0	2.5
Other, net	(.5)	(.9)	(.8)
Effective income tax rates	29.7%	28.9%	35.7%

(1) *Certain of these items were not tax effected.*

Deferred U.S. income taxes have not been recorded for basis differences related to investments in certain foreign subsidiaries and corporate joint ventures. These basis differences were approximately $3.9 billion at December 31, 2005 and consisted primarily of undistributed earnings considered permanently invested in operations outside the U.S. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

SEGMENT AND GEOGRAPHIC INFORMATION

The Company operates in the food service industry. Revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees and affiliates. Fees from franchised and affiliated restaurants include continuing rent and service fees, initial fees, and royalties received from foreign affiliates and developmental licensees. All intercompany revenues and expenses are eliminated in computing revenues and operating income. Operating income includes the Company's share of operating results of affiliates after interest expense and income taxes, except for U.S. affiliates, which are reported before income taxes. Royalties and other payments from subsidiaries outside the U.S. were (in millions): 2005-$840.6; 2004-$781.1; 2003-$684.5.

Corporate general & administrative expenses are included in the corporate segment of operating income and consist of home office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. Corporate assets include corporate cash and equivalents, asset portions of financing instruments and home office facilities.

IN MILLIONS	2005	2004	2003
U.S.	$ 6,955.1	$ 6,525.6	$ 6,039.3
Europe	7,071.8	6,736.3	5,874.9
APMEA	2,815.8	2,721.3	2,447.6
Latin America	1,326.8	1,007.9	858.8
Canada	947.8	898.1	777.9
Other	1,342.9	1,175.5	1,142.0
Total revenues	$20,460.2	$19,064.7	$17,140.5
U.S.	$ 2,421.6	$ 2,181.4	$ 1,982.1
Europe	1,449.3	1,471.1	1,339.1
APMEA	345.1	200.4	226.3
Latin America	29.6	(19.6)	(170.9)
Canada	155.5	178.0	163.2
Other	25.3	(16.4)	(295.1)
Corporate	(404.8)	(454.4)	(412.5)
Total operating income[1]	$ 4,021.6[2]	$ 3,540.5[3]	$ 2,832.2[4]
U.S.	$ 8,968.3	$ 8,551.5	$ 8,549.2
Europe	9,424.6	10,389.5	9,462.2
APMEA	3,596.5	3,853.0	3,773.3
Latin America	1,652.8	1,496.6	1,412.4
Canada	1,237.7	1,162.4	1,007.0
Other	686.3	653.7	574.8
Corporate	4,422.6	1,730.8	1,059.1
Total assets	$29,988.8	$27,837.5	$25,838.0
U.S.	$ 642.4	$ 486.7	$ 482.4
Europe	449.5	445.0	404.8
APMEA	197.1	157.8	122.1
Latin America	84.9	62.6	78.4
Canada	64.5	87.5	63.9
Other	128.5	115.4	132.8
Corporate	39.9	64.3	23.0
Total capital expenditures	$ 1,606.8	$ 1,419.3	$ 1,307.4
U.S.	$ 385.8	$ 394.6	$ 395.1
Europe	427.5	422.6	382.4
APMEA	168.3	165.6	156.5
Latin America	77.5	66.3	64.3
Canada	62.2	51.9	46.7
Other	64.0	51.0	53.1
Corporate	64.2	49.0	50.1
Total depreciation and amortization	$ 1,249.5	$ 1,201.0	$ 1,148.2

[1] Includes $191.2 million of share-based and related compensation expense for year-end 2005 (U.S.–$56.3; Europe–$48.3; APMEA–$21.2; Latin America–$7.6; Canada–$7.7; Other–$3.4; and Corporate–$46.7). For comparability purposes to 2005, the pro forma amounts for 2004 and 2003, as reported in the Company's Form 10-K for 2004, were $241.2 million and $354.4 million, respectively (U.S.–$68.8 and $104.7; Europe–$48.7 and $71.2; APMEA–$22.3 and $32.2; Latin America–$8.9 and $12.2; Canada–$8.1 and $14.9; Other–$5.8 and $8.9; and Corporate–$78.6 and $110.3).

See Impairment and other charges (credits), net note for further discussion of the following items:

[2] Includes ($28.4) million of net credits (Europe–$4.1; APMEA–($9.1); Latin America–$2.4; and Corporate–($25.8)) related to the conversion of a market to a developmental licensee and reversal of certain restructuring liabilities, partly offset by asset impairment charges.

[3] Includes $290.4 million of charges (U.S.–$79.8; Europe–$27.0; APMEA–$138.7; Latin America–$2.1; Canada–$3.8; and Other–$39.0) related to a correction in the Company's lease accounting practices and policies and asset/goodwill impairment.

[4] Includes $407.6 million of charges (credits) (U.S.–($11.4); Europe–($20.0); APMEA–$54.9; Latin America–$108.9; Canada–($1.2); Other–$266.1; and Corporate–$10.3) primarily related to the disposition of certain non-McDonald's brands and asset/goodwill impairment.

Total long-lived assets, primarily property and equipment, were (in millions)—Consolidated: 2005–$23,562.0; 2004–$24,390.8; 2003–$23,405.9. U.S. based: 2005–$9,556.4; 2004–$9,219.0; 2003–$9,067.2.

DEBT FINANCING

Line of credit agreements

At December 31, 2005, the Company had a $1.3 billion line of credit agreement expiring in 2010 with fees of 0.08% per annum on the total commitment, which remained unused. Fees and interest rates on this line are based on the Company's long-term credit rating assigned by Moody's and Standard & Poor's. In addition, certain subsidiaries outside the U.S. had unused lines of credit totaling $774.0 million at December 31, 2005; these were principally short-term and denominated in various currencies at local market rates of interest.

As a result of the Company's decision to repatriate foreign earnings under HIA, certain wholly-owned subsidiaries outside the U.S. entered into a multi-currency term loan facility totaling $2.9 billion in 2005. The loan has a three-year term with the ability to prepay without penalty. The loan agreement stipulates future repayments of borrowings reduce the amount available under the facility. Notes payable reflects the Company's intention to repay $544.0 million of HIA-related borrowings in 2006. The weighted-average interest rate of the borrowings under the HIA multi-currency term loan facility was 3.8% at December 31, 2005.

The weighted-average interest rate of short-term borrowings, excluding HIA-related borrowings, was 4.7% at December 31, 2005 (based on $423.4 million of foreign currency bank line borrowings) and 4.4% at December 31, 2004 (based on $397.2 million of foreign currency bank line borrowings).

Fair values

At December 31, 2005, the fair value of the Company's debt obligations was estimated at $10.4 billion, compared to a carrying amount of $10.1 billion. This fair value was estimated using various pricing models or discounted cash flow analyses that incorporated quoted market prices. The Company has no current plans to retire a significant amount of its debt prior to maturity.

The carrying amounts for both cash and equivalents and notes receivable approximate fair value. Foreign currency and interest rate exchange agreements, foreign currency options and forward foreign exchange contracts were recorded in the consolidated balance sheet at fair value

36 McDonald's Corporation

estimated using various pricing models or discounted cash flow analyses that incorporated quoted market prices. No fair value was estimated for noninterest-bearing security deposits by franchisees, because these deposits are an integral part of the overall franchise arrangements.

Debt obligations

The Company has incurred debt obligations principally through public and private offerings and bank loans. There are no provisions in the Company's debt obligations that would accelerate repayment of debt as a result of a change in credit ratings or a material adverse change in the Company's business. Certain of the Company's debt obligations contain cross-acceleration provisions, and restrictions on Company and subsidiary mortgages and the long-term debt of certain subsidiaries. Under certain agreements, the Company has the option to retire debt prior to maturity, either at par or at a premium over par.

The following table summarizes the Company's debt obligations. (Interest rates reflected in the table include the effects of interest rate and foreign currency exchange agreements.)

IN MILLIONS OF U.S. DOLLARS	Maturity dates	Interest rates[1] December 31		Amounts outstanding December 31	
		2005	2004	2005	2004
Fixed-original issue[2]		4.8%	4.9%	$ 2,917.9	$ 3,338.1
Fixed-converted via exchange agreements[3]		4.3	3.9	(1,122.5)	(1,694.9)
Floating		4.2	2.6	196.9	916.1
Total U.S.Dollars	2006-2028			1,992.3	2,559.3
Fixed		3.4	4.2	618.8	1,024.7
Floating		2.6	2.4	3,019.4	1,867.2
Total Euro	2006-2013			3,638.2	2,891.9
Fixed		6.0	6.0	960.0	1,147.0
Floating		4.8	—	947.4	—
Total British Pounds Sterling	2006-2032			1,907.4	1,147.0
Total Japanese Yen-fixed	2006-2030	2.0	1.9	808.6	1,076.4
Fixed		3.7	6.2	347.0	294.2
Floating		4.8	3.4	1,255.6	948.1
Total other currencies[4]	2006-2016			1,602.6	1,242.3
Debt obligations before fair value adjustments[5]				9,949.1	8,916.9
Fair value adjustments[6]				191.0	302.6
Total debt obligations[7]				$10,140.1	$ 9,219.5

[1] Weighted-average effective rate, computed on a semiannual basis.

[2] Includes $150 million of debentures that mature in 2027, which are subordinated to senior debt and provide for the ability to defer interest payments up to five years under certain conditions.

[3] A portion of U.S. Dollar fixed-rate debt effectively has been converted into other currencies and/or into floating-rate debt through the use of exchange agreements. The rates shown reflect the fixed rate on the receivable portion of the exchange agreements. All other obligations in this table reflect the net effects of these and other exchange agreements.

[4] Primarily consists of Chinese Renminbi, Hong Kong Dollars, Korean Won, Australian Dollars, Swiss Francs and Singapore Dollars.

[5] Aggregate maturities for 2005 debt balances, before fair value adjustments, were as follows (in millions): 2006-$1,202.7; 2007-$886.9; 2008-$3,089.1; 2009-$359.4; 2010-$1,571.4; thereafter-$2,839.6. These amounts include a reclassification of short-term obligations totaling $1.1 billion to long-term obligations as they are supported by a long-term line of credit agreement expiring in 2010.

[6] SFAS No.133 requires that the underlying items in fair value hedges, in this case debt obligations, be recorded at fair value. The related hedging instrument is also recorded at fair value in either miscellaneous other assets or other long-term liabilities. A portion ($81.6 million) of the adjustments at December 31, 2005 related to interest rate exchange agreements that were terminated in December 2002 and will amortize as a reduction of interest expense over the remaining life of the debt.

[7] Includes notes payable, current maturities of long-term debt and long-term debt included in the consolidated balance sheet. The increase in debt obligations from December 31, 2004 to December 31, 2005 was due to net issuances related to HIA ($2,851.3 million), partly offset by net repayments ($1,239.0 million), the impact of changes in exchange rates on foreign currency denominated debt ($580.1 million) and SFAS No.133 non-cash fair value adjustments ($111.6 million).

ESOP loans and other guarantees

At December 31, 2005, the Company has guaranteed and included in total debt $2.3 million of Notes issued by the Leveraged Employee Stock Ownership Plan (ESOP) with payments through 2006. Borrowings related to the ESOP at December 31, 2005, which include $84.1 million of loans from the Company to the ESOP and the $2.3 million of Notes guaranteed by the Company, are reflected as long-term debt with a corresponding reduction of shareholders' equity (unearned ESOP compensation). The ESOP is repaying the loans and interest through 2018 using Company contributions and dividends from its McDonald's common stock holdings. As the principal amount of the borrowings is repaid, the debt and the unearned ESOP compensation are being reduced.

The Company also has guaranteed certain affiliate and other loans totaling $45.7 million at December 31, 2005. These guarantees are contingent commitments generally issued by the Company to support borrowing arrangements of certain U.S. partnerships and franchisees, and certain affiliates outside the U.S. The terms of the guarantees vary and are equal to the remaining term of the related debt. At December 31, 2005, there was no carrying value for obligations under these guarantees in the consolidated balance sheet.

EMPLOYEE BENEFIT PLANS

Effective January 1, 2005, the Company's Profit Sharing and Savings Plan for U.S.-based employees includes a 401(k) feature, a leveraged employee stock ownership (ESOP) feature, and a discretionary employer profit sharing match. The 401(k) feature allows participants to make pretax contributions that are partly matched from shares released under the ESOP. The Profit Sharing and Savings Plan also provides for a discretionary employer profit sharing match at the end of the year for those participants who have contributed to the 401(k) feature.

All contributions and related earnings can be invested in several investment alternatives as well as McDonald's common stock in accordance with each participant's elections.

Employees of Boston Market and Chipotle participate in a separate retirement plan known as the McDonald's Ventures 401(k) Plan. The Ventures Plan includes 401(k) and matching features. The investment alternatives for the Ventures Plan are identical to the McDonald's Profit Sharing and Savings Plan.

The Company also maintains certain supplemental benefit plans. At the end of 2004, the Company froze the nonqualified, unfunded Supplemental Plan that it previously maintained due to changes under Section 409A of the Internal Revenue Code, so that no new contributions or changes will be made to the Supplemental Plan. Effective January 1, 2005, the Company adopted a new non-qualified, unfunded Excess Benefit and Deferred Bonus Plan that allows participants to (i) make tax-deferred contributions and (ii) receive Company-provided allocations that cannot be made under the Profit Sharing and Savings Plan and Ventures 401(k) Plan because of Internal Revenue Service limitations. The investment alternatives and returns in the Excess Benefit and Deferred Bonus Plan, and also the frozen Supplemental Plan are based on certain market-rate investment alternatives under the Profit Sharing and Savings Plan. Total combined liabilities under the frozen Supplemental Plan and the new Excess Benefit and Deferred Bonus Plan were $366.5 million at December 31, 2005 and $350.2 million at December 31, 2004 and were included in other long-term liabilities in the consolidated balance sheet.

The Company has entered into derivative contracts to hedge market-driven changes in certain of the Supplemental Plan and Excess Benefit and Deferred Bonus Plan liabilities. At December 31, 2005, derivatives with a fair value of $69.9 million indexed to the Company's stock and $60.1 million indexed to certain market indices were included in miscellaneous other assets in the consolidated balance sheet. All changes in liabilities for these nonqualified plans and in the fair value of the derivatives are recorded in selling, general & administrative expenses. Changes in fair value of the derivatives indexed to the Company's stock are recorded in the income statement because the contracts provide the counterparty with a choice to settle in cash or shares.

Total U.S. costs for the Profit Sharing and Savings Plan and Ventures 401(k) Plan, including nonqualified benefits and related hedging activities, were (in millions): 2005–$61.0; 2004–$58.5; 2003–$60.3.

Certain subsidiaries outside the U.S. also offer profit sharing, stock purchase or other similar benefit plans. Total plan costs outside the U.S. were (in millions): 2005–$54.1; 2004–$47.8; 2003–$43.9.

Other postretirement benefits and postemployment benefits were immaterial.

SHARE-BASED COMPENSATION

At December 31, 2005, the Company had share-based compensation plans, which authorized the granting of various equity-based incentives including stock options, restricted stock and restricted stock units (RSUs) to employees and nonemployee directors. The number of shares of common stock reserved for issuance under the plans was 193.7 million at December 31, 2005, including 54.8 million available for future grants.

Stock options

Stock options to purchase common stock are granted with an exercise price equal to the market price of the Company's stock at the date of grant. Substantially all of the options become exercisable in four equal installments, beginning a year from the date of the grant, and generally expire 10 years from the grant date. Options granted between May 1, 1999 and December 31, 2000 (approximately 32 million options currently outstanding) expire 13 years from the date of grant.

Intrinsic value for stock options is defined as the difference between the current market value and the grant price. During 2005, the total intrinsic value of stock options exercised was $290.9 million. Cash received from stock options exercised during 2005 was $768.1 million and the actual tax benefit realized for tax deductions from stock options exercised totaled $85.7 million. The Company uses treasury shares purchased under the Company's historical share repurchase program to satisfy share-based exercises.

A summary of the status of the Company's stock option grants as of December 31, 2005, 2004 and 2003, and changes during the years then ended, is presented in the following table.

| | 2005 | | | | 2004 | | 2003 | |
Options	Shares IN MILLIONS	Weighted-average exercise price	Weighted-average remaining contractual life IN YEARS	Aggregate intrinsic value	Shares IN MILLIONS	Weighted-average exercise price	Shares IN MILLIONS	Weighted-average exercise price
Outstanding at beginning of year	166.9	$ 27.80			194.2	$ 26.90	198.9	$ 27.57
Granted	7.1	32.59			20.1	26.10	23.6	14.96
Exercised	(32.7)	23.87			(30.0)	20.16	(12.6)	15.19
Forfeited/expired	(5.0)	30.44			(17.4)	28.99	(15.7)	27.07
Outstanding at end of year	136.3	$ 28.90	5.75	$ 657.6	166.9	$ 27.80	194.2	$ 26.90
Exercisable at end of year	103.3	$ 30.22	5.06	$ 361.3	114.7		122.9	

RSUs

RSUs generally vest 100% at the end of three years and are payable in either shares of McDonald's common stock or cash, at the Company's option. Certain executives are awarded RSUs that are performance based. The fair value of each RSU granted is equal to the market price of the Company's stock at date of grant less the present value of expected dividends over vesting period.

A summary of the activity of the Company's RSUs during the year ended December 31, 2005 is presented in the following table.

RSUs

| | Year ended December 31, 2005 | |
	Shares IN MILLIONS	Weighted-average grant date fair value
Nonvested at December 31, 2004	1.7	$ 16.01
Granted	1.2	32.58
Vested	(0.1)	14.70
Forfeited	(0.2)	19.65
Nonvested at December 31, 2005	2.6	$ 23.60

The Company granted 0.2 million RSUs in 2004, a majority of which have performance conditions, and 1.8 million in 2003 which are service-vested. The Company realized tax deductions of $1.2 million from RSUs vested during 2005. Approximately 1.2 million of RSUs outstanding at December 31, 2005 will vest in first quarter 2006 and the Company intends to settle these awards using treasury shares.

QUARTERLY RESULTS (UNAUDITED)

IN MILLIONS, EXCEPT PER SHARE DATA	Quarters ended December 31 2005	2004	Quarters ended September 30 2005	2004	Quarters ended June 30 2005	2004	Quarters March 2005
Revenues							
Sales by Company-operated restaurants	**$3,940.3**	$3,764.1	**$4,000.7**	$3,664.8	**$3,811.2**	$3,511.9	**$3,599.5**
Revenues from franchised and affiliated restaurants	**1,294.3**	1,246.2	**1,326.4**	1,260.9	**1,284.5**	1,217.1	**1,203.3**
Total revenues	**5,234.6**	5,010.3	**5,327.1**	4,925.7	**5,095.7**	4,729.0	**4,802.8**
Company-operated margin	**587.8**	563.5	**610.8**	578.5	**548.6**	526.4	**490.4**
Franchised margin	**1,039.8**	988.0	**1,069.8**	1,008.0	**1,030.7**	971.4	**946.3**
Operating income	**935.5**[1]	617.3[2]	**1,159.8**[1]	1,098.9	**1,016.7**[1]	965.9	**909.6**[1]
Net income	$ **608.5**[1]	$ 397.9[3]	$ **735.4**[1]	$ 778.4[4]	$ **530.4**[1,5]	$ 590.7	$ **727.9**[1,6]
Net income per common share–basic	$ **.48**[1]	$ .31[3]	$ **.59**[1]	$ .62[4]	$ **.42**[1,5]	$ .47	$ **.57**[1,6]
Net income per common share–diluted	**.48**[1]	$ .31[3]	$ **.58**[1]	$ .61[4]	$ **.42**[1,5]	$ .47	$ **.56**[1,6]
Dividends declared per common share	$ **—**	$ —	$ **.67**	$ .55	$ **—**	$ —	$ **—**
Weighted-average shares–basic	**1,259.8**	1,264.3	**1,253.9**	1,256.7	**1,259.5**	1,256.0	**1,268.5**
Weighted-average shares–diluted	**1,275.7**	1,280.9	**1,271.6**	1,268.4	**1,269.7**	1,268.0	**1,289.0**
Market price per common share:							
High	$ **35.69**	$ 32.96	$ **35.03**	$ 28.25	$ **31.91**	$ 29.43	$ **34.56**
Low	**31.48**	27.31	**27.36**	25.64	**27.74**	25.05	**30.81**
Close	**33.72**	32.06	**33.49**	28.03	**27.75**	26.00	**31.14**

[1] Includes share-based and related incremental compensation expense:

- Fourth quarter 2005–$44.4 million ($31.2 million after tax or $0.02 per share-diluted, $0.03 per share-basic)
- Third quarter 2005–$44.3 million ($30.0 million after tax or $0.02 per share)
- Second quarter 2005–$45.1 million ($30.2 million after tax or $0.02 per share-diluted, $0.03 per share-basic)
- First quarter 2005–$57.4 million ($38.3 million after tax or $0.03 per share)

[2] Includes the following pretax charges:

- $ 159.9 million related to a correction in the Company's lease accounting practices and policies.
- $ 117.2 million related to asset/goodwill impairment primarily in South Korea.

[3] Includes net pretax charges of $227.8 million ($180.1 million after tax or $0.14 per share) consisting of the $277.1 million pretax charges discussed in note 2 above and a $49.3 million nonoperating gain related to the sale of the Company's interest in a U.S. real estate partnership.

[4] The effective income tax rate for the third quarter of 2004 benefited from an international transaction and the utilization of certain previously unrealized capital loss carryforwards (the Company was able to reverse a valuation allowance related to the carryforwards due to the gain discussed in note 3 above).

[5] Includes $112.0 million or $0.09 per share of incremental tax expense for the second quarter of 2005 resulting from the decision to repatriate foreign earnings under the Homeland Investment Act.

[6] Includes $178.8 million or $0.13 per share of tax benefit for the first quarter of 2005 primarily due to a favorable audit settlement of the Company's 2000–2002 U.S. tax returns.

MANAGEMENT'S REPORT

Management is responsible for the preparation, integrity and fair presentation of the consolidated financial statements and Notes to the consolidated financial statements. The financial statements were prepared in accordance with the accounting principles generally accepted in the U.S. and include certain amounts based on management's judgement and best estimates. Other financial information presented is consistent with the financial statements.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed under the supervision of the Company's principal executive and financial officers in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

(i) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company;

(ii) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2005. In making this assessment, management used the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2005.

The Company's independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on management's assessment of the Company's internal control over financial reporting. That report appears on a subsequent page of this Report and expresses unqualified opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting.

McDONALD'S CORPORATION

February 20, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
McDonald's Corporation

We have audited the accompanying Consolidated balance sheets of McDonald's Corporation as of December 31, 2005 and 2004, and the related Consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of McDonald's Corporation management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McDonald's Corporation at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in the Notes to the consolidated financial statements, effective January 1, 2005, the Company changed its method for accounting for share-based compensation to conform with SFAS No.123(R), *Share-Based Payment.* Effective January 1, 2003, the Company changed its method for accounting for asset retirement obligations to conform with SFAS No.143, *Accounting for Asset Retirement Obligations.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of McDonald's Corporation's internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2006 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Chicago, Illinois
February 20, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We have audited management's assessment, included in the accompanying Management's Report, that McDonald's Corporation maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Standards Board (United States), the Consolidated balance sheets of McDonald's Corporation as of December 31, 2005 and 2004, and the related Consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005 and our report dated February 20, 2006 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Chicago, Illinois
February 20, 2006

McDonald's Corporation **43**

Executive Officers

The following list sets forth the names of our Executive Officers, their ages and their positions as of February 27, 2006:

Ralph Alvarez
Age: 50. President, McDonald's North America

Mary Dillon
Age: 44. Corporate Executive Vice President–Global Chief Marketing Officer

Denis Hennequin
Age: 47. President, McDonald's Europe

Matthew H. Paull
Age: 54. Corporate Senior Executive Vice President and Chief Financial Officer

David M. Pojman
Age: 46. Corporate Senior Vice President–Controller

Michael J. Roberts
Age: 55. President and Chief Operating Officer

Gloria Santona
Age: 55. Corporate Executive Vice President, General Counsel and Secretary

James A. Skinner
Age: 61. Vice Chairman and Chief Executive Officer

Available information

The Company's Chief Executive Officer, James A. Skinner, certified to the New York Stock Exchange (NYSE) on June 7, 2005, pursuant to Section 303A.12 of the NYSE's listing standards, that he was not aware of any violation by the Company of the NYSE's corporate governance listing standards as of that date.

Copies of Certifications dated February 27, 2006 of the Company's Chief Executive Officer, James A. Skinner, and Chief Financial Officer, Matthew H. Paull, pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, are attached as Exhibits 31.1 and 31.2, respectively, to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005. Shareholders may obtain a copy of these certifications and/or a complete copy of the Company's Annual Report on Form 10-K by going to the investor section of McDonald's website at www.mcdonalds.com, by going to the SEC's website at www.sec.gov or by calling us at 1-630-623-7428. This information is also available at no charge by sending a request to the Company's Investor Relations Service Center, Department 300, McDonald's Plaza, Oak Brook, Illinois 60523.

McDonald's Annual Report on Form 10-K

This financial report was excerpted from the Company's Annual Report on Form 10-K for the period ended December 31, 2005, that was filed with the Securities and Exchange Commission (SEC) on February 27, 2006. Shareholders may obtain a complete copy of the Company's 2005 Annual Report to the SEC on Form 10-K by going to the investor section of McDonald's website at www.mcdonalds.com, by going to the SEC's website at www.sec.gov or by calling us at 1-630-623-7428. This information is also available at no charge by sending a request to the Company's Investor Relations Service Center, Department 300, McDonald's Plaza, Oak Brook, Illinois 60523.

Home Office

McDonald's Corporation
McDonald's Plaza
Oak Brook, IL 60523
1-630-623-3000
www.mcdonalds.com

Printed on recycled paper with 10% post-consumer content.



McDonald's Corporation
McDonald's Plaza
Oak Brook IL 60523
www.mcdonalds.com



McDonald's



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☐ Mark this box with an X if you have made changes to your name or address details above.

McDonald's® Annual Shareholders' Meeting   123456   C0123456789   12345

Comments:

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Thank you for sharing your comments. Although we are unable to personally respond to every proxy card comment, be assured that your remarks will help us learn how to better serve you.

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KEEP THIS PORTION FOR ADMITTANCE TO ANNUAL SHAREHOLDERS' MEETING

Your vote is important. Thank you for voting.

vote by Internet: *www.computershare.com/expressvote*

vote toll-free by telephone: 1-800-652-VOTE (8683)

vote by using this proxy card

If you vote by the Internet or by telephone, please do not mail your proxy card.

McDonald's Annual Shareholders' Meeting information

The Prairie Ballroom at The Lodge, McDonald's Office Campus, Oak Brook, Illinois
Thursday, May 25, 2006, 9:00 a.m. CT

Admission. Please bring this tear-off portion of your proxy card or other proof of share ownership to the meeting to obtain an admission ticket. Seating in the Prairie Ballroom is limited; however, overflow rooms will be available for viewing the meeting. Admission to the Prairie Ballroom will be provided to shareholders on a first-come, first-served basis. Also, to help ensure the security of those attending the meeting, please be aware that all items brought to the meeting will be subject to inspection.

Parking. Limited parking is available on Campus.

Directions. A map and directions to the meeting are available:

• in the Proxy Statement

• at *www.investor.mcdonalds.com*

• via fax-back by calling 1-630-623-0172

Unable to attend McDonald's 2006 Annual Shareholders' Meeting in person?

To view a live webcast of the Annual Shareholders' Meeting, go to www.investor.mcdonalds.com on May 25 at 9:00 a.m. CT and click the appropriate link under "Webcasts". The Annual Shareholders' Meeting webcast and podcast will be available on demand for a limited time.

Attending the annual meeting? Bring this portion of your proxy card for admission.

A Proposals. **This proxy is solicited on behalf of the Board of Directors of McDonald's Corporation. If this signed card contains no specific voting instruction, your shares will be voted with the Board's recommendations, except for Plan Participants (see below).** +

The Board of Directors recommends a vote "FOR" all nominees for Director.

1.	Election of Directors	*FOR*	*Withhold*			*FOR*	*Against*	*Abstain*
01.	Robert A. Eckert	☐	☐	*The Board of Directors recommends a vote "FOR" Proposal 2.*		☐	☐	☐
02.	Enrique Hernandez, Jr.	☐	☐	**2.** Approval of the independent registered public accounting firm				

The Board of Directors recommends a vote "AGAINST" Proposals 3 and 4.

						For	*AGAINST*	*Abstain*
03.	Jeanne P. Jackson	☐	☐	**3.** Approval of a shareholder proposal relating to shareholder approval of future severance agreements		☐	☐	☐
						For	*AGAINST*	*Abstain*
04.	Richard H. Lenny	☐	☐	**4.** Approval of a shareholder proposal relating to labeling of genetically engineered products		☐	☐	☐
05.	Andrew J. McKenna	☐	☐					
06.	Sheila A. Penrose	☐	☐	Mark box if comment has been noted on the reverse side of this card.		☐		

B Authorized signatures. Sign here. This section MUST be completed for your instructions to be executed.

I (we) hereby revoke any proxy previously given, and appoint James A.Skinner, Gloria Santona and Matthew H.Paull, or any of them, as proxies with full powers of substitution to vote all shares the undersigned is entitled to vote at the McDonald's Corporation 2006 Annual Shareholders' Meeting, or any adjournment thereof, and authorize each to vote at his or her discretion on any matter that may properly come before the meeting. (Plan participants are appointing Plan trustees — see below.)

Please sign as your name(s) appear(s) herein and return this proxy card promptly. *If signing for a corporation or partnership, or as agent, attorney or fiduciary, indicate the capacity in which you are signing. If you attend the meeting and decide to vote in person by ballot, such vote will supersede this proxy.*

SIGNATURE 1 please keep signature within the box	*SIGNATURE 2 please keep signature within the box*	*DATE (mm/dd/yyyy)*
		_____/_____/_____

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DETACH AND RETURN THE ABOVE PORTION IF VOTING YOUR PROXY BY MAIL

Voting Instructions for McDonald's Corporation Profit Sharing and Savings Plan and McDonald's Ventures 401(k) Plan Participants

When casting your vote, you are directing the trustees of the Plan(s) in which you participate to vote the McDonald's shares credited to your account(s) under the Plan(s). When you vote these shares, you should consider your own long-term best interests as a Plan participant. In addition, you are directing the trustees to vote shares held in the Plan(s) that have not been voted by other participants and/or vote McDonald's Corporation Profit Sharing and Savings Plan shares that have not yet been credited to participants' accounts. When you direct the vote of these shares, you have a special responsibility to consider the long-term best interests of other Plan participants.

Your above vote will apply to:
a. Shares credited to your account(s) under McDonald's Corporation Profit Sharing and Savings Plan and/or McDonald's Ventures 401(k) Plan
b. Shares not voted and shares that have not yet been credited to Plan participants' accounts, if applicable
c. Shares you may hold at Computershare (MCDirect Shares, certificate and book-entry)

If you wish to vote all of your shares, including shares in McDonald's Corporation Profit Sharing and Savings Plan and/or McDonald's Ventures 401(k) Plan, in the same manner as shares you may hold at Computershare, simply mark your voting instructions above.

If you do NOT want to vote all shares the same way, please contact Computershare at 1-800-MC1-STCK (1-800-621-7825) for specific instructions. Your directions to vote shares held in the Plan(s) will be kept confidential by Computershare, the independent inspector of election.



McDonald's

YOUR VOTE IS IMPORTANT.
PLEASE SIGN AND RETURN THIS CARD.

The Board of Directors recommends a vote "FOR" all nominees for Director.

1. Election of Directors	**For**	**Withhold**
01. Robert A. Eckert	☐	☐
02. Enrique Hernandez, Jr.	☐	☐
03. Jeanne P. Jackson	☐	☐
04. Richard H. Lenny	☐	☐
05. Andrew J. McKenna	☐	☐
06. Shelia A. Penrose	☐	☐

The Board of Directors recommends a vote "FOR" Proposal 2.

	For	**Against**	**Abstain**
2. Approval of the independent registered public accounting firm	☐	☐	☐

The Board of Directors recommends a vote "AGAINST" Proposals 3 and 4.

	FOR	**AGAINST**	**Abstain**
3. Approval of a shareholder proposal relating to shareholder approval of future severance agreements	☐	☐	☐
4. Approval of a shareholder proposal relating to labeling of genetically engineered products	☐	☐	☐

Please sign as your name(s) appear(s) above and return this proxy card promptly. If signing for a corporation or partnership, or as agent, attorney or fiduciary, indicate the capacity in which you are signing.

x ______________________________

x ______________________________ Date: __________, 2006



McDonald's

YOUR VOTE IS IMPORTANT.
PLEASE SIGN AND RETURN THIS CARD.

The Board of Directors recommends a vote "FOR" all nominees for Director.

1. Election of Directors	**For**	**Withhold**
01. Robert A. Eckert	☐	☐
02. Enrique Hernandez, Jr.	☐	☐
03. Jeanne P. Jackson	☐	☐
04. Richard H. Lenny	☐	☐
05. Andrew J. McKenna	☐	☐
06. Shelia A. Penrose	☐	☐

The Board of Directors recommends a vote "FOR" Proposal 2.

	For	**Against**	**Abstain**
2. Approval of the independent registered public accounting firm	☐	☐	☐

The Board of Directors recommends a vote "AGAINST" Proposals 3 and 4.

	For	**AGAINST**	**Abstain**
3. Approval of a shareholder proposal relating to shareholder approval of future severance agreements	☐	☐	☐
4. Approval of a shareholder proposal relating to labeling of genetically engineered products	☐	☐	☐

Please sign as your name(s) appear(s) above and return this proxy card promptly. If signing for a corporation or partnership, or as agent, attorney or fiduciary, indicate the capacity in which you are signing.

x ______________________________

x ______________________________ Date: __________, 2006



McDonald's

YOUR VOTE IS IMPORTANT.
PLEASE SIGN AND RETURN THIS CARD.

The Board of Directors recommends a vote "FOR" all nominees for Director.

1. Election of Directors	**For**	**Withhold**
01. Robert A. Eckert	☐	☐
02. Enrique Hernandez, Jr.	☐	☐
03. Jeanne P. Jackson	☐	☐
04. Richard H. Lenny	☐	☐
05. Andrew J. McKenna	☐	☐
06. Shelia A. Penrose	☐	☐

The Board of Directors recommends a vote "FOR" Proposal 2.

	For	**Against**	**Abstain**
2. Approval of the independent registered public accounting firm	☐	☐	☐

The Board of Directors recommends a vote "AGAINST" Proposals 3 and 4.

	For	**AGAINST**	**Abstain**
3. Approval of a shareholder proposal relating to shareholder approval of future severance agreements	☐	☐	☐
4. Approval of a shareholder proposal relating to labeling of genetically engineered products	☐	☐	☐

Please sign as your name(s) appear(s) above and return this proxy card promptly. If signing for a corporation or partnership, or as agent, attorney or fiduciary, indicate the capacity in which you are signing.

x ______________________________

x ______________________________ Date: __________, 2006



PROXY AND VOTING INSTRUCTION CARD

McDONALD'S CORPORATION
McDonald's Plaza
Oak Brook, IL 60523

This proxy is solicited on behalf of the Board of Directors of McDonald's Corporation.

Dear Shareholder:

McDonald's 2006 Annual Shareholders' Meeting will be held at 9:00 a.m. Central Time on Thursday, May 25, 2006, in the Prairie Ballroom at The Lodge on McDonald's Office Campus in Oak Brook, Illinois. For admission to the meeting, please bring your bank or broker statement evidencing your beneficial ownership of McDonald's stock. Seating in the Prairie Ballroom is limited; however, overflow rooms will be available for viewing the meeting. Admission to the Prairie Ballroom will be provided to shareholders on a first-come, first-served basis. Also, to help ensure the security of those attending the meeting, please be aware that all items brought to the meeting will be subject to inspection. Please refer to the Proxy Statement or visit the investor section of McDonald's website at www.investor.mcdonalds.com for more information, including a map and directions to the meeting. If you are unable to attend the meeting, you can view a live webcast. Go to www.investor.mcdonalds.com on May 25 at 9:00 a.m. CT and click the appropriate link under "Webcasts". The Annual Shareholders' Meeting webcast and podcast will be available on demand for a limited time.

Your vote is important. Thank you for voting!

I (we) hereby revoke any proxy previously given, and appoint James A. Skinner, Gloria Santona and Matthew H. Paull, or any of them, as proxies with full powers of substitution to vote all shares that I am (we are) entitled to vote at the McDonald's Corporation 2006 Annual Shareholders' Meeting, or any adjournment thereof, and authorize each to vote at his or her discretion on any matter that may properly come before the meeting.

If this signed card contains no specific voting instruction, your shares will be voted with the Board's recommendations.



PROXY AND VOTING INSTRUCTION CARD

McDONALD'S CORPORATION
McDonald's Plaza
Oak Brook, IL 60523

This proxy is solicited on behalf of the Board of Directors of McDonald's Corporation.

Dear Shareholder:

McDonald's 2006 Annual Shareholders' Meeting will be held at 9:00 a.m. Central Time on Thursday, May 25, 2006, in the Prairie Ballroom at The Lodge on McDonald's Office Campus in Oak Brook, Illinois. For admission to the meeting, please bring your bank or broker statement evidencing your beneficial ownership of McDonald's stock. Seating in the Prairie Ballroom is limited; however, overflow rooms will be available for viewing the meeting. Admission to the Prairie Ballroom will be provided to shareholders on a first-come, first-served basis. Also, to help ensure the security of those attending the meeting, please be aware that all items brought to the meeting will be subject to inspection. Please refer to the Proxy Statement or visit the investor section of McDonald's website at www.investor.mcdonalds.com for more information, including a map and directions to the meeting. If you are unable to attend the meeting, you can view a live webcast. Go to www.investor.mcdonalds.com on May 25 at 9:00 a.m. CT and click the appropriate link under "Webcasts". The Annual Shareholders' Meeting webcast and podcast will be available on demand for a limited time.

Your vote is important. Thank you for voting!

I (we) hereby revoke any proxy previously given, and appoint James A. Skinner, Gloria Santona and Matthew H. Paull, or any of them, as proxies with full powers of substitution to vote all shares that I am (we are) entitled to vote at the McDonald's Corporation 2006 Annual Shareholders' Meeting, or any adjournment thereof, and authorize each to vote at his or her discretion on any matter that may properly come before the meeting.

If this signed card contains no specific voting instruction, your shares will be voted with the Board's recommendations.



PROXY AND VOTING INSTRUCTION CARD

McDONALD'S CORPORATION
McDonald's Plaza
Oak Brook, IL 60523

This proxy is solicited on behalf of the Board of Directors of McDonald's Corporation.

Dear Shareholder:

McDonald's 2006 Annual Shareholders' Meeting will be held at 9:00 a.m. Central Time on Thursday, May 25, 2006, in the Prairie Ballroom at The Lodge on McDonald's Office Campus in Oak Brook, Illinois. For admission to the meeting, please bring your bank or broker statement evidencing your beneficial ownership of McDonald's stock. Seating in the Prairie Ballroom is limited; however, overflow rooms will be available for viewing the meeting. Admission to the Prairie Ballroom will be provided to shareholders on a first-come, first-served basis. Also, to help ensure the security of those attending the meeting, please be aware that all items brought to the meeting will be subject to inspection. Please refer to the Proxy Statement or visit the investor section of McDonald's website at www.investor.mcdonalds.com for more information, including a map and directions to the meeting. If you are unable to attend the meeting, you can view a live webcast. Go to www.investor.mcdonalds.com on May 25 at 9:00 a.m. CT and click the appropriate link under "Webcasts". The Annual Shareholders' Meeting webcast and podcast will be available on demand for a limited time.

Your vote is important. Thank you for voting!

I (we) hereby revoke any proxy previously given, and appoint James A. Skinner, Gloria Santona and Matthew H. Paull, or any of them, as proxies with full powers of substitution to vote all shares that I am (we are) entitled to vote at the McDonald's Corporation 2006 Annual Shareholders' Meeting, or any adjournment thereof, and authorize each to vote at his or her discretion on any matter that may properly come before the meeting.

If this signed card contains no specific voting instruction, your shares will be voted with the Board's recommendations.